UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Telekomunikasi Indonesia Tbk
March 22, 2024

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

By: /s/ Raden Achmad Faisal

----------------------------------------------------

Raden Achmad Faisal

Acting VP Investor Relations

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk. and its subsidiaries

Consolidated financial statements

as of December 31, 2023 and for the year ended with independent auditor’s report

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND FOR THE YEAR THEN ENDED

WITH INDEPENDENT AUDITOR’S REPORT

Statement of the Board of Directors

regarding the Board of Director’s Responsibility for

Consolidated Financial Statements as of December 31, 2023

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and its Subsidiaries

On behalf of the Board of Directors, weundersigned:

1.	Name	:	Ririek Adriansyah
	Business Address	:	Jl. Japati No.1 Bandung 40133
	Address	:	Jl. Karang Tengah Raya Pertanian I/99 RT 05 RW 04
Kelurahan Lebak Bulus, Kecamatan Cilandak, Jakarta Selatan
	Phone	:	(022) 452 7101
	Position	:	President Director
:
2.	Name	:	Heri Supriadi
	Business Address	:	Jl. Japati No.1 Bandung 40133
	Address	:	Jl. Rancamayar No. 18 RT 001 RW 008 Kelurahan Gumuruh Kecamatan Batununggal, Bandung
	Phone	:	(022) 452 7201/ 021 520 9824
	Position	:	Director of Finance and Risk Management

We hereby state as follows:

1.

We are responsible for the preparation and presentation of the consolidated financial statement of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the "Company'') and its subsidiaries as of December 31, 2023 and for the year ended;

2.

The Company and its subsidiaries' consolidated financial statement as of December 31, 2023 and for the year ended have been prepared and presented in accordance with Indonesian Financial· Accounting Standards;

3.	All information has been fully and correctly disclosed in the Company and its subsidiaries' consolidated financial statement;
4.	The Company and its subsidiaries' consolidated financial statement do not contain false material information or facts, nor do they omit any material information or facts;
5.	We are responsible for the Company and its subsidiaries' internal control system.

This statement is considered to be true and correct.

Jakarta, March 22, 2024

/s/ Ririek Adriansyah Ririek Adriansyah President Director	/s/ Heri Supriadi Heri Supriadi Director of Finance and Risk Management

Independent Auditors’ Report
No.00268/2.1032/AU.1/06/0687-2/1/III/2024

The Shareholders and the Boards of Commissioners and Directors

Perusahaan Perse roan (Persero) PT Telekomunikasi Indonesia Tbk

Opinion

We have audited the accompanying consolidated financial statements of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (the “Company”) and its subsidiaries (collectively referred to as the “Group”), which comprise the consolidated statement of financial position as of December 31, 2023 , and the consolidated statement of profit or loss and other comprehensive income, consolida ted statement of changes in equity, and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position as of December 31, 2023 , and its consolida ted financial performance and cash flows for the year then ended, in accordance with Indonesian Financial Accounting Standards.

Basis for opinion

We conducted our audit in accordance with Standards on Auditing established by the Indonesian Institute of Certified Public Accountants (“IICPA”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements paragraph of our report. We are independent of the Group in accordance with the ethical requirements relevant to our audit of the consolidated financial statements in Indonesia, and we have fulfilled our other ethical responsibilities in accordance with such requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. Such key audit matters were addressed in the context of our audit of the consolidated financial statements taken as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on such key audit matters. For the key audit matter below, our description of how our audit addressed such key audit matter is provided in such context.

Independent Auditors’ Report
No.00268/2.1032/AU.1/06/0687-2/1/III/2024 (continued)

Key audit matters (continued)

We have fulfilled the responsibilities described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements paragraph of our report, including in relation to the key audit matter communicated below. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the accompanying consolidated financial statements. The results of our audit procedures, including the procedures performed to address the key audit matter below, provide the basis for our opinion on the accompanying consolidated financial statements.

Evaluation of telecommunication infrastructure estimated useful lives Description of the key audit matter:

As of December 31, 2023, the balance of consolidated telecommunication infrastructures amounted to Rp158,516 billion which represents 55% of total consolidated assets. As discussed in Notes 2 y and 11 to the accompanying consolidated financial statements, the Group reviews the estimated useful lives of its property and equipment, including telecommunication infrastructures, at least annually and such estimates are updated if expectations differ from previous estimates due to changes in expectation of physical wear and tear, technical, or commercial obsolescence, and legal or other limitations on the continuing use of the property and equipment.

Auditing the Group's estimated useful lives of telecommunication infrastructures is complex and requires significant judgment because the determination of the estimated useful lives considers a number of factors, including strategic business plans, expected future technological developments, and market behavior.

Audit response:

We obtained an understanding, and evaluated the design and tested the operating effectiveness, of internal controls over the Group’s process of estimating the useful lives of its telecommunication infrastructures. This includes, among others, testing of management’s review control on checking the completeness and accuracy of the assets classification data and assessing the appropriateness of the judgments regarding the most relevant data to be considered in determining its useful lives. We also tested management’s control on benchmarking analysis, including the selection criteria, on the estimated useful lives of telecommunication infrastructures.

To test whether the estimated useful lives of telecommunication infrastructures used by management was reasonable, our audit procedures included, among others, obtaining an understanding of management’s strategy related to asset replacements and assessed the reasonableness of assumptions by considering external sources, such as telecommunication technology growth, changes in market demand, and current economic and regulatory trends. We assessed whether the benchmarking analysis on the estimated useful lives of telecommunication infrastructures used by management was complete and consistent with the selection criteria through comparison with sample portfolio of public companies within the telecommunication industry.

Independent Auditors’ Report
No.00268/2.1032/AU.1/06/0687-2/1/III/2024 (continued)

Other information

Management is responsible for the other information. Other information comprises the information included in the 2023 Annual Report (“The Annual Report”) other than the accompanying consolidated financial statements and our independent auditor’s report thereon. The Annual Report is expected to be made available to us after the date of this independent auditor’s report.

Our opinion on the accompanying consolidated financial statements does not cover the Annual Report, and accordingly, we do not express any form of assurance on the Annual Report.

In connection with our audit of the accompanying consolidated financial statements, our responsibility is to read the Annual Report when it becomes available and, in doing so, consider whether the Annual Report is materially inconsistent with the accompanying consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

When we read the Annual Report, if we conclude that there is a material misstatement therein, we are required to communicate the matter to those charged with governance and take appropriate actions based on the applicable laws and regulations.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with Indonesian Financial Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern, and using the going concern basis of accounting, unless management either intends to liquidate the Group or to cease its operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements taken as a whole are free from material misstatement, whether due to fraud or error, and to issue an independent auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Standards on Auditing established by the IICPA will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

Independent Auditors’ Report
No.00268/2.1032/AU.1/06/0687-2/1/III/2024 (continued)

Auditor’s responsibilities for the audit of the consolidated financial statements (continued)

As part of an audit in accordance with Standards on Auditing established by the IICPA, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to such risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or override of internal control.
●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.
●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
●	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our independent auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusion is based on the audit evidence obtained up to the date of our independent auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.
●	Evaluate the overall presentation, structure, and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
●	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision, and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Independent Auditors’ Report
No.00268/2.1032/AU.1/06/0687-2/1/III/2024 (continued)

Auditor's responsibilities for the audit of the consolidated financial statements (continued)

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe such key audit matters in our independent auditor's report unless laws or regulations preclude public disclosure about such key audit matters or when, in extremely rare circumstances, we determine that a key audit matter should not be communicated in our independent auditor's report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

KAP Purwantono, Sungkoro & Surja

/s/Agung Purwanto

Agung Purwanto

Public Accountant Registration No. AP.0687

March 22, 2024

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2023

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

	Notes	2023	2022
ASSETS

CURRENT ASSETS
Cash and cash equivalents	3,32,37	29,007	31,947
Other current financial assets	4,32,37	1,661	1,349
Trade receivables - net allowance for expected
credit losses
Related parties	5,32,37	1,918	1,620
Third parties	5,37	8,749	7,014
Contract assets	6,32,37	2,704	2,457
Inventories	7	997	1,144
Contract cost	9	653	671
Claim for tax refund and prepaid taxes	27	1,928	1,844
Other current assets	8,32	7,996	7,011
Total Current Assets		55,613	55,057

NON-CURRENT ASSETS
Contract assets	6,32	26	34
Long-term investments	10	8,162	8,653
Contract cost	9	1,568	1,741
Property and equipment	11,32,35a	180,755	173,329
Right-of-use assets	12a	22,584	20,336
Intangible assets	14	8,731	8,302
Deferred tax assets	27f	4,170	4,117
Other non-current assets	13,27,32	5,433	3,623
Total Non-current Assets		231,429	220,135
TOTAL ASSETS		287,042	275,192

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables
Related parties	15,32,37	585	431
Third parties	15,37	18,023	18,026
Contract liabilities	17a,32	6,848	6,295
Other payables	37	441	463
Taxes payable	27c	4,525	5,372
Accrued expenses	16,32,37	13,079	15,445
Customer deposits	32	2,566	2,382
Short-term bank loans	18a,32,37	9,650	8,191
Current maturities of long-term
loans and other borrowings	18b,32,37	10,276	8,858
Current maturities of lease liabilities	12a,37	5,575	4,925
Total Current Liabilities		71,568	70,388

NON-CURRENT LIABILITIES
Deferred tax liabilities	27f	841	1,023
Contract liabilities	17b,32	2,591	1,561
Long service award provisions	31	1,153	1,031
Pension benefits and other post-employment
benefits obligations	30	11,414	10,272
Long-term loans and other borrowings	19,32,37	27,773	27,331
Lease liabilities	12a,37	14,850	13,736
Other liabilities		290	588
Total Non-current Liabilites		58,912	55,542
TOTAL LIABILITIES		130,480	125,930

EQUITY
Capital stock	21	4,953	4,953
Additional paid-in capital		2,711	2,711
Other equity	22	9,639	9,697
Retained earnings
Appropriated	29	15,337	15,337
Unappropriated		103,104	96,560
Net equity attributable to:
Owners of the parent company		135,744	129,258
Non-controlling interest	20	20,818	20,004
TOTAL EQUITY		156,562	149,262
TOTAL LIABILITIES AND EQUITY		287,042	275,192

The accompanying notes form an integral part of these consolidated financial statements.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the Year Ended December 31, 2023

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

	Notes	2023	2022
REVENUES	23,32	149,216	147,306

COST AND EXPENSES
Operation, maintenance, and telecommunication
service expenses	25,32	(39,718)	(38,184)
Depreciation and amortization expenses	11,12a,14	(32,663)	(33,255)
Personnel expenses	24	(15,927)	(14,907)
Interconnection expenses	32	(6,363)	(5,440)
General and administrative expenses	26,32	(6,099)	(5,854)
Marketing expenses	32	(3,530)	(3,929)
Unrealized loss on changes in fair value of investments	10	(748)	(6,438)
Other income - net		252	26
Gain (loss) on foreign exchange - net		(36)	256

OPERATING PROFIT		44,384	39,581

Finance income	32	1,061	878
Finance cost	32	(4,652)	(4,033)
Share of profit (loss) of long-term investment in associates	10	1	(87)

PROFIT BEFORE INCOME TAX		40,794	36,339

INCOME TAX (EXPENSE) BENEFIT	27d
Current		(8,796)	(9,259)
Deferred		210	600
		(8,586)	(8,659)

PROFIT FOR THE YEAR		32,208	27,680

OTHER COMPREHENSIVE INCOME (LOSS)
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Foreign currency translation	22	(66)	299
Changes in fair value of investments	10	2	3
Share of other comprehensive income (loss) of
long-term investment in associates	10	(1)	1
Other comprehensive income (loss) not to be reclassified to profit or loss in subsequent periods:
Defined benefit actuarial gain (loss) - net	30	(1,389)	1,464
Other comprehensive income (loss) - net		(1,454)	1,767

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		30,754	29,447

Profit for the year attributable to:
Owners of the parent company		24,560	20,753
Non-controlling interests	20	7,648	6,927
		32,208	27,680
Total comprehensive income for the year attributable to:
Owners of the parent company		23,083	22,468
Non-controlling interests		7,671	6,979
		30,754	29,447
BASIC EARNINGS PER SHARE
(in full amount)	28
Net income per share		247.92	209.49
Net income per ADS (100 Series B shares per ADS)		24,792.50	20,949.46

The accompanying notes form an integral part of these consolidated financial statements.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the Year Ended December 31, 2023

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

		Attributable to owners of the parent company
					Retained earnings
Description	Notes	Capital stock	Additional paid-in capital	Other equity	Appropriated	Unappropriated	Net	Non-controlling interests	Total equity
Balance, January 1, 2022		4,953	2,711	9,395	15,337	89,250	121,646	23,753	145,399
Investment from non-controlling interests
for newly established indirect subsidiary		-	-	-	-	-	-	45	45
Changes in non-controlling interest		-	-	-	-	-	-	11	11
Cash dividend	29	-	-	-	-	(14,856)	(14,856)	(10,103)	(24,959)
Repurchase of non-controlling interest shares	1e	-	-	-	-	-	-	(681)	(681)
Profit for the year	20	-	-	-	-	20,753	20,753	6,927	27,680
Other comprehensive income - net		-	-	302	-	1,413	1,715	52	1,767
Balance, December 31, 2022		4,953	2,711	9,697	15,337	96,560	129,258	20,004	149,262

Balance, January 1, 2023		4,953	2,711	9,697	15,337	96,560	129,258	20,004	149,262
Differences in non-controlling interest ownership acquisition
transactions of subsidiary		-	-	6	-	-	6	-	6
Additional capital contributions from non-controlling interests
of subsidiary	1e	-	-	-	-	-	-	2,955	2,955
Changes in non-controlling interest		-	-	-	-	-	-	22	22
Cash dividend	29	-	-	-	-	(16,603)	(16,603)	(9,803)	(26,406)
Repurchase of non-controlling interest shares	1e	-	-	-	-	-	-	(31)	(31)
Profit for the year	20	-	-	-	-	24,560	24,560	7,648	32,208
Other comprehensive income (loss) - net		-	-	(64)	-	(1,413)	(1,477)	23	(1,454)
Balance, December 31, 2023		4,953	2,711	9,639	15,337	103,104	135,744	20,818	156,562

The accompanying notes form an integral part of these consolidated financial statements.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2023

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

	Notes	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from customers and other operators		148,458	146,268
Cash receipts from interests		1,049	865
Cash receipts from tax refund		681	2,411
Cash payments for expenses		(53,410)	(45,559)
Cash payments to employees		(16,116)	(14,052)
Cash payments for corporate and final income taxes		(10,746)	(8,465)
Cash payments for finance costs		(4,748)	(4,064)
Cash payments for short-term and low-value lease assets	12a	(3,770)	(3,873)
Cash payments for value added taxes - net		(1,410)	(515)
Cash receipts from others - net		593	338

Net cash provided by operating activities		60,581	73,354

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from insurance claims	11	199	299
Proceeds from sale of property and equipment	11	100	526
Dividend received from associated company		14	17
Purchase of property and equipment	11,39	(33,601)	(35,138)
Purchase of intangible assets	14,39	(2,817)	(3,259)
Addition of long-term investment in financial instrument		(340)	(1,401)
Placement in other current financial assets - net		(315)	(854)
(Increase) decrease of other assets		(149)	560

Net cash used in investing activities		(36,909)	(39,250)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loans and other borrowings	18,19	38,834	35,958
Proceeds from issuance of new shares of subsidiaries	1e	2,961	45
Repayments of loans and other borrowings	18,19	(35,323)	(44,304)
Cash dividend paid to the Company's stockholders	29	(16,603)	(14,856)
Cash dividend paid to non-controlling interests of subsidiaries		(9,803)	(10,103)
Repayments of principal portion of lease liabilities	39	(6,602)	(6,896)
Placement in shares buyback of subsidiary	1e	(31)	(681)

Net cash used in financing activities		(26,567)	(40,837)

NET DECREASE IN CASH AND CASH EQUIVALENTS		(2,895)	(6,733)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND
CASH EQUIVALENTS		(44)	370

ALLOWANCE FOR EXPECTED CREDIT LOSSES		(1)	(1)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	3	31,947	38,311

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	3	29,007	31,947

The accompanying notes form an integral part of these consolidated financial statements.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

1.	GENERAL

a.	Establishment and general information

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (the “Company”) was originally part of “Post en Telegraafdienst”, which was established and operated commercially in 1884 under the framework of Decree No. 7 dated March 27, 1884 of the Governor General of the Dutch Indies which was published in State Gazette No. 52 dated April 3, 1884.

In 1991, the status of the Company was changed into a state-owned limited liability corporation (“Persero”) based on Government Regulation No. 25/1991. The ultimate parent of the Company is the Government of the Republic of Indonesia (the “Government”) (Note 21).

The Company was established based on Notarial Deed No. 128 dated September 24, 1991 of Imas Fatimah, S.H. The deed of establishment was approved by the Ministry of Justice of the Republic of Indonesia in its Decision Letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991 and was published in State Gazette No. 5 dated January 17, 1992, Supplement No. 210. The Company's Articles of Association have been amended several times, with the latest amendments made is in relation with adjustments of the Company’s business activities in the Articles of Association with the Standard Classification of Indonesian Business Fields in 2020.

Amendments to the Articles of Association as stated in the Notary Deed of Ashoya Ratam, S.H., M.Kn. No. 37 dated June 22, 2022, the amendment has been received and approved by the Minister of Law and Human Rights of the Republic of Indonesia (“MoLHR”) based on letter No. AHU-0044650.AH.01.02. Year of 2022 dated June 29, 2022, concerning Acceptance of Notification Approval of Amendment to the Articles of Association of the Limited Liability Company (Persero) PT Telekomunikasi Indonesia Tbk.

In accordance with Article 3 of the Company’s Articles of Association, the scope of the Company’s activities is to provide telecommunication network and telecommunication and information services, and to optimize the Company’s resources to provide high quality and competitive goods and/or services to gain/pursue profit in order to increase the value of the Company by applying the Limited Liability Company principle. To achieve these objectives, the Company is involved in the following activities:

i.	Main business:
(a)

Planning, building, providing, developing, operating, marketing or selling or leasing, and maintaining telecommunications and information networks in a broad sense in accordance with the prevailing laws and regulations.

(b)	Planning, developing, providing, marketing or selling, and improving telecommunications and information services in a broad sense in accordance with the prevailing laws and regulations.
(c)	Investing, including in the form of equity capital in other companies, in line with and to achieve the purposes and objectives of the Company.

ii.	Supporting business:
(a)	Providing payment transactions and money transfer services through telecommunications and information network.
(b)

Performing other activities and undertakings in connection with the optimization of the Company's resources, which includes the utilization of the Company's property and equipment and movable assets, information systems, education and training, and repairs and maintenance facilities.

(c)   Collaborating with other parties in order to optimize the information and communication or technology resources owned by other parties as services provider in the information, communication and technology industry as to achieve the purposes and objectives of the Company.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

a.	Establishment and general information (continued)

The Company is domiciled and headquartered in Bandung, West Java, located at Jalan Japati No. 1, Bandung.

The Company was granted several networks and/or services provision licenses by the Government which are valid for an unlimited period of time as long as the Company complies with the prevailing laws and regulations and fulfills the obligation stated in those licenses. For every license issued by the Ministry of Communication and Information (“MoCI”), an evaluation is performed annually and an overall evaluation is performed every five years. The Company is obliged to submit reports of networks and/or services annually to the Indonesian Directorate General of Post and Informatics (“DGPI”), replacing the previously known as Indonesian Directorate General of Post and Telecommunications (“DGPT”).

The reports comprises of several information, such as network development progress, service quality standard achievement, number of customers, license payment, and universal service contribution. Meanwhile, for internet telephone services for public purpose, internet interconnection service, and internet access service, additional information is required, such as operational performance, customer segmentation, traffic, and gross revenue.

Details of these licenses are as follows:

License	License No.	Type of service	Grant date/latest renewal date
License to operate internet telephone services for public purpose	127/KEP/DJPPI/KOMINFO/3/2016	Internet telephone services for public purpose	March 30, 2016
License to operate internet service provider	2176/KEP/M.KOMINFO/12/2016	Internet service provider	December 30, 2016
License to operate content service provider	1040/KEP/M.KOMINFO/ 16/2017	Content service provider	May 16, 2017
License for the implementation of internet interconnection services	1004/KEP/M.KOMINFO/ 2018	Internet interconnection services	December 26, 2018
License to operate data communication system services	046/KEP/M.KOMINFO/02/2020	Data communication system services	August 3, 2020
License to operate IPTV service provider	022/KEP/M.KOMINFO/02/2021	Multimedia IPTV service provider	February 25, 2021
License of electronics money issuer and money transfer	Bank Indonesia License 23/587/DKSP/Srt/B	Electronics money and money transfer service	July 1, 2021
License to operate fixed network long distance direct line	073/KEP/M.KOMINFO/02/2021	Fixed network long distance direct line	August 23, 2021
License to operate fixed international network	082/KEP/M.KOMINFO/02/2021	Fixed international network	October 8, 2021
License to operate fixed closed network	094/KEP/M.KOMINFO/02/2021	Fixed closed network	December 9, 2021
License to operate circuit switched-based local fixed line network	095/KEP/M.KOMINFO/02/2021	Circuit switched-based and packet switched-based local fixed line network	December 9, 2021

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

b.	Company’s Board of Commissioners, Board of Directors, Audit Committee, Corporate Secretary, Internal Audit, and Employees

i.Boards of Commissioners and Directors

Based on resolutions made at Annual General Meeting (“AGM”) of Stockholders of the Company as covered by Notarial Deed of Ashoya Ratam, S.H., M.Kn., No. 35 dated June 23, 2023 and No. 34, dated June 18, 2021, the composition of the Company’s Boards of Commissioners and Directors as of December 31, 2023 and 2022, respectively, were as follows:

	2023	2022
President Commissioner/ Independent Commissioner	Bambang Permadi Soemantri Brojonegoro	Bambang Permadi Soemantri Brojonegoro
Independent Commissioner	Wawan Iriawan	Wawan Iriawan
Independent Commissioner	Bono Daru Adji	Bono Daru Adji
Independent Commissioner	Abdi Negara Nurdin*	Abdi Negara Nurdin
Commissioner	Arya Mahendra Sinulingga	Arya Mahendra Sinulingga
Commissioner	Marcelino Rumambo Pandin	Marcelino Rumambo Pandin
Commissioner	Ismail	Ismail
Commissioner	Rizal Mallarangeng	Rizal Mallarangeng
Commissioner	Isa Rachmatarwata	Isa Rachmatarwata
Commissioner	Silmy Karim	-
President Director	Ririek Adriansyah	Ririek Adriansyah
Director of Enterprise & Business Service	F.M. Venusiana R.	F.M. Venusiana R.
Director of Digital Business	Muhamad Fajrin Rasyid	Muhamad Fajrin Rasyid
Director of Human Capital Management	Afriwandi	Afriwandi
Director of Finance and Risk Management	Heri Supriadi	Heri Supriadi
Director of Network & IT Solution	Herlan Wijanarko	Herlan Wijanarko
Director of Strategic Portfolio	Budi Setyawan Wijiaya	Budi Setyawan Wijiaya
Director of Wholesale & International Services	Bogi Witjaksono	Bogi Witjaksono
Director of Group Business Development	Honesti Basyir	-
Director of Consumer Service	-	F.M. Venusiana R.

*  Based on Notification Letter of VP Investor Relations No. Tel.03/LP 000/DCI-M0200000/2024 dated January 19, 2024, regarding Resignation of the Company’s Independent Commissioners, Mr. Abdi Negara Nurdin was no longer effectively serve as an Independent Commissioner.

ii.Audit Committee, Corporate Secretary, and Internal Audit

The composition of the Company’s Audit Committee, Corporate Secretary, and Internal Audit  as of December 31, 2023 and 2022, respectively, were as follows:

	2023	2022
Chairman	Bono Daru Adji	Bono Daru Adji
Member	Bambang Permadi Soemantri Brojonegoro	Bambang Permadi Soemantri Brojonegoro
Member	Wawan Iriawan	Wawan Iriawan
Member	Abdi Negara Nurdin*	Abdi Negara Nurdin
Member	Emmanuel Bambang Suyitno	Emmanuel Bambang Suyitno
Member	Edy Sihotang	Edy Sihotang
Corporate Secretary	Anetta Hasan	R. Achmad Faisal
Internal Audit	Daru Mulyawan	Daru Mulyawan

* Based on the Company’s Board of Commissioner Letter No. 04/KEP/DK/2024 dated February 6, 2024, regarding the Composition of the Company's Audit Committee Membership, Mr. Abdi Negara was no longer effectively serve as an Audit Committee of the Company.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

b.	Company’s Board of Commissioners, Board of Directors, Audit Committee, Corporate Secretary, Internal Audit, and Employees (continued)

iii.Employees

As of December 31, 2023 and 2022, the Company and its subsidiaries (collectively referred to as “the Group”) had 20,605 employees and 20,951 employees (unaudited), respectively.

c.	Public offering of securities of the Company

The Company’s number of shares prior to its Initial Public Offering (“IPO”) totalled 8,400,000,000, consisting of 8,399,999,999 Series B shares and 1 Series A Dwiwarna share, and were wholly-owned by the Government. On November 14, 1995, 933,333,000 new Series B shares and 233,334,000 Series B shares owned by the Government were offered to the public through an IPO and listed on the Indonesia Stock Exchange (“IDX”) and 700,000,000 Series B shares owned by the Government were offered to the public and listed on the New York Stock Exchange (“NYSE”) and the London Stock Exchange (“LSE”) in the form of American Depositary Shares (“ADS”). There were 35,000,000 ADS and each ADS represented 20 Series B shares at that time.

In December 1996, the Government had a block sale of its 388,000,000 Series B shares, and in 1997, distributed 2,670,300 Series B shares as incentive to the Company’s stockholders whodid not sell their shares within one year from the date of the IPO. In May 1999, the Government further sold 898,000,000 Series B shares.

To comply with Law No. 1/1995 on Limited Liability Companies, at the AGM of Stockholders ofthe Company on April 16, 1999, the Company’s stockholders resolved to increase the Company’s issued share capital by the distribution of 746,666,640 bonus shares through the capitalization of certain additional paid-in capital, which was made to the Company’s stockholders in August 1999. On August 16, 2007, Law No. 1/1995 on Limited Liability Companies was amended by the issuance of Law No. 40/2007 on Limited Liability Companies which became effective on the same date. Law No. 40/2007 has no effect on the public offering of shares of the Company. The Company has complied with Law No. 40/2007.

In December 2001, the Government had another block sale of 1,200,000,000 shares or 11.9% of the total outstanding Series B shares. In July 2002, the Government further sold a block of 312,000,000 shares or 3.1% of the total outstanding Series B shares.

At the AGM of Stockholders of the Company held on July 30, 2004, the minutes of which were covered by Notarial Deed No. 26 of A. Partomuan Pohan, S.H., LLM., the Company’s stockholders approved the Company’s 2-for-1 stock split for Series A Dwiwarna and Series B share. The Series A Dwiwarna share with par value of Rp500 per share was split into 1 Series A Dwiwarna share with par value of Rp250 per share and 1 Series B share with par value of Rp250 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna share and 39,999,999,999 Series B shares to 1 Series A Dwiwarna share and 79,999,999,999 Series B shares, and the issued capital stock from 1 Series A Dwiwarna share and 10,079,999,639 Series B shares to 1 Series A Dwiwarna share and 20,159,999,279 Series B shares. After the stock split, each ADS represented 40 Series B shares.

During the Extraordinary General Meeting (“EGM”) held on December 21, 2005 and the AGMs held on June 29, 2007, June 20, 2008, and May 19, 2011, the Company’s stockholders approved phase I, II, III, and IV plan, respectively, of the Company’s program to repurchase its issued Series B shares.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

c.	Public offering of securities of the Company (continued)

During the period of December 21, 2005 to June 20, 2007, the Company had bought back 211,290,500 shares from the public (stock repurchase program phase I). On July 30, 2013, the Company had sold all such shares.

At the AGM held on April 19, 2013 as covered by Notarial Deed No. 38 dated April 19, 2013 of Ashoya Ratam, S.H., M.Kn., the stockholders approved the changes to the Company’s plan on the treasury stock acquired under phase III. At the AGM held on April 19, 2013, the minutes of which were covered by Notarial Deed No. 38 of Ashoya Ratam, S.H., M.Kn., the stockholders approved the Company’s 5-for-1 stock split for Series A Dwiwarna and Series B shares. Series A Dwiwarna share with par value of Rp250 per share was split into 1 Series A Dwiwarna share with par value of Rp50 per share and 4 Series B shares with par value of Rp50 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna and 79,999,999,999 Series B shares to 1 Series A Dwiwarna and 399,999,999,999 Series B shares. The issued capital stock increased from 1 Series A Dwiwarna and 20,159,999,279 Series B shares to 1 Series A Dwiwarna and 100,799,996,399 Series B shares. After the stock split, each ADS represented 200 Series B shares. Effective from October 26, 2016, the Company change the ratio of Depositary Receipt from 1 ADS representing 200 series B shares to become 1 ADS representing 100 series B shares. Profit per ADS information have been retrospectively adjusted to reflect the changes in the ratio of ADS.

On May 16 and June 5, 2014, the Company deregistered from Tokyo Stock Exchange (“TSE”) and delisted from the LSE, respectively.

On December 21, 2015, the Company sold the remaining shares of treasury shares phase III.

On June 29, 2016, the Company sold the treasury shares phase IV.

At the AGM held on April 27, 2018, as covered by Notarial Deed No. 35 dated May 15, 2018, of Ashoya Ratam, S.H., M.Kn., the stockholders approved the changes of the Company’s plan on the transfer of shares from the repurchase through the withdrawal of 1,737,779,800 shares of treasury stock, by reducing the issued and paid-up capital from the initial amount of Rp5,040 billion into amount of Rp4,953 billion. Thus, in order to comply with the provisions of Article 33 UU No. 40 of 2007 concerning Limited Liability Companies, the AGM approved the reduction of the Company's authorized capital from the original Rp20,000 billion to Rp19,500 billion, so the Company's total authorized share capital became 1 Series A Dwiwarna and 389,999,999 Series B shares.

As of December 31, 2023, all of the Company’s Series B shares are listed on the IDX and 39,734,520 ADS or equivalent to 3,973,451,980 Series B shares are listed on the NYSE (Note 21).

On June 16, 2015, the Company issued Continuous Bonds I Telkom Phase I 2015, with a nominal amount of Rp2,200 billion for Series A with a seven-year period, Rp2,100 billion for Series B with a ten-year period, Rp1,200 billion for Series C with a fifteen-year period, and Rp1,500 billion for Series D with a thirty-year period, which respectively are listed on the IDX (Note 19b).

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

d.	Subsidiaries

As of December 31, 2023 and 2022, the Company has consolidated the following directly and indirectly owned subsidiaries (Notes 2b and 2d):

i.Direct subsidiaries:

		Start year of			Total assets before
		operation	Percentage of ownership*		elimination
Subsidiary	Nature of business	commencement	2023	2022	2023	2022
PT Telekomunikasi	Mobile	1995	70	65	112,966	100,991
Selular	telecommunication,
(“Telkomsel”)**	fixed broadband, network
	service, and IPTV

PT Dayamitra	Leasing of towers and	1995	72	72	57,010	56,072
Telekomunikasi Tbk.	digital support services
(“Mitratel”)	for mobile infrastructure

PT Multimedia	Network	1998	100	100	18,457	18,710
Nusantara	telecommunication
(“Metra”)	services and multimedia

PT Telekomunikasi	International	1995	100	100	15,175	13,949
Indonesia	telecommunication
International	and information
(“Telin”)	services

PT Telkom Satelit	Telecommunication -	1996	100	100	7,938	6,470
Indonesia	provides satellite
(“Telkomsat”)	communication
	system and its
	related services

PT Sigma Cipta	Consultation service	1988	100	100	7,616	8,522
Caraka	of hardware
(“Sigma”)	computer software

PT Graha Sarana Duta	Developer, trade, service	1982	100	100	5,614	5,865
("GSD")	and transportation

PT Telkom Akses	Construction, service	2013	100	100	4,777	5,308
(“Telkom Akses”)	and trade in the field of
	telecommunication

PT Telkom Data	Data center	1996	100	100	4,059	3,202
Ekosistem
(“TDE”)

PT Metra-Net	Multimedia portal service	2009	100	100	1,654	1,731
(“Metra-Net”)

PT Infrastruktur	Construction, service	2014	100	100	1,261	1,360
Telekomunikasi	and trading in
Indonesia	the field of
(“Telkom Infra”)	telecommunication

PT PINS Indonesia	Telecommunication	1995	100	100	775	797
(“PINS”)	construction and
	services

PT Napsindo	Telecommunication -	1999; ceased	60	60	5	5
Primatel	provides Network	operations on
Internasional	Access Point ("NAP"),	January 13,
(“Napsindo”)	Voice Over Data ("VOD")	2006
	and other related services

PT Telkom	Network	not	100	-	0	-
Infrastruktur	telecommunication	yet operating***
Indonesia	services and information
(“Infraco”)

*Percentage of ownership amounting to 99.99% is presented with rounding of 100%.

** Refer to Note 1e for details of the Company's ownership changes in Telkomsel.

*** Commencement of commercial operation starts in 2024.

All direct subsidiaries are domiciled in Indonesia.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

d.	Subsidiaries (continued)

ii.Indirect subsidiaries:

		Start year of			Total assets before
		operation	Percentage of ownership*		elimination
Subsidiary	Nature of business	commencement	2023	2022	2023	2022
PT Metra Digital	Trading, information	2013	100	100	8,556	9,019
Investama	and multimedia
(“MDI”)	technology,
entertainment
and investment
service

Telekomunikasi	Investment	2010	100	100	3,842	2,981
Indonesia	holding and
International Ltd.	telecommunication
("Telin Hong Kong"),	services
domiciled in
Hong kong

Telekomunikasi	Telecommunication	2008	100	100	3,499	3,678
Indonesia	and related
International Pte. Ltd.	services
("Telin Singapore"),
domiciled in
Singapore

PT Infomedia	Information provider	1984	100	100	2,248	2,268
Nusantara	services, contact
(“Infomedia”)	center and content
directory

PT Telkom Landmark	Property development	2012	55	55	1,986	2,100
Tower	and management
(“TLT”)	services

PT Finnet Indonesia	Information	2006	60	60	1,761	1,248
(“Finnet”)	technology
services

PT Persada Sokka	Leasing of towers	2008	100	100	1,622	1,401
Tama	and other
("PST")	telecommunication
services

PT Nuon Digital	Digital content	2010	100	100	1,194	1,199
Indonesia	exchange hub
(“Nuon”)	services

Telekomunikasi	Telecommunication	2012	100	100	1,082	836
Indonesia	networks, mobile,
International (TL) S.A.	internet, and
("Telkomcel"),	data services
domiciled in
Timor Leste

PT Telkomsel Mitra	Business	2019	100	100	1,030	945
Inovasi	management
(“TMI”)	consulting and
investment
services

PT Metra Digital	Telecommunication	2013	100	100	993	986
Media	information digital
(“MD Media”)	media provider

PT Telkomsel	Business management	2021	100	100	777	807
Ekosistem Digital	consulting services
("TED")	and investment
and/or investment
in other companies

*Percentage of ownership amounting to 99.99% is presented with rounding of 100%.

Other than those specifically stated, indirect subsidiaries are domiciled in Indonesia.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

d.	Subsidiaries (continued)

ii.Indirect subsidiaries (continued):

		Start year of			Total assets before
		operation	Percentage of ownership*		elimination
Subsidiary	Nature of business	commencement	2023	2022	2023	2022
PT Administrasi	Health insurance	2003	100	100	757	632
Medika	administration
(“Admedika”)	services

PT Teknologi Data	Telecommunication	2013	60	100	606	7
Infrastruktur	service and
(“TDI”)	data center

TS Global	Satellite services	1996	70	70	420	566
Network Sdn. Bhd.
(“TSGN”),
domiciled in
Malaysia

PT Swadharma	Cash replenishment	2001	51	51	397	458
Sarana Informatika	services and
(“SSI”)	ATM maintenance

PT Digital Aplikasi	Communication	2014	100	100	341	384
Solusi	system services
("Digiserve")

PT Graha Telkomsigma	Management and	1999	100	100	333	190
("GTS")	consultation
	services

PT Nusantara Sukses	Service and trading	2014	100	100	292	301
Investasi
(“NSI”)

PT Graha Yasa	Tourism and hospitality	2012	51	51	290	285
Selaras	services
(”GYS”)

PT Nutech Integrasi	System integrator	2001	60	60	227	273
(“Nutech”)	service

Telekomunikasi	Telecommunication	2014	100	100	212	294
Indonesia	and information
International (USA) Inc.	services
(“Telin USA”),
domiciled in USA

PT Collega Inti	Trading and services	2001	70	70	191	173
Pratama
("CIP")

PT Media Nusantara	Consultation services	2012	55	55	136	116
Data Global	of hardware, software,
("MNDG")	data center, and
	internet exchange

Telekomunikasi	Telecommunication	2013	70	70	125	125
Indonesia International	and information
(Malaysia) Sdn. Bhd.	services
(”Telin Malaysia”),
domiciled in
Malaysia

Telekomunikasi	Telecommunication	2013	100	100	67	33
Indonesia	and information
International	services
(Australia) Pty. Ltd.
(“Telin Australia”),
domiciled in
Australia

PT Metra TV	Subscription	2013	100	100	50	34
(“Metra TV”)	broadcasting
	services

*Percentage of ownership amounting to 99.99% is presented with rounding of 100%

Other than those specifically stated, indirect subsidiaries are domiciled in Indonesia.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

d.	Subsidiaries (continued)

ii.Indirect subsidiaries (continued):

		Start year of			Total assets before
		operation	Percentage of ownership*		elimination
Subsidiary	Nature of business	commencement	2023	2022	2023	2022
PT Pojok Celebes	Travel agent services	2008	100	100	44	33
Mandiri
("PCM")

PT Bosnet Distribution	Trade and consultation	2012	60	60	40	36
Indonesia	fast moving
(“BDI”)	consumer goods
	distribution solution
	provider

PT Metraplasa	Network and	2014; ceased	60	60	30	30
(“Metraplasa”)	e-commerce	operations on
	services	October, 2020

NeutraDC	Data center	not	100	-	-	-
Singapore Pte. Ltd.		yet operating***
(“NeutraDC Singapore”)
domiciled in
Singapore

*Percentage of ownership amounting to 99.99% is presented with rounding of 100%

***Commencement of commercial operation starts in 2024.

Other than those specifically stated, indirect subsidiaries are domiciled in Indonesia.

e.	Other important informations

i.	Telkomsel

On June 27, 2023, the Company signed the Spin-off Decree of IndiHome Business to Telkomsel No. 140 that has been approved by AGM of Stockholders based on Notarial Deed of Ashoya Ratam, S.H., M.Kn., No. 35 dated June 23, 2023. The value of IndiHome Business Segment to be transferred is Rp58,250 billion. Parallel, Singapore Telecom Mobile Pte. Ltd. ("Singtel"), Telkomsel's minority shareholder, also decided to participate in the capital injection in the form of cash to Telkomsel of IDR 2,713 billion. As the result of this, starting from July 1, 2023, the Company's effective ownership in Telkomsel increased from 65% to 69.9% and Singtel's ownership is diluted from 35% to 30.1%.

ii.	Mitratel

(a)	On June 2, 2022, Mitratel announced to buyback its shares with a maximum amount of Rp1,000 billion. The buyback period of Mitratel's shares is for three months starting from June 2, 2022 to September 2, 2022. Mitratel has exercised buyback of 885,200,000 of its shares or equivalent to Rp681 billion. On March 6, 2023, Mitratel announced another share buyback of a maximum of Rp1,500 billion. The buyback period for Mitratel's shares starts on April 14, 2023. As of December 31, 2023 Mitratel has conducted a share buyback amounting to 47,700,000 shares or equivalent to Rp31 billion.

(b)	On March 1, 2023, Mitratel and PT Indosat Tbk. (“Indosat”) signed a Seller Closing Certificate for the acquisition of 997 Indosat’s telecommunications towers amounting to Rp1,648 billion. Mitratel and Indosat also agreed to lease back 983 slots of Indosat’s telecommunications towers for 10 years lease period. In addition, as part of the agreement, Indosat has also agreed to deliver order for 3,500 collocations for next 3 years compensate Mitratel for amounted Rp473 billion as commitment and as of December 31, 2023, Mitratel has paid amounted Rp406 billion.

(c)	On November 24, 2023, Mitratel acquired 803 telecommunication towers belonging to PT Gametraco Tunggal for Rp1,753 billion.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

e.	Other important informations (continued)

iii.	Sigma

Based on Notarial Deed No. 120 dated April 19, 2022 of Jimmy Tanal, S.H., M.Kn., the Company acquired Sigma shares from Metra, resulted in 56.39% ownership by the Company and diluting Metra’s ownership into 43.61%.

iv.	NeutraDC Singapore

Based on Accounting and Corporate Regulatory Authority Singapore (“ACRA”) documents,TDE established NeutraDC Singapore which is domiciled in Singapore on December 7, 2023, with 1 share and the par value of SGD 1.

v.	Infraco

Based on Notarial Deed No. 26 dated December 8, 2023 of Aulia Taufani, S.H, the Company established PT Telkom Infrastruktur Indonesia ("Infraco”).

vi.	TDI

Based on Notarial Deed of Jimmy Tanal, SH., MKn No. 201 dated October 25, 2023, the shareholders approved the issuance of 4,825,932 new shares with nominal value per share of Rp 104,438, of which PT Telkom Data Ekosistem took 2,451,319 shares or amounted to Rp256 billion, ST Dynamo ID Pte, Ltd. took 2,077,787 shares or amounted to Rp217 billion and PT Medco Power Indonesia took 296,826 shares or amounted to Rp31 billion. This additional capital contribution diluting TDE's ownership into 60.0% and the dilution effect was recorded as differences in non-controlling interest ownership acquisition transaction of subsidiary amounted to Rp6 billion.

f.	Completion and authorization for the issuance of the consolidated financial statements

The Company’s management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Indonesian Financial Accounting Standards, which have been completed and authorized for issuance by the Board of Directors of the Company on March 22, 2024.

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION

The Group consolidated financial statements have been prepared in accordance with Financial Accounting Standards ("Standar Akuntansi Keuangan” or “SAK") including Indonesian Statement of Financial Accounting Standards ("Pernyataan Standar Akuntansi Keuangan" or “PSAK”) and interpretation of Financial Accounting Standards ("Interpretasi Standar Akuntansi Keuangan" or “ISAK”) in Indonesia published by the Financial Accounting Standards Board of Institute of Indonesian Chartered Accountants and  Regulation No. VIII.G.7 of the Capital Market and Financial Institution Supervisory Agency (“Bapepam-LK”) regarding the Presentation and Disclosure of Financial Statements of Issuers or Public Companies, enclosed in the decision letter KEP-347/BL/2012.

a.	Basis of preparation of consolidated financial statements

The consolidated financial statements, except for the consolidated statements of cash flows, are prepared on the accrual basis. The measurement basis used is historical cost, except for certain accounts which are measured using the basis mentioned in the relevant notes herein.

The consolidated statements of cash flows are prepared using the direct method and present the changes in cash and cash equivalents from operating, investing, and financing activities.

The reporting currency used in the consolidated financial statements is the Indonesian Rupiah (“Rp”) which is also the functional currency of each entity in the Group except for certain subsidiaries which have the functional currency of the United States Dollar, Australian Dollar and Malaysian Ringgit. Figures in the consolidated financial statements which still contain values but below Rp1 billion and US$1 million, are presented with zeros.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (CONTINUED)

a.	Basis of preparation of consolidated financial statements (continued)

New accounting standards

On January 1, 2023, the Group adopted the new and revised statement of financial accounting standards and interpretations of financial accounting standards effective from that date. Adjustments to the Group's accounting policies have been made as required, in accordance with the transitional provisions of the respective standards and interpretations. The adoption of the new and revised standards and interpretations did not result in major changes to the Group's accounting policies and had no material effect on the amounts reported for the current or prior financial year:

i.	Amendment PSAK 1: Presentation of Financial Statements
ii.	Amendment PSAK 16: Fixed Assets
iii.	Amendment PSAK 25: Accounting Policies, Changes in Accounting Estimates, and Errors
iv.	Amendment to PSAK 46: Income Tax

Accounting standards issued but not yet effective

Financial Accounting Standards Pillars

These standards provides requirements and guidelines for entities to apply the correct financial accounting standards in preparing general purpose financial statements. There will be 4 (four) financial accounting standards that are currently applied in Indonesia, namely:

i.	Pillar 1 International Financial Accounting Standards,
ii.	Pillar 2 Indonesian Financial Accounting Standards (PSAK),
iii.	Pillar 3 Indonesian Financial Accounting Standards for Private Entities/Indonesian Financial Accounting Standards for Entities without Pubic Accountability, and
iv.	Pillar 4 Indonesian Financial Accounting Standards for Micro Small and Medium Entities.

Financial Accounting Standards Nomenclature

This standard regulates the new numbering for financial accounting standards applicable in Indonesia issued by DSAK IAI.

Effective January 1, 2024

i.	Amendment PSAK 1: Presentation of Financial Statements

This amendment clarifies long-term liabilities with covenant and the classification of liabilities as short-term liabilities or long-term liabilities

ii.	Amendment PSAK 73: Leases

This amendment regulates lease liabilities in sale and leaseback transactions.

iii.	Amendment PSAK 2 Statements of Cash Flow and PSAK 60 Financial Instruments: Disclosures

This amendment explains supplier financing agreements.

Effective January 1, 2025

ii.	Amendment PSAK 10: Effect of Changes in Foreign Exchange Rate

This amendment clarifies the lack of interchangeability.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

2.SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

b.	Principles of consolidation

The consolidated financial statements consist of the financial statements of the Company and the subsidiaries over which it has control. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has the power over the investee, exposure or rights, to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect its returns.

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

i.The contractual arrangement with the other vote holders of the investee,
ii.	Rights arising from other contractual arrangements, and
iii.	The Group's voting rights and potential voting rights.

The Group re-assesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control over the subsidiary. Assets, liabilities, income, and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statements of profit or loss and other comprehensive income from the date the Group gains financial control until the date the Group ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

All intra-Group assets and liabilities, equity, revenue and expenses and cash flow relating to transactions within Group are fully eliminated on consolidation.

In case of loss of control over a subsidiary, the Group:

i.	derecognizes the assets (including goodwill) and liabilities of the subsidiary at the carrying amounts on the date when it loses control;
ii.	derecognizes the carrying amounts of any non-controlling interests of its former subsidiary on the date when it loses control;
iii.	recognizes the fair value of the consideration received (if any) from the transaction, events, or condition that caused the loss of control;
iv.	recognizes the fair value of any investment retained in the subsidiary at fair value on the date of loss of control; and
v.	recognizes any surplus or deficit in profit or loss that is attributable to the Group.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

c.	Transactions with related parties

The Group has transactions with related parties. The definition of related parties used is in accordance with the Bapepam-LK’s Regulation No. VIII.G.7 regarding the Presentations and Disclosures of Financial Statements of Issuers or Public Companies, enclosed in the decision letterNo. KEP-347/BL/2012. The party which is considered as a related party is a person or entity that is related to the entity that is preparing its financial statements.

Under the Regulation of Bapepam-LK No. VIII.G.7, a government-related entity is an entity that is controlled, jointly controlled or significantly influenced by the government. Government in this context is the Minister of Finance or the Local Government, as the shareholder of the entity.

Key management personnel are identified as the persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of the Group. The related party status extends to the key management of the subsidiaries to the extent they direct the operations of subsidiaries with minimal involvement from the Company’s management.

d.	Business combinations and goodwill

Business combination is accounted for using the acquisition method. The consideration transferred is measured at fair value, which is the aggregate of the fair value of the assets transferred, liabilities incurred or assumed, and the equity instruments issued in exchange for control of the acquiree. For each business combination, non-controlling interest is measured at fair value or at the proportionate share of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Acquisition-related costs are expensed as incurred. The acquiree’s identifiable assets and liabilities are recognized at their fair values at the acquisition date.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests, and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair value of net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed, and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.

When the determination of consideration from a business combination includes contingent consideration, it is measured at its fair value on acquisition date. Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in profit or loss when adjustments are recorded outside the measurement period. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments made against goodwill. Measurement-period adjustments are adjustments that arise from additional information obtained during the measurement period, which cannot exceed one year from the acquisition date, about facts and circumstances that existed at the acquisition date.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

d.	Business combinations and goodwill (continued)

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group shall report in its consolidated financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, the Group shall retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. The measurement period ends immediately after the Company receives the information about the facts and circumstances that existed at the acquisition date or learns that additional information cannot be obtained. However, the measurement period must not exceed one year from the date of acquisition.

In a business combination achieved in stages, the acquirer remeasures its previously held equity interest in the acquiree at its acquisition-date fair value and recognizes the resulting gain or loss, if any, in profit or loss.

Based on PSAK 38 (Revised 2012), “Common Control Business Combination”, the transfer of assets, liabilities, shares or other ownership instruments among the companies under common control would not result in a gain or loss for the Company or individual entity in the same group. Since the restructuring transaction between entities under common control does not result in a change of the economic substance of the ownership of assets, liabilities, shares, or other instruments of ownership, which are exchanged, assets or liabilities transferred are recorded at book value using the pooling-of-interests method.

In applying the pooling-of-interests method, the components of the financial statements for the period during the restructuring occurred must be presented in such a manner as if the restructuring has occurred since the beginning of the earliest period presented. The excess of consideration paid or received over the carrying value of interest acquired, net of income tax, is directly recognized to equity and presented as “Additional Paid-in Capital” under the equity section of the consolidated statement of financial position.

At the initial application of PSAK 38 (Revised 2012), all balances of the Difference In Value of Restructuring Transactions of Entities under Common Control was reclassified to “Additional Paid-in Capital” in the consolidated statement of financial position.

e.	Cash and cash equivalents

Cash and short-term deposits in the statement of financial position comprise cash in banks and on hand and short-term highly liquid deposits with a maturity of three months or less, that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.

For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash and short-term deposits, as defined above, net of outstanding bank overdrafts as they are considered an integral part of the Group’s cash management.

Time deposits with maturities of more than three months but not more than one year are presented as part of “Other current financial assets” in the consolidated statements of financial position (Note 2q).

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

f.	Inventories

Inventories consist of components, which represent telephone terminals, cables, and other spare parts. Inventories also include Subscriber Identification Module ("SIM") cards, handsets, wireless broadband modems, and prepaid vouchers which are expensed upon sale.

Inventories are valued at the lower of cost and net realizable value. Net realizable value is determined by either estimating the selling price in the ordinary course of business, less estimated cost to sell or determining the prevailing replacement costs.

The costs of inventories consist of the purchase price, import duties, other taxes, transport, handling, and other costs directly attributable to their acquisition.

Cost is determined using the weighted average method.

The amounts of any write-down of inventories below cost to net realizable value and all losses of inventories are recognized as an expense in the period in which the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of general and administrative expenses in the year in which the reversal occurs.

Provision for obsolescence is primarily based on the estimated forecast of future usage of these inventory items.

g.Prepaid expenses

Prepaid expenses are amortized over their future beneficial periods using the straight-line method. Prepaid expenses are presented in the consolidated statement of financial position as part of Other current assets and Other non-current assets.

h.	Intangible assets

Intangible assets are recognized if it is highly probable that the expected future economic benefits that are attributable to each asset will flow to the Group, and the cost of the asset can be reliably measured.

Intangible assets are stated at cost less accumulated amortization and impairment losses (if any). Intangible assets are amortized over their estimated useful lives. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. The Group estimates the recoverable value of its intangible assets. When the carrying amount of an intangible asset exceeds its estimated recoverable amount, the asset is written down to its estimated recoverable amount.

Intangible assets except goodwill, are amortized using the straight-line method, based on the estimated useful lives of the intangible assets as follows:

Years
Software	3-6
License	3-20
Other intangible assets	3-30

Intangible assets are derecognized on disposal, or when no further economic benefits are expected, either from further use or from disposal. The difference between the carrying amount and the net proceeds received from disposal is recognized in the consolidated statements of profit or loss and other comprehensive income.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

i.Property and equipment

Property and equipment are stated at cost less accumulated depreciation, and impairment losses, (if any).

The cost of an item of property and equipment includes: (a) purchase price; (b) any costs directly attributable to bringing the asset to its location and condition; and (c) the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

Property and equipment, except land rights, are depreciated using the straight-line method based on the estimated useful lives of the assets as follows:

Years
Buildings	15-50
Leasehold improvements	2-10
Switching equipment	3-15
Telegraph, telex, and data communication equipment	5-15
Transmission installation and equipment	3-40
Satellite, earth station, and equipment	3-20
Cable network	5-25
Power supply	3-20
Data processing equipment	3-20
Vehicles	4-8
Other telecommunication peripherals	5
Office equipment	2-5
Other equipment	2-5

Significant expenditures related to leasehold improvements are capitalized and depreciated over the lease term.

The depreciation method, useful life, and residual value of an asset are reviewed at least at each financial year-end and adjusted, if appropriate. The residual value of an asset is the estimated amount that the Group would currently obtain from disposal of the asset, after deducting the estimated costs of disposal, if the asset is already of the age and in the condition expected at the end of its useful life.

Property and equipment acquired in exchange for a non-monetary asset or for a combination of monetary and non-monetary assets are measured at fair value unless, (i) the exchange transaction lacks commercial substance; or (ii) the fair value of neither the asset received, nor the asset given up is measured reliably.

Major spare parts and standby equipment that are expected to be used for more than 12 months are recorded as part of property and equipment.

When assets are retired or otherwise disposed of, their cost and the related accumulated depreciation are derecognized from the consolidated statement of financial position and the resulting gains or losses on the disposal or sale of the property and equipment are recognized in the consolidated statements of profit or loss and other comprehensive income.

Certain computer hardware can not be used without the availability of certain computer software. In such circumstance, the computer software is recorded as part of the computer hardware. If the computer software is independent from its computer hardware, it is recorded as part of intangible assets.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

2.SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

i.Property and equipment (continued)

The cost of maintenance and repairs are charged to the consolidated statements of profit or loss and other comprehensive income as incurred. Significant renewals and betterments are capitalized to the related property and equipment account.

Property under construction is stated at cost less impairment (if any), until the construction is completed, at which time it is reclassified to the property and equipment account to which it relates. During the construction period until the property is ready for its intended use or sale, borrowing costs, which include interest expense and foreign currency exchange differences incurred on loans obtained to finance the construction of the asset, as long as it meets the definition of a qualifying asset are, capitalized in proportion to the average amount of accumulated expenditures during the period. Capitalization of borrowing cost ceases when the construction is completed, and the asset is ready for its intended use or sale.

j.Leases

The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The lease term corresponds to the non-cancellable period of each contract, except in cases where the Group is reasonably certain of exercising renewal options contractually foreseen.

The Group has made use of the package of practical expedients available under PSAK 73, which among other things:

●	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics;
●	the accounting for operating leases with a remaining lease term of less than 12 months as short-term leases;
●	the exclusion of initial direct costs for the measurement of the right-of-use assets (“ROU”) as short-term leases;
●	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease;
●	not to separate non-lease components from lease components, and instead, account for both as a single lease component; and
●	not to recognize a lease liability and a ROU asset for leases where the underlying assets are low-value assets (i.e. underlying assets with a maximum value of US$5,000 or Rp50 million when it is new).

The Group applies the definition of a lease and related guidance set out in PSAK 73 to all lease contracts.

i.	The Group as lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities to make lease payments and ROU assets representing the right to use the underlying assets.

The Group recognizes ROU assets at the commencement date of the lease. ROU assets are measured at cost, less any accumulated amortization and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of ROU assets includes the amount of lease liabilities recognized, initial direct costs incurred, restoration costs and lease payments made at or before the commencement date less any lease incentives received.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

2.SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

j.Leases (continued)

i.	The Group as lessee (continued)

ROU assets are amortized on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, as follows:

Years
Land rights	1-33
Buildings	1-30
Transmission installation and equipment	1-25
Vehicles	1-6
Others	1-6

If ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset. The ROU assets are subject to impairment in accordance with PSAK 48: Impairment of Assets.

Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments, or a change in the assessment of an option to purchase the underlying asset.

Short-term leases with a duration of less than 12 months and low-value assets leases, as well as those lease elements, partially or totally not complying with the principles of recognition defined by PSAK 73 will be treated similarly to operating leases. The Group will recognize those lease payments on a straight-line basis over the lease term in the consolidated statements of profit or loss and other comprehensive income.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

2.SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

j.Leases (continued)

ii.	The Group as lessor

Under PSAK 73, a lessor continues to classify leases as either finance leases or operating leases and account for those two types of leases differently. Leases in which the Group transfers substantially all the risks and rewards incidental to ownership of an asset are classified as finance leases, otherwise it will be classified as operating leases. Lease classification is made at the inception date and is reassessed only if there is a lease modification.

At the commencement date, the Group recognizes assets held under a finance lease at an amount equal to the net investment in the lease and present it as finance lease receivable. The net investment in the lease includes fixed payments (including in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and residual value guarantees provided to the lessor by the lessee. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the lessee and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate.

As required by PSAK 71, an allowance for expected credit loss has been recognized on the finance lease receivables and presented under “Other receivables”.

Rental income arising from operating leases is accounted for on a straight-line basis over the lease terms and is included in revenue in the consolidated statement of profit or loss and other comprehensive income due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the underlying assets and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

If an arrangement contains lease and non-lease components, the Group applies PSAK 72 Revenue from Contracts with Customers to allocate the consideration in the contract. Revenue arising from operating lease is recorded as Revenue from lessor transactions (Note 2n).

k.Deferred charges - land rights

Costs incurred to process the initial legal land rights are recognized as part of the property and equipment and are not amortized. Costs incurred to process the extension or renewal of legal land rights are deferred and amortized using the straight-line method over the shorter of the legal term of the land rights or the economic life of the land.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

2.SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

l.	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statements of profit or loss and other comprehensive income over the period of the borrowings using the effective interest method.

Fees paid on obtaining loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facilities will be drawn down. In this case, the fee is deferred until the drawdown occurs. To the extent there is no evidence that it is probable that some or all of the facilities will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facilities to which it relates.

m.	Foreign currency translations

Transactions in foreign currencies are translated into Indonesian Rupiah at the Reuters’ mid rates of exchange prevailing at transaction date. At the consolidated statements of financial position dates, monetary assets and liabilities denominated in foreign currencies are translated into Indonesian Rupiah based on the buy and sell rates quoted by Reuters prevailing at the consolidated statements of financial position dates, as follows (in full amount):

	2023		2022
	Buy	Sell	Buy	Sell
United States Dollar (“US$”) 1	15,396	15,401	15,567	15,571
Australian Dollar (“AU$”) 1	10,499	10,505	10,583	10,589
Singapore Dollar (“SGD”) 1	11,666	11,673	11,614	11,622
New Taiwan Dollar (“TWD”) 1	501.32	501.53	508.15	508.47
Euro (“EUR”) 1	17,025	17,036	16,623	16,635
Japanese Yen ("JPY") 1	108.78	108.82	118.12	118.17
Malaysian Ringgit ("MYR") 1	3,350	3,359	3,529	3,539
Hong Kong Dollar (“HKD”) 1	1,971	1,971	1,996	1,997
Myanmar Kyart (“MMK”) 1	7.31	7.35	7.39	7.44

The result of foreign exchange gains or losses, realized and unrealized, are credited or charged to the consolidated statements of profit or loss and other comprehensive income of the current year, except for foreign exchange differences incurred on borrowings during the construction of qualifying assets which are capitalized to the extent that the borrowings can be attributed to the construction of those qualifying assets (Note 2i).

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

2.SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

n.Revenue and expense recognition

Revenue from contract with customers

PSAK 72 establishes a comprehensive framework to determine how, when, and how much revenue is to be recognized. The standard provides a single principles-based five-step model for the determination and recognition of revenue to be applied to all contracts with customers. The standard also provides specific guidance requiring certain types of costs to obtain and/or fulfil a contract to be capitalized and amortized on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the capitalized cost relates.

Below is the summary of the Group’s revenue recognition accounting policy for each revenue stream:

i.	Mobile

Revenue from mobile primarily comprises of revenue from cellular service which among others: telephone service, interconnection service, internet and data service and Short Messaging Services (“SMS”) service. Those services are offered on postpaid or prepaid basis.

For prepaid services, initial package sales (also known as SIM cards and initial charging vouchers) and top-up vouchers are initially recognized as contract liabilities. The Group recognizes contract assets for the services from postpaid customers that have not been billed.

All mobile services revenues are recognized based on output method, either per actual usage or allowance unit used (if services sold in plan basis), because the customer simultaneously receives and consumes the benefits provided by the Group.

For services sold in bundled plan, total consideration is allocated to performance obligations based on stand-alone selling price for each of product and/or service. The Group estimates the stand-alone selling price using the price enacted if the services are sold on a stand-alone basis. Most bundled plans sold by the Group only include services which are generally satisfied over the same period of time. Therefore, the revenue recognition pattern is generally not impacted by the allocation.

The consideration that is received is allocated between the telecommunication services sold and the points issued, with the consideration allocated to points that are equal to its fair value. The fair value of points issued is deferred and recognized as revenue when the points are redeemed, expired, or when the program is terminated.

ii.	Consumer

Revenue from consumer primarily comprises of revenue from fixed telephone and IndiHome services. Revenues from fixed telephone service are derived from customer who subscribes to fixed telephone service only, while revenues from IndiHome service are derived from customer who subscribes to internet services or to bundled package with combination of consumer service (i.e. telephone, internet and data, and paid TV). Those services are offered on a postpaid basis and billed in the following month. The Group applies terms and conditions that requires the customer to pay substantive early termination penalty if the customer’s contract is ended at the customer’s request and/or fault within the first 12 months after the service is activated. After the initial 12-month period, customer can decide to stop subscribing in accordance with the applicable terms and conditions without incurring any penalties. In accordance with PSAK 72, the contract period is 12 months, which is then followed by a monthly contract.

All consumer services are recognized using the output method based on the customer's actual usage or time elapsed basis as the customer simultaneously receives and consumes the benefits provided by the Group.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

n.Revenue and expense recognition (continued)

Revenue from contract with customers (continued)

ii.	Consumer (continued)

Customers required to pay an upfront fee at the commencement of the contract. The upfront fee is considered to be a material right because the customer is not required to pay an upfront fee when the customer renews the service beyond the original contract period. The Group values the renewal option in the amount of the consideration received from the upfront fee for the installation service. The Group defers the amount of renewal option as contract liabilities and recognizes it as revenue on a straight-line basis over the expected customer life. The Group estimates the expected customer life based on the historical information and customer trends and updates the evaluation on an annual basis.

iii.	Enterprise

Revenue from enterprise customers primarily comprises of revenue from providing telephone service, internet and data, information technologies, and other services (e.g. manage service, call center service, e-health, e-payment, and others). Some of the contracts with enterprise customers are bespoke in nature.

Revenues from enterprise customers are recognized overtime using output method based on actual usage or time elapsed if the provision of service does not depend on usage (i.e. minute of voice, kilobyte of data, etc.), except for sales of goods which are recognized at a point in time, because the customer simultaneously receives and consumes the benefits provided by the Group. Revenues for performance obligations that are satisfied at a point in time is recognized when control of goods is transferred to the customer, typically when the customer has physical possession of the goods.

Some of the arrangements in enterprise customers are offered as bundled arrangements. For bundled arrangements, the product and/or service in the contract is accounted for as a single performance obligation when it is separately identifiable from other promises in the contract and the customer can benefit from the product/service on its own. The total consideration is allocated to each distinct performance obligation that has been included in the contract, based on its stand-alone selling price. The stand-alone selling price is determined according to the observable prices at which individual product and/or service are sold separately, adjusted for market conditions and normal discounts as appropriate. Alternatively, when the observable prices are not available, the expected cost-plus margin approach is used to determine the stand-alone selling prices.

Certain contracts with enterprise customers may give rise to variable consideration as the contract price depends on a future event (e.g. usage based contract or revenue-share based contract). In estimating the variable consideration, the Group is required to use either the expected value method or the most likely amount method based on the method that better predicts the amount of consideration to which it will be entitled. The Group determines that the most expected value method is the appropriate method to use in estimating the variable consideration for a single contract with a large number of possible outcomes.

Before including any amount of variable consideration in the transaction price, the Group considers whether the amount of variable consideration is constrained. The Group determines that the estimates of variable consideration are not constrained based on its historical experience, business forecast, and the current economic conditions and only includes variable consideration to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

n.Revenue and expense recognition (continued)

Revenue from contract with customers (continued)

iii.	Enterprise (continued)

When another party is involved in providing products and/or services to a customer, the Group is the principal if it controls the specified products and/or services before those products and/or services are transferred to the customer. Revenues are recorded on the net amount that has been retained (the amount paid by the customer less the amount paid to the suppliers), when, in substance, the Group has acted as agent and earned commission from the suppliers of the products and/or services sold.

iv.	Wholesale and International Business (“WIB”)

Revenue from WIB is mainly comprises of interconnections service for interconnection of other telecommunications carriers’ subscriber calls to the Group’s subscribers (incoming call) and calls between other telecommunications carriers subscribers through the Group’s network (transit) and network service with other telecommunications carriers. All of these services are recognized based on the output method using the basis of the actual recorded traffic for the month.

Contract assets

A contract asset is initially recognized for revenue earned from delivery of goods or services because the receipt of consideration is conditional on certain milestones or upon completion of the project. Upon completion of the milestones or the project, the amount recognized as contract assets is reclassified to trade receivables.

Contract assets are subject to impairment assessment.

Contract liabilities

A contract liability is recognized if a payment is received or a payment is due (whichever is earlier) from a customer before the Group transfers the related goods or services. Contract liabilities are recognized as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer).

Incremental cost of obtaining/fulfilling contract with customers

The incremental costs of obtaining/fulfilling contracts with customers, which principally are comprised of sales commissions and contract fulfilment costs, are initially recognized on the consolidated statements of financial position as contract costs. These costs are subsequently amortized on a systematic basis that is consistent with the period and pattern of transfer to the customer of the related products or services. Costs that do not qualify as costs of obtaining/fulfilling contract with customers are expensed as incurred or in accordance with other relevant standards.

At the end of each reporting year, the Group evaluates whether there is an indication that capitalized contract costs may be impaired. An impairment exists when the carrying amount of the contract costs exceeds the amount expected to be received in exchange for goods and services. When impairment exists, an impairment loss is recognized in profit or loss.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

n.Revenue and expense recognition (continued)

Revenue from lessor transactions

Revenue from lessor transactions comprises of revenue from telecommunication tower operating leases and other rental. Rental income is recognized on a straight-line basis over the lease term and is included in revenue in the statement of profit or loss due to its operating nature.

Expenses

Expenses are recognized as they are incurred.

o.	Employee benefits

i. Short-term employee benefits

All short-term employee benefits which consist of salaries and related benefits, vacation pay, incentives and other short-term benefits are recognized as expense on undiscounted basis when employees have rendered service to the Group.

ii.Post-employment benefit plans and other long-term employee benefits

Post-employment benefit plans consist of funded and unfunded defined benefit pension plans, defined contribution pension plan, other post-employment benefits, post-employment health care benefit plan, defined contribution health care benefit plan and obligations under the Labor Law.

Other long-term employee benefits consist of Long Service Awards (“LSA”), Long Service Leave (“LSL”), and pre-retirement benefits.

The cost of providing benefits under post-employment benefit plans and other long-term employee benefits calculation is performed by an independent actuary using the projected unit credit method.

The net obligations in respect of the defined pension benefit plans and post-retirement health care benefit plans are calculated at the present value of estimated future benefits that the employees have earned in return for their service in the current and prior periods less the fair value of plan assets. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of Government bonds that are denominated in the currencies in which the benefits will be paid and that have terms to maturity approximating the terms of the related retirement benefit obligation. Government bonds are used as there are no deep markets for high quality corporate bonds.

Plan assets are assets owned by defined benefit pension plan and post-retirement health care benefits plan as well as qualifying insurance policy. The assets are measured at fair value as of reporting dates. The fair value of qualifying insurance policy is deemed to be the present value of the related obligations (subject to any reduction required if the amounts receivable under the insurance policies are not recoverable in full).

Remeasurement, comprising of actuarial gain and losses, the effect of the asset ceiling (excluding amounts included in net interest on the net defined benefit liability (asset)) and the return on plan assets (excluding amounts included in net interest on the net defined benefit liability (asset)) are recognized immediately in the consolidated statements of financial position with a corresponding debit or credit to retained earnings through OCI in the period in which they occur. Remeasurements are not reclassified to profit or loss in subsequent periods.

Past service costs are recognized immediately in profit or loss on the earlier of:

(a)	the date of plan amendement or curtailment ; and
(b)	the date that the Group recognized restructuring-related costs.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

o.Employee benefits (continued)

ii.Post-employment benefit plans and other long-term employee benefits (continued)

Net interest is calculated by applying the discount rate to the net defined benefit liabilities or assets.

Gains or losses on curtailment are recognized when there is a commitment to make a material reduction in the number of employees covered by a plan or when there is an amendment of defined benefit plan terms such as that a material element of future services to be provided by current employees will no longer qualify for benefits, or will qualify only for reduced benefits.

Gains or losses on settlement are recognized when there is a transaction that eliminates all further legal or constructive obligation for part or all of the benefits provided under a defined benefit plan (other than the payment of benefit in accordance with the program and included in the actuarial assumptions).

For defined contribution plans, the regular contributions constitute net periodic costs for the period in which they are due and, as such, are included in “personnel expenses” as they become payable.

In April 2022, the Institute of Indonesia Chartered Accountants’ Accounting Standard Board issued a press release regarding attribution of benefits to periods of service in accordance with PSAK 24: Imbalan Kerja which was adopted from IAS 19 Employee Benefits. The press release conveyed the information that the fact pattern of the pension program based on the Labor Law currently enacted in Indonesia is similar to those responded and concluded in the IFRS Interpretation Committee (“IFRIC”) Agenda Decision Attributing Benefit to Periods of Service IAS 19. The Group has adopted the said press release and accordingly changed its accounting policy regarding attribution of benefits to periods of service previously applied.

In prior years, the Group attributed benefits under the defined benefit plan’s benefit formula to periods of service from the date when employees provide their services until their retirement age. The Group changed the policy for attributing benefits under the plan to the date when employee service first leads to benefits under the plan until the date when further employee service will lead to no material amount of further benefits under the plan.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

p.Taxes

Income tax

Current and deferred income taxes are recognized as income or an expense and included in the consolidated statements of profit or loss and other comprehensive income, except to the extent that the income tax arises from a transaction or event which is recognized directly in equity, in which case, the income tax is recognized directly in equity.

Current income tax assets and liabilities are measured at the amounts expected to be recovered or paid by using the tax rates and tax laws that have been enacted or substantively enacted at each reporting date. Management periodically evaluates positions taken in Annual Tax Returns ("Surat Pemberitahuan Tahunan"/"SPT Tahunan") with respect to situations in which applicable tax regulation is subject to interpretation. Where appropriate, management establishes provisions based on the amounts expected to be paid to the Tax Authorities.

Tax assessment

Amendment to taxation obligation is recorded when an assessment letter (“Surat Ketetapan Pajak” or “SKP”) is received or, if appealed against, when the results of the appeal have been determined. The additional taxes and penalty imposed through an SKP are recognized as revenue or expense in the current year profit or loss, unless objection/appeal is taken. The additional taxes and penalty imposed through the SKP are deferred as long as they meet the asset recognition criteria.

Deferred tax

The Group recognizes deferred tax assets and liabilities for temporary differences between the financial and tax bases of assets and liabilities at each reporting date. The Group also recognizes deferred tax assets resulting from the recognition of future tax benefits, such as the benefit of tax losses carried forward to the extent their future realization is probable. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates and tax laws at each reporting date which are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced if it is no longer probable that sufficient taxable profit will be available to compensate part or all of the benefits of deferred tax assets. Unrecognized deferred tax assets are re-assessed at each reporting date and recognized if it is probable that future taxable profits will be available for recovery. Tax deductions arising from the reversal of deferred tax assets are excluded from estimates of future taxable income.

Deferred tax transactions which are recognized outside profit or loss. Therefore, deferred taxes on these transactions are recognized either in other comprehensive income or recognized directly in equity.

Deferred tax assets and liabilities are offset in the consolidated statements of financial position, if and only if it has a legally enforceable right to set off current tax assets and liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same Tax Authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be recovered or settled.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

p.Taxes (continued)

Value Added Tax (“VAT”)

Revenues, expenses and assets are recognized net of the VAT amount except:

i.	VAT arising from the purchase of assets or services that cannot be credited by the Tax Office, which VAT is recognized as part of the acquisition cost of the asset or as part of the applied expenses; and
ii.	Receivables and payables are presented including the amount of VAT.

Uncertainty over income tax

ISAK 34: Uncertainty Over Income Tax Treatments stated that the recognition and measurement of tax assets and liabilities that contain uncertainty over income tax are determined by considering whether to be treated separately or together, the assumptions used in the examination of tax treatments by the Tax Authorities, consideration the probability that the Tax Authorities will accept uncertain tax treatment and re-consideration or estimation if there is a change in facts and circumstances.

If the acceptance of the tax treatment by the Tax Authorities is probable, the measurement is in line with income tax fillings. If the acceptance of the tax treatment by the Tax Authorities is not probable, the Group measures its tax balances using the method that provides the better predict of resolution (i.e. most likely amount or expected value).

Final tax

Indonesian tax regulations impose final tax on several types of transactions based on the gross value of the transaction. Therefore, final tax which is charged based on such transaction remains subject to tax even though the tax payer incurred a loss on the transaction.

Final tax on construction services and lease are presented as part of “Other income - net”.

q.Financial instruments

The Group classifies financial instruments into financial assets and financial liabilities. A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

i.	Financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, and subsequently measured at amortized cost, fair value through OCI (“FVTOCI”), and fair value through profit or loss (“FVTPL”).

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component of for which the Group has applied the practical expedient, the Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at FVTPL, transactions costs. Trade receivables that do not contain a significant financing component or which the Group has applied the practical expedient are measured at the transaction price in determined under PSAK 72.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

q.Financial instruments (continued)

i.	Financial assets (continued)

In order for a financial asset to be classified and measured at amortized cost or FVTOCI, it needs to give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding. This assessment is referred to as the solely payments of principal and interest (“SPPI”) test and is performed at instrument level.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to buy or sell the asset.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

(a)	Financial assets at amortized cost (debt instruments)

The Group measures financial assets at amortized cost if both of the following conditions are met:

●	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and
●	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest rate (“EIR”) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired. The Group’s financial assets at amortized cost consist of cash and cash equivalents, other current financial assets, trade and other receivables, and other non-current assets.

(b)	Financial assets at FVTOCI with recycling of cumulative gains and losses (debt instruments)

The Group measures debt instruments at FVTOCI if both of the following conditions are met:

●	The financial asset is held within a business model with the objective of both holding to collect contractual cash flows and selling; and
●	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

For debt instruments at FVTOCI, interest income, foreign exchange revaluation, and impairment losses or reversals are recognized in the statement of profit or loss and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to profit or loss.

The Group has no debt instruments classified at FVTOCI with recycling of cumulative gains and losses as of December 31, 2023 and 2022.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

q.Financial instruments (continued)

i.	Financial assets (continued)

Subsequent measurement (continued)

(c)	Financial assets designated at FVTOCI with no recycling of cumulative gains and losses upon derecognition (equity instruments)

Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity instruments designated at FVTOCI when they meet the definition of equity under PSAK 71 and are not held for trading. The classification is determined on an instrument-by-instrument basis. Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognized as other income in the statement of profit or loss when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at FVTOCI are not subject to impairment assessment. The Group’s financial assets at this category consists of long-term investment in financial instruments.

(d)	Financial assets at FVTPL

Financial assets at FVTPL include financial assets held for trading, financial assets designated upon initial recognition at FVTPL, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not solely payments of principal and interest (“SPPI”) are classified and measured at FVTPL, irrespective of the business model. Notwithstanding the criteria for debt instruments to be classified at amortized cost or at FVTOCI, as described above, debt instruments may be designated at FVTPL on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch.

Financial assets at FVTPL are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss. The Group’s financial assets at FVTPL consists of other long-term investment in financial instruments and other current financial assets.

Expected credit losses (“ECL”)

The Group recognizes an allowance for ECL for all debt instruments not held at FVTPL. ECL are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

q.Financial instruments (continued)

i.	Financial assets (continued)

Expected credit losses (“ECL”) (continued)

ECL are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECL are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

For trade receivables and contract assets, the Group applies a simplified approach in calculating ECL. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECL at each reporting date. The Group has established a provision model that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. Trade receivables are written-off when there is low possibility of recovering the contractual cash flow, after all collection efforts have been done and have been fully provided for allowance.

ii.	Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loan and borrowings and payables, net of directly attributable transaction costs.

The Group classifies its financial liabilities as: (i) financial liabilities at FVTPL or (ii) financial liabilities measured at amortized cost.

The Group’s financial liabilities include trade and other payables, accrued expenses, customer deposits, interest-bearing loans, and lease liabilities. Interest-bearing loans consist of short-term bank loans, two-step loans, bonds and medium-term note, long-term bank loans, and other borrowings.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

q.Financial instruments (continued)

ii.	Financial liabilities (continued)

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

(a)	Financial liabilities at FVTPL

Financial liabilities at FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as at FVTPL. Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognized in the statement of profit or loss.

Financial liabilities designated upon initial recognition at FVTPL are designated at the initial date of recognition, and only if the criteria in PSAK 71 are satisfied. The Group has not designated any financial liability as at FVTPL.

(b)	Financial liabilities measured at amortized cost

This is the category most relevant to the Group. After initial recognition, interest-bearing loans and other borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statement of profit or loss. This category generally applies to interest-bearing loans and other borrowings. For more information, refer to Note 19.

iii.	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the consolidated statements of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle them on a net basis, or realize the assets and settle the liabilities simultaneously. The right of offset must not be contingent on a future event and must be legally enforceable in all of the following circumstances:

(a)	the normal course of business;
(b)	the event of default; and
(c)	the event of insolvency or bankruptcy of the Group and all of the counterparties.

iv.	Derecognition of financial instruments

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or when the Group transfers substantially all the risks and rewards of ownership of the financial asset.

The Group derecognizes a financial liability when the obligation specified in the contract is discharged or cancelled or has expired.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

r.Treasury stock

Reacquired Company’s shares of stock are accounted for at their reacquisition cost and classified as “Treasury Stock” and presented as a deduction in equity. The cost of treasury stock sold/transferred is accounted for using the weighted average method. The portion of treasury stock transferred for employee stock ownership program is accounted for at its fair value at grant date. Any difference between the carrying amount and consideration from future re-sale of treasury stocks, is recognized as part of additional paid-in capital in the equity.

s.Dividends

Dividend for distribution to the stockholders is recognized as a liability in the consolidated financial statements in the year in which the dividend is approved by the stockholders. The interim dividend is recognized as a liability based on the Board of Directors’ decision supported by the approval from the Board of Commissioners.

t.Basic earnings per share and earnings per ADS

Basic earnings per share is computed by dividing profit for the year attributable to owners of the parent company by the weighted average number of shares outstanding during the year. Income per ADS is computed by multiplying the basic earnings per share by 100, the number of shares represented by each ADS.

The Company does not have potentially dilutive financial instruments.

u.Segment information

The Group's segment information is presented based upon identified operating segments. An operating segment is a component of an entity:

i.	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity);
ii.	whose operating results are regularly reviewed by the Group’s Chief Operating Decision Maker (“CODM”) i.e., the Directors, to make decisions about resources to be allocated to the segment and assess its performance; and
iii.	for which discrete financial information is available.

v.Provisions

Provisions are recognized when the Group has present obligations (legal or constructive) arising from past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations and the amount can be measured reliably.

Provisions for onerous contracts are recognized when the contract becomes onerous for the lower of the cost of fulfilling the contract and any compensation or penalties arising from failure to fulfill the contract.

w.Impairment of non-financial assets

At the end of each reporting period, the Group assesses whether there is an indication that an non-financial assets may be impaired. These assets include property and equipment, current assets, and other non-current assets, including intangible assets. If such indication exists, the recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the Cash-Generating Unit (“CGU”) to which the asset belongs (“the asset’s CGU”).

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

w.Impairment of non-financial assets (continued)

The recoverable amount of an asset (either individual asset or CGU) is the higher of the asset’s fair value less costs to sell and its value in use (“VIU”). Where the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing the value in use, the estimated net future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

In determining fair value less costs to sell, recent market transaction prices are taken into account, if available. If no such transactions can be identified, the Group uses an appropriate valuation model to determine the fair value of the asset. These calculations are corroborated by multiple valuations or other available fair value indicators.

Impairment losses of continuing operations are recognized in the consolidated statements of profit or loss and other comprehensive income.

At the end of each reporting period, the Group assesses whether there is any indication that previously recognized impairment losses for an asset, other than goodwill, may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss for an asset, other than goodwill, is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited such that the carrying amount of the asset does not exceed its recoverable amount, nor exceeds the carrying amount that would have been determined, net of depreciation, had no impairment been recognized for the asset in prior periods. Reversal of an impairment loss is recognized in the consolidated statement of profit or loss and other comprehensive income.

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment loss relating to goodwill can not be reversed in future periods.

x.Current and non-current classifications

The Group presents assets and liabilities in the statement of financial position based on current and non-current classification. An asset is presented as current when it is:

i.	expected to be realized or intended to be sold, or consumed in the normal operating cycle;
ii.	held primarily for the purpose of trading; or
iii.	expected to be realized within twelve months after the reporting period; or
iv.	cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

Assets which do not meet above criteria are classified as non-current assets.

A liability is presented as current when:

i.	it is expected to be settled in the normal operating cycle;
ii.	it is held primarily for the purpose of trading;
iii.	it is due to be settled within twelve months after reporting period;
iv.	there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The terms of liability that could, at the option of counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

Liabilities which do not meet above criteria are classified as long-term liabilities.

Deffered tax assets and liabilities are classified as non-current assets and liabilities.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

y.Significant accounting judgements, estimates and assumptions

The preparation of the Group's consolidated financial statements requires management to make judgements, estimates, and assumptions that affect the reporting amounts of revenue, expenses, assets and liabilities, and the accompanying disclosures, and disclosures of contingent liabilities, at the end of the reporting period.

Uncertainty about these assumptions and estimates can produce results that require a material adjustment to the carrying amounts of assets and liabilities affected in the coming periods.

i.	Judgements

The following judgements were made by management in applying the Group's accounting policies that have the most significant influence on the amounts recognized in the consolidated financial statements:

Income taxes

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income could necessitate future adjustments to tax income and expense already recorded. Judgement is also involved in determining the provision for corporate income tax. There are certain transactions and computation for which the ultimate tax determination is uncertain during the ordinary course of business.

The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the year in which such determination is made.

ii.	Estimates and assumptions

Estimates and assumption are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(a)	Retirement benefits

The present value of the retirement benefit obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the discount rate and return on investment (“ROI”). Any changes in these assumptions will impact the carrying amount of the retirement benefit obligations.

The Group determines the appropriate discount rate at the end of each reporting period. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the obligations. In determining the appropriate discount rate, the Group considers the interest rates of Government bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related retirement benefit obligations.

If there is an improvement in the ratings of such Government bonds or a decrease in interest rates as a result of improving economic conditions, there could be a material impact on the discount rate used in determining the post-employment benefit obligations.

Other key assumptions for retirement benefit obligations are based in part on current market conditions. Additional information is disclosed in Notes 30 and 31.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

y.Significant accounting judgements, estimates and assumptions (continued)

ii.	Estimates and assumptions (continued)

(b)	Useful lives of property and equipment

The Group estimates the useful lives of its property and equipment based on expected asset utilization, considering strategic business plans, expected future technological developments and market behavior. The estimates of useful lives of property and equipment are based on the Group’s collective assessment of industry practice, internal technical evaluation, and experience with similar assets.

The Group reviews its estimates of useful lives at least each financial year-end and such estimates are updated if expectations differ from previous estimates due to changes in expectation of physical wear and tear, technical or commercial obsolescence, and legal or other limitations on the continuing use of the assets. The amounts of recorded expenses for any year will be affected by changes in these factors and circumstances. A change in the estimated useful lives of the property and equipment is a change in accounting estimates and is applied prospectively in profit or loss in the period of the change and future periods.

In 2021, the Company accelerated the useful lives of Multi-Service Access Node (“MSAN”) assets until 2022. In 2022, the Group changed the estimated useful lives of towers in Indonesia (Note 11). In 2023, there is no change of estimated useful lives.

(c)	Determining the lease term of contracts with renewal and termination options - Group as lessee

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Group has several lease contracts that include extension and termination options. The Group applies judgement in evaluating whether it is reasonably certain whether or not to exercise the option to renew or terminate the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise either the renewal or termination. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option to renew or to terminate.

(d) Allowance for expected credit losses for financial assets

For trade receivables and contract assets, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established an allowance for expected credit losses methodology that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors, and the economic environment.

For term deposits and debt instruments at FVTOCI, the Group applies the low credit risk simplification. At every reporting date, the Group evaluates whether the deposits or debt instrument are considered to have low credit risk using all reasonable and supportable information that is available without undue cost or effort. In making that evaluation, the Group reassesses the internal credit rating of the debt instrument. In addition, the Group considers that there has been a significant increase in credit risk when contractual payments are more than 30 days past due.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

y.Significant accounting judgements, estimates and assumptions (continued)

ii.	Estimates and assumptions (continued)

(d)Allowance for expected credit losses for financial assets (continued)

The Group assesses whether there is objective evidence that other receivables or other financial assets have been impaired at the end of each reporting period. Allowance for expected credit losses of receivables is calculated based on a review of the current status of existing receivables and historical collection experience. Such allowances are adjusted periodically to reflect the actual and anticipated experience. Details of the nature and carrying amounts of allowance for expected credit losses of receivables are disclosed in Note 5.

The Group has reassessed the model used to calculate ECLs based on the latest reasonable and supportable data to better reflect the current change in circumstances. Methods and approaches will continue to be monitored and updated if additional reasonable and supportable data and information are available, including forward-looking information and other input in the future.

(e)Revenue

(i)	Critical judgements in determining the performance obligation, timing of revenue recognition and revenue classification

The Group provides information technology services that are bespoke in nature. Bespoke products consist of various goods and/or services bundled together in order to provide integrated solution services to customers. In addition to the bespoke service, the Group also provides multiple standard products as bundling product in contract with customer. Significant judgement is required in determining the number and nature of performance obligations promised to customers in those contracts. The number and nature of performance obligations will determine the timing of revenue recognition for such contract.

The Group reviews the determination of performance obligations on a contract-by-contract basis. When a contract consisting of several goods and/or service is assessed to have one performance obligation, the Group applies a single method of measuring progress for the performance obligation based on the measurement method that best depicts the economics of the contract, which in most cases is over time.

The Group also presents the revenue classification using consistent approach. When a contract consisting of several goods and/or service is assessed to have one performance obligation, the Group presents that performance obligations in one financial statement line items which best represent the main service of the Group, which in most cases is the internet, data and information technology services.

(ii)Critical judgements in determining the stand-alone selling price

The Group provides wide array of products related to telecommunication and technology. To determine the stand-alone selling price for goods and/or services that do not have any readily available observable price, the Group uses the expected cost-plus margin approach. The Group determines the appropriate margin based on historical achievement.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

y.Significant accounting judgements, estimates and assumptions (continued)

ii.	Estimates and assumptions (continued)

(f)	Test for impairment of non-current assets and goodwill

The application of the acquisition method in a business combination requires the use of accounting estimates in allocating the purchase price to the fair market value of the assets and liabilities acquired, including intangible assets. Certain business acquisitions by the Group resulted goodwill, which is not amortized but is tested for impairment annually and every indication of impairment exists.

The calculation of future cash flows in determining the fair value of property and equipment and other non-current assets of the acquired entity at the acquisition date involves significant estimation. Although management believes that the assumptions used are appropriate, significant changes to those assumptions can materially affect the evaluation of recoverable amounts and may result in impairment according to PSAK 48: Impairment of Assets.

(g)	Fair value measurement of financial instruments

When the fair values of financial assets and financial liabilities recorded in the statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the discounted cash flow (“DCF”) model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required in establishing fair values. Judgements include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions relating to these factors could affect the reported fair value of financial instruments

(h)	Acquisition

The Group evaluates each acquisition transaction to determine whether it will be treated as an asset acquisition or business combination. For transactions that are treated as an asset acquisition, the purchase price is allocated to the assets obtained, without the recognition of goodwill. For acquisitions that meet the business combination definition, the Group applies the accounting for business acquisiton method for assets acquired and liabilities assumed which are recorded at fair value at the acquisition date, and the results of operations are included with the Group's results from the date of each acquisition.

Any excess from the purchase price paid for the amount recognized for assets acquired and liabilities incurred is recorded as goodwill. The Group continues to evaluate acquisitions that are counted as a business combination for a period not exceeding one year after the applicable acquisition date of each transaction to determine whether additional adjustments are needed to allocate the purchase price paid for the assets acquired and liabilities assumed. The fair value of assets acquired and liabilities incurred are usually determined using either an estimated replacement cost or a discounted cash flow valuation method. When determining the fair value of tangible assets acquired, the Group estimates the cost of replacing assets with new assets by considering factors such as the age, condition, and economic useful lives of the assets. When determining the fair value of the intangible assets obtained, the Group estimates the applicable discount rate and the time and amount of future cash flows, including the rates and terms for the extension and reduction.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

3.	CASH AND CASH EQUIVALENTS

		2023		2022
		Balance		Balance
		Currency	Rupiah	Currency	Rupiah
	Currency	(in million)	equivalent	(in million)	equivalent
Cash on hand	Rp	-	14	-	11
Cash in bank
Related parties
PT Bank Mandiri (Persero) Tbk (“Bank Mandiri”)	Rp	-	3,346	-	6,413
	US$	37	572	49	758
	EUR	2	38	2	34
	JPY	6	1	6	1
	HKD	1	3	3	5
	AU$	0	0	0	0
PT Bank Negara Indonesia (Persero) Tbk (“BNI”)	Rp	-	4,228	-	4,298
	US$	4	64	7	111
	SGD	0	0	0	0
	EUR	0	0	0	0
PT Bank Tabungan Negara (Persero) Tbk ("BTN")	Rp	-	2,597	-	2,713
PT Bank Rakyat Indonesia (Persero) Tbk (“BRI”)	Rp	-	1,471	-	2,691
	US$	0	6	11	179
	TWD	1	0	-	-
Others (each below Rp100 billion)	Rp	-	59	-	230
	US$	0	0	0	0

Sub-total			12,385		17,433

Third parties
The Hongkong and Shanghai Banking Corporation Ltd. ("HSBC Hongkong")	US$	43	661	55	861
	HKD	5	9	5	10
Standard Chartered Bank (“SCB”)	US$	14	215	16	245
	SGD	6	74	5	53
PT Bank CIMB Niaga Tbk (”Bank CIMB Niaga”)	Rp	-	265	-	1,379
	US$	0	2	0	5
PT Bank Central Asia Tbk (“BCA”)	Rp	-	144	-	80
	US$	0	3	0	3
Bank Pembangunan Daerah ("BPD")	Rp	-	140	-	75
DBS Bank (Hong Kong) Ltd. ("DBS Hong Kong")	US$	9	138	0	0
	HKD	0	0	0	0
Citibank, N.A. (“Citibank”)	Rp	-	6	-	10
	US$	8	127	5	80
	EUR	0	0	-	-
Others (each below Rp100 billion)	Rp	-	219	-	652
	US$	10	151	12	187
	TWD	41	21	58	29
	MYR	5	15	5	17
	AU$	0	5	2	23
	MMK	353	3	386	3
	SGD	3	36	2	29
	EUR	-	-	0	0
Sub-total			2,234		3,741
Total of cash in bank			14,619		21,174

Time deposit
Related parties
BRI	Rp	-	1,550	-	845
	US$	22	340	21	319
BNI	Rp	-	1,266	-	378
	US$	23	353	9	145
BTN	Rp	-	1,065	-	1,655
PT Bank Syariah Indonesia Tbk. (“BSI”)	Rp	-	1,160	-	1,220
Mandiri	Rp	-	513	-	844
	US$	25	392	31	489
Sub-total			6,639		5,895

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

3.CASH AND CASH EQUIVALENTS (continued)

		2023		2022
		Balance		Balance
		Currency	Rupiah	Currency	Rupiah
	Currency	(in million)	equivalent	(in million)	equivalent
Time deposits (continued)
Third parties
PT Bank Mega Tbk (“Bank Mega”)	Rp	-	1,433	-	1,986
	US$	20	312	12	181
PT Bank Tabungan Pensiunan Nasional Syariah Tbk ("BTPN Syariah")	Rp	-	137	-	-
PT Bank Pembangunan Daerah Jawa Barat dan Banten Tbk (“BJB”)	Rp	-	1,419	-	1,423
Bank CIMB Niaga	Rp	-	928	-	122
	US$	5	70	11	168
PT Bank Maybank Indonesia Tbk ("Maybank")	Rp	-	658	-	220
	US$	23	358	14	224
	MYR	-	-	2	6
BPD	Rp	-	1,569	-	25
PT Bank Danamon Indonesia Tbk (“Bank Danamon”)	Rp	-	491	-	40
	US$	9	137	9	133
Others (each below Rp100 billion)	Rp	-	60	-	340
	US$	10	156	-	-
	MYR	2	8	-	-
Sub-total			7,736		4,868

Total of time deposits			14,375		10,763
Allowance for expected credit losses			(1)		(1)
Total			29,007		31,947

Interest rates per annum on time deposits are as follows:

	2023	2022
Rupiah	1.95% - 7.25%	1.95% - 6.50%
Foreign currency	2.50% - 5.50%	0.25% - 4.05%

The Group placed the majority of its cash and cash equivalents in state-owned (related party) banks because they have the most extensive branch networks in Indonesia and are considered to be financially sound banks.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

4.	OTHER CURRENT FINANCIAL ASSETS

		2023		2022
		Balance		Balance
		Foreign		Foreign
		currency	Rupiah	currency	Rupiah
	Currency	(in millions)	equivalent	(in millions)	equivalent
Time deposit
Related parties
BRI	Rp	-	255	-	50
BNI	Rp	-	160	-	80
Bank Mandiri	Rp	-	95	-	10
	US$	5	77	5	79
BSI	Rp	-	118	-	100
Others (each below Rp100 billion)	Rp	-	10	-	-
Third parties
United Overseas Bank Limited Singapore
(“UOB Singapore”)	US$	12	186	12	182
Standard Chartered Bank (Singapore) Limited
(“SCB Singapore”)	US$	7	100	7	102
Others (each below Rp100 billion)	Rp	-	85	-	18
	US$	2	32	2	32
Total time deposits			1,118		653

Escrow accounts	Rp	-	214	-	383
	US$	2	24	2	30
Total escrow accounts			238		413

Mutual funds
Related parties
Others (each below Rp100 billion)	Rp	-	85	-	81
Third parties
PT Henan Putihrai Asset Management
(“HPAM”)	Rp	-	217	-	200
Total mutual funds			302		281

Others (each below Rp100 billion)	Rp	-	3	-	0
	US$	-	-	0	2
	MYR	0	0	0	0
Total others			3		2

Allowance for expected credit losses			(0)		(0)
Total			1,661		1,349

The time deposits have maturities of more than three months but not more than one year, with interest rates as follows:

	2023	2022
Rupiah	2.75% - 6.75%	2.50% - 5.00%
Foreign currency	2.30% - 5.85%	1.95% - 5.06%

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

5.	TRADE RECEIVABLES

Trade receivables arise from services provided to both retail and non-retail customers, with details as follows:

a.	By debtor

(i)Related parties

	2023	2022
State-owned enterprises	1,914	1,985
PT Indonusa Telemedia ("Indonusa")	386	385
Indosat	303	175
Others (each below Rp100 billion)	443	156
Total	3,046	2,701
Allowance for expected credit losses	(1,128)	(1,081)
Net	1,918	1,620

(ii)Third parties

	2023	2022
Individual and business subscribers	13,586	12,517
Overseas international carriers	1,541	984
Total	15,127	13,501
Allowance for expected credit losses	(6,378)	(6,487)
Net	8,749	7,014

b.	By age

	2023			2022
		Allowance for	Expected		Allowance for	Expected
		expected	credit		expected	credit
	Gross	credit losses	loss rate	Gross	credit losses	loss rate
Not past due	7,020	386	5.5%	6,964	399	5.7%
Past due up to 3 months	2,758	369	13.4%	1,674	349	20.8%
Past due more than 3 to 6 months	1,215	313	25.8%	664	222	33.4%
Past due more than 6 months	7,180	6,438	89.7%	6,900	6,598	95.6%
Total	18,173	7,506		16,202	7,568

The Group has made allowance for expected credit losses based on the collective assessment of historical impairment rates and individual assessment of its customers’ credit history, adjusted for forward-looking factors specific from the customers and the economic environment. The Group does not apply a distinction between related party and third party receivables in assessing amounts past due. As of December 31, 2023 and 2022, the carrying amounts of trade receivables of the Group considered past due but not impaired amounted to Rp4,033 billion and Rp2,069 billion, respectively. Management believes that receivables past due but not impaired, along with trade receivables that are neither past due nor impaired, are due from customers with good credit history and are expected to be recoverable.

c.	By currency

	2023	2022
Rupiah	15,646	14,714
U.S. Dollar	2,360	1,359
Singapore Dollar	143	89
Others (each below Rp100 billion)	24	40
Total	18,173	16,202
Allowance for expected credit losses	(7,506)	(7,568)
Net	10,667	8,634

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

5.	TRADE RECEIVABLES (continued)

d.	Movements in the allowance for expected credit losses

0
	2023	2022
Beginning balance	7,568	7,802
Allowance for expected credit losses	513	567
Receivables written-off	(575)	(801)
Ending balance	7,506	7,568

The receivables written-off relate to both related party and third party trade receivables. Management believes that the allowance for expected credit losses of trade receivables is adequate to cover losses on uncollectible trade receivables.

As of December 31, 2023 and 2022, certain trade receivables of the subsidiaries amounting to Rp1,248 billion and Rp1,129 billion, respectively, have been pledged as collateral under lending agreements (Notes 18a and 19c).

6.	CONTRACT ASSETS

	2023	2022
Contract assets	2,877	2,610
Allowance for expected credit losses	(147)	(119)
Net	2,730	2,491
Current portion	(2,704)	(2,457)
Non-current portion	26	34

Management believes that the allowance for expected credit losses of contract assets is adequate to cover losses on uncollectible contract assets.

Refer to Note 32 for details of related party transactions.

7.	INVENTORIES

Inventories, all recognized at net realizable value, consist of:

	2023	2022
SIM cards and prepaid vouchers	791	321
Components	29	588
Others (each below Rp100 billion)	231	294
Total	1,051	1,203
Provision for obsolescence	(54)	(59)
Net	997	1,144

Management believes the provision is adequate to cover losses from the decline in inventory value due to obsolescence.

The inventories recognized as expenses included in operations, maintenance and telecommunication service expenses in 2023 and 2022 amounted to Rp797 billion and Rp747 billion, respectively (Note 25).

There were no inventories pledged as collateral under lending agreements as of December 31, 2023 and 2022.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

7.INVENTORIES (continued)

As of December 31, 2023 and 2022, modules (part of property and equipment) and components held by the Group with book value amounting to Rp96 billion and Rp94 billion, respectively, have been insured against fire, theft, and other specific risks. The total sum insured as of December 31, 2023 and 2022 amounted to Rp94 billion and Rp111 billion, respectively.

Management believes the insurance coverage is adequate to cover potential losses of inventories arising from the insured risks.

8.	OTHER CURRENT ASSETS

The breakdown of other current assets are as follows:

	2023	2022
Prepaid frequency license fees – current portion (Note 35c.i)	6,173	5,289
Advances	768	679
Prepaid salaries	276	218
Other receivables	266	245
Others (each below Rp100 billion)	513	580
Total	7,996	7,011

9.	CONTRACT COST

Movements of contract costs are as follows:

	2023
	Cost to obtain	Cost to fulfill	Total
At January 1, 2023	1,554	858	2,412
Amortization during the year	(374)	-	(374)
Expense during the year	-	(704)	(704)
Impairment	-	(184)	(184)
Addition current year	461	610	1,071
At December 31, 2023	1,641	580	2,221
Current	(427)	(226)	(653)
Non-current	1,214	354	1,568

	2022
	Cost to obtain	Cost to fulfill	Total
At January 1, 2022	1,532	732	2,264
Amortization during the year	(338)	-	(338)
Expense during the year	-	(514)	(514)
Addition current year	360	640	1,000
At December 31, 2022	1,554	858	2,412
Current	(354)	(317)	(671)
Non-current	1,200	541	1,741

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

10.	LONG-TERM INVESTMENTS

The breakdown of long-term investments are as follows:

	2023	2022
Financial instruments
At fair value through profit or loss:
Equity	7,537	7,624
Convertible bonds	491	884
At fair value through other comprehensive income:
Equity	25	22
	8,053	8,530
Associates
PT Jalin Pembayaran Nusantara ("Jalin")	105	115
Others (each below Rp100 billion)	4	8
	109	123
Total long-term investments	8,162	8,653

Investments in equity at fair value through profit or loss are long-term investments in the form of shares in various start-up companies engaged in information and technology. The Group does not have significant influence in these start-up companies.

Investments in equity at fair value through profit or loss include:

(i)	Telkomsel's investment in PT GoTo Gojek Tokopedia Tbk. (“GOTO”). As of December 31, 2023, Telkomsel assessed the fair value of the investment in GOTO was Rp86 per share. The total unrealized loss from changes in fair value of Telkomsel’s investment in GOTO as of December 31, 2023, amounted to Rp119 billion and was presented as unrealized loss arising from change of valuation of investments in the consolidated statements of profit or loss.
(ii)	Investments by MDI in several start-up entities engaged in the information and technology sector. The additional investments during the year by MDI amounted to Rp338 billion. The total unrealized loss from changes in fair value of MDI’s investment amounted to Rp514 billion as of December 31, 2023 and was presented as unrealized loss arising from change of valuation of investments in the consolidated statements of profit or loss.

Investments in convertible bonds at fair value through profit or loss represent long-term investments owned by Telkomsel and MDI in the form of convertible bonds in various start-up companies engaged in information and technology, which will be immediately converted into shares when they mature.

The unrecognized share in losses in other investments cumulatively as of December 31, 2023 and 2022 was amounting to Rp328 billion and Rp346 billion, respectively

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

11.	PROPERTY AND EQUIPMENT

The details of property and equipment are as follows:

	December 31, 2022	Additions	Deductions	Reclassifications/ Translations	December 31, 2023
At cost:
Directly acquired assets
Land rights	1,838	110	-	7	1,955
Buildings	18,947	569	(34)	114	19,596
Leasehold improvements	1,571	28	(14)	90	1,675
Switching equipment	20,083	582	(309)	(720)	19,636
Telegraph, telex, and data communication
equipment	1,583	-	-	-	1,583
Transmission installation and equipment	171,106	5,839	(3,562)	7,281	180,664
Satellite, earth station, and equipment	10,804	137	-	-	10,941
Cable network	74,695	5,762	(6)	(3,682)	76,769
Power supply	23,276	722	(768)	1,118	24,348
Data processing equipment	20,954	557	(218)	600	21,893
Other telecommunication peripherals	10,402	468	-	217	11,087
Office equipment	2,625	96	(18)	(7)	2,696
Vehicles	605	48	(56)	(4)	593
Other equipment	51	1	-	1	53
Property under construction	4,598	18,049	-	(16,407)	6,240
Total	363,138	32,968	(4,985)	(11,392)	379,729

Accumulated depreciation:
Directly acquired assets
Buildings	6,228	649	(11)	(48)	6,818
Leasehold improvements	1,207	141	(6)	(30)	1,312
Switching equipment	14,100	1,967	(309)	(1,637)	14,121
Telegraph, telex, and data communication
equipment	1,582	-	-	-	1,582
Transmission installation and equipment	97,335	12,171	(3,372)	(1,787)	104,347
Satellite, earth station, and equipment	6,041	746	-	(61)	6,726
Cable network	22,510	3,215	(6)	(5,326)	20,393
Power supply	16,890	1,861	(758)	(606)	17,387
Data processing equipment	15,490	2,093	(217)	(1,217)	16,149
Other telecommunication peripherals	6,067	1,659	-	(26)	7,700
Office equipment	2,073	285	(18)	(204)	2,136
Vehicles	242	48	(31)	(3)	256
Other equipment	44	3	-	-	47
Total	189,809	24,838	(4,728)	(10,945)	198,974
Net book value	173,329				180,755

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

11.	PROPERTY AND EQUIPMENT (continued)

The details of property and equipment are as follows (continued):

	December 31, 2021	Additions	Deductions	Reclassifications/ Translations	December 31, 2022
At cost:
Directly acquired assets
Land rights	1,821	10	-	7	1,838
Buildings	17,296	778	(1)	874	18,947
Leasehold improvements	1,477	80	(86)	100	1,571
Switching equipment	18,324	1,066	(130)	823	20,083
Telegraph, telex, and data communication
equipment	1,583	-	-	-	1,583
Transmission installation and equipment	165,621	4,494	(9,501)	10,492	171,106
Satellite, earth station, and equipment	10,528	155	(5)	126	10,804
Cable network	67,559	7,807	(9)	(662)	74,695
Power supply	22,035	433	(719)	1,527	23,276
Data processing equipment	19,258	877	(390)	1,209	20,954
Other telecommunication peripherals	9,121	1,261	-	20	10,402
Office equipment	2,352	157	(85)	201	2,625
Vehicles	537	100	(165)	133	605
Other equipment	47	2	(3)	5	51
Property under construction	2,950	16,936	-	(15,288)	4,598
Total	340,509	34,156	(11,094)	(433)	363,138

Accumulated depreciation:
Directly acquired assets
Buildings	5,537	632	(1)	60	6,228
Leasehold improvements	1,163	130	(86)	-	1,207
Switching equipment	12,225	1,985	(127)	17	14,100
Telegraph, telex, and data communication
equipment	1,582	-	-	-	1,582
Transmission installation and equipment	94,532	12,087	(9,362)	78	97,335
Satellite, earth station, and equipment	5,199	830	(5)	17	6,041
Cable network	18,735	4,388	(9)	(604)	22,510
Power supply	15,874	1,699	(712)	29	16,890
Data processing equipment	14,130	1,806	(388)	(58)	15,490
Other telecommunication peripherals	4,330	1,717	-	20	6,067
Office equipment	1,866	261	(79)	25	2,073
Vehicles	270	38	(135)	69	242
Other equipment	40	3	(2)	3	44
Total	175,483	25,576	(10,906)	(344)	189,809
Net book value	165,026				173,329

The property and equipment group consists of (1) switching equipment; (2) telegraph, telex, and data communication equipment; (3) transmission installation and equipment; (4) satellite, earth station, and equipment; (5)cable network; (6) power supply; (7) data processing equipment; and (8) other telecommunication peripherals are the main telecommunication infrastructure of the Group.

a.	Gain on sale of property and equipment

	2023	2022
Proceeds from sale of property and equipment	100	526
Net book value	(16)	(129)
Gain on disposal or sale of property and equipment	84	397

b.	Others

(i)	During 2023 and 2022, the CGUs that independently generate cash inflows are fixed wireline, cellular, and others. Management believes that there is no indication of impairment in the assets of such CGUs as of December 31, 2023 and 2022.

(ii)	Interest capitalized to property under construction amounted to Rp124 billion and Rp79 billion for the year ended December 31, 2023 and 2022, respectively. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization ranged from 2.50% to 8.24% and 5.63% to 7.90% for the year ended December 31, 2023 and 2022, respectively.

(iii)	No foreign exchange loss was capitalized as part of property under construction for the year ended December 31, 2023 and 2022.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

11.	PROPERTY AND EQUIPMENT (continued)

b.	Others (continued)

(iv)	During 2023 and 2022, the Group obtained proceeds from the insurance claim on lost and damaged property and equipment, with a total value of Rp199 billion and Rp299 billion, respectively, and were recorded as part of “Other income - net” in the consolidated statements of profit or loss and other comprehensive income. During 2023 and 2022, the net carrying values of these assets amounted to Rp185 billion and Rp270 billion, respectively, were charged to the consolidated statements of profit or loss and other comprehensive income.

(v)	In 2022, the estimated useful lives of Group towers were changed from 30 to 40 years. The impact of reduction in the depreciation expense for the year ended December 31, 2022 amounted to Rp93 billion. Towers are presented as part of transmission installation and equipment.

(vi)	In 2022, the equipment units of Telkomsel with the net carrying amount of Rp909 billion had been exchanged with equipment units of PT ZTE Indonesia.

(vii)	In 2021, the Company decided to discontinue the use of MSAN assets and accelerate the depreciation of the MSAN assets, which were fully depreciated in 2022. The impact of accelerated depreciation of MSAN assets for the year ended December 31, 2022 amounted to Rp1,494 billion. MSAN assets are presented as part of cable network.

(viii)	The Group owns several pieces of land located throughout Indonesia with Right to Build (“Hak Guna Bangunan” or “HGB”) for a period of 8-50 years which will expire between 2024 and 2071. Management believes that there will be no issue in obtaining the extension of the land rights when they expire.

(ix)	As of December 31, 2023 and 2022, the Group’s property and equipment excluding land rights, with a net carrying amount of Rp175,519 billion and Rp172,112 billion, respectively, were insured againts fire, theft, earthquake and other specified risks, including business interruption. The total blanket policies as of December 31, 2023 and 2022 amounted to Rp41,045 billion and Rp36,319 billion, HK10 million, SG$373 million, and MYRNil and MYR54 million, respectively, and first loss basis amounted to Rp2,750 billion, respectively. Management believes that the insurance coverage is adequate to cover potential losses from the insured risks.

(x)	As of December 31, 2023 and 2022, the percentage of completion of property under construction was approximately 74.09% and 55.91%, respectively, of the total contract value or Rp5,836 billion and Rp3,934 billion are recorded as amount of expenditures in property under construction, respectively, with estimated dates of completion until December 2025 and August 2025, respectively. The balance of property under construction mainly consist of buildings, transmission installation and equipment, cable network, and power supply. Management believes that there is no impediment to the completion of the construction in progress.

(xi)	As of December 31, 2023 and 2022, all assets owned by the Company have been pledged as collateral for bonds (Note 19b) while certain property and equipment of the Company’s subsidiaries with gross carrying value amounting to Rp3,076 billion and Rp18,370 billion, respectively, have been pledged as collateral under lending agreements (Notes 18a and 19c).

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

11. PROPERTY AND EQUIPMENT (continued)

b.	Others (continued)

(xii)	As of December 31, 2023 and 2022, the cost of fully depreciated property and equipment of the Group that are still used in operations amounted to Rp85,564 billion and Rp67,979 billion, respectively. The Group is currently conducting modernization of network assets to replace the fully depreciated property and equipment.

(xiii)	In 2023 and 2022, the total fair values of land rights and buildings of the Group amounted to Rp51,373 billion and Rp49,014 billion, respectively.

12. LEASES

a.	The Group as a lessee

The Group leases several assets including land rights, building, transmission installation and equipment, vehicles, and others which used in operations, which generally have lease term between 1 and 33 years.

The carrying amounts of right-of-use assets recognized and the movement are as follows:

	Land rights	Buildings	Transmission installation and equipment	Vehicles	Others	Total
As at January 1, 2022	4,002	729	13,120	410	208	18,469
Additions	1,169	121	8,205	488	23	10,006
Deductions and reclassifications	(217)	17	(2,399)	(197)	8	(2,788)
Depreciation expense	(867)	(204)	(4,067)	(178)	(35)	(5,351)
As at December 31, 2022	4,087	663	14,859	523	204	20,336
Additions	1,654	156	7,460	227	893	10,390
Deductions and reclassifications	(52)	(88)	(2,851)	8	1	(2,982)
Depreciation expense	(998)	(149)	(3,600)	(236)	(177)	(5,160)
As at December 31, 2023	4,691	582	15,868	522	921	22,584

The carrying amounts of the lease liabilities and the movements are as follows:

	2023	2022

As at January 1	18,661	16,387
Accretion of interest	976	931
Additions (Note 39a)	10,390	10,006
Deductions	(9,602)	(8,663)
As at December 31	20,425	18,661
Current	(5,575)	(4,925)
Non-current	14,850	13,736

Maturity analysis of lease payments are as follows:

2023

Less than 1 year	6,614
1-5 years	11,453
More than 5 years	6,431
Total lease payments	24,498
Interest	(4,073)
Net present value of lease payments	20,425
Current	(5,575)
Non-current	14,850

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

12.LEASES (continued)

a.	The Group as a lessee (continued)

The Group also has certain leases with lease terms of twelve months or less and low-value leases. The Group applies the ‘short-term lease’ and ‘lease of low-value assets’ recognition exemptions for these leases. There are no lease contracts with variable lease payments.

Detail of expenses related to leases for the year ended December 31, 2023 and 2022 are as follows:

	2023	2022
Depreciation expense of right-of-use assets	5,160	5,351
Expense relating to short-term leases	3,743	3,821
Interest expense on lease liabilities	976	931
Expense relating to leases of low-value assets	27	52

b.	The Group as a lessor

The Group entered into non-cancelable lease agreements with both third and related parties. The lease agreements cover leased lines, telecommunication equipment and land and building with terms ranging from 1 to 32 years and with expiry dates between 2024 and 2051. Periods may be extended based on the agreement by both parties.

The minimum amount of future lease payments and receipts for operating lease agreements are as follows:

	2023	2022
Less than 1 year	5,099	2,582
1-5 years	9,412	8,354
More than 5 years	5,098	5,107
Total	19,609	16,043

13.OTHER NON-CURRENT ASSETS

The breakdown of other non-current assets is as follows:

	2023	2022
Prepaid frequency license fees -
net of current portion (Note 35c.i)	1,987	1,291
Claims for tax refund – net of current portion (Note 27b)	1,606	621
Prepaid expenses	984	446
Advances	368	781
Security deposit	159	144
Others (each below Rp100 billion)	329	340
Total	5,433	3,623

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

14.INTANGIBLE ASSETS

The details of intangible assets are as follows:

	Goodwill	Software	License	Other intangible assets	Total
Gross carrying amount:
Balance, January 1, 2023	1,492	19,779	620	1,491	23,382
Additions	-	2,763	69	206	3,038
Deductions	-	(890)	(130)	-	(1,020)
Reclassifications/translations	-	(10)	(9)	(3)	(22)
Balance, December 31, 2023	1,492	21,642	550	1,694	25,378
Accumulated amortization and
impairment losses:
Balance, January 1, 2023	(402)	(13,616)	(152)	(910)	(15,080)
Amortization	-	(2,321)	(58)	(94)	(2,473)
Impairment	(11)	-	-	-	(11)
Deductions	-	890	2	-	892
Reclassifications/translations	-	13	8	4	25
Balance, December 31, 2023	(413)	(15,034)	(200)	(1,000)	(16,647)
Net book value	1,079	6,608	350	694	8,731

	Goodwill	Software	License	Other intangible assets	Total
Gross carrying amount:
Balance, January 1, 2022	1,492	17,458	174	1,512	20,636
Additions	-	2,527	440	49	3,016
Deductions	-	(175)	-	(70)	(245)
Reclassifications/translations	-	(31)	6	-	(25)
Balance, December 31, 2022	1,492	19,779	620	1,491	23,382
Accumulated amortization:
Balance, January 1, 2022	(402)	(11,714)	(125)	(889)	(13,130)
Amortization	-	(2,063)	(26)	(91)	(2,180)
Deductions	-	175	-	70	245
Reclassifications/translations	-	(14)	(1)	-	(15)
Balance, December 31, 2022	(402)	(13,616)	(152)	(910)	(15,080)
Net book value	1,090	6,163	468	581	8,302

(i)	Goodwill resulted from the acquisition of Sigma (2008), Admedika (2010), data center PT Bina Data Mandiri (“BDM”) (2012), MNDG (2015), Melon and PT Griya Silkindo Drajatmoerni (“GSDm”) (2016), TSGN, Nutech, and BDI (2017), SSI, CIP, and Telin Malaysia (2018), PST (2019), and Digiserve (2021).

(ii)	As of December 31, 2023, the impairment of goodwill arising from the acquisition of BDI amounted to Rp11 billion. The impairment losses are presented as part of “Depreciation and amortization expenses” in the consolidated statements of profit and loss and other comprehensive income.

(iii)	The remaining amortization periods of software for the periods ended December 31, 2023 and 2022 ranges from 1-6 years, respectively. The amortization is presented as part of “Depreciation and amortization expenses” in the consolidated statements of profit or loss and other comprehensive income.

(iv)	As of December 31, 2023 and 2022, the cost of fully amortized intangible assets that are still used in operations amounted to Rp10,604 billion and Rp9,640 billion, respectively.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

15.TRADE PAYABLES

The breakdown of trade payables is as follows:

	2023	2022
Related parties
Purchases of equipment, materials, and services	424	262
Payables to other telecommunication providers	161	169
Sub-total	585	431

Third parties
Purchases of equipment, materials, and services	12,748	14,453
Payables to other telecommunication providers	2,876	2,231
Radio frequency usage charges, concession fees,
and Universal Service Obligation (“USO”) charges	2,399	1,342
Sub-total	18,023	18,026
Total	18,608	18,457

Trade payables by currency are as follows:

	2023	2022
Rupiah	15,929	16,727
U.S. Dollar	2,537	1,636
Others	142	94
Total	18,608	18,457

Terms and conditions of the above trade payables:

b.	The Group’s trade payables are non-interest bearing and are normally settled on 1 year term.
c.	Refer to Note 32 for details on related party transactions.
d.	Refer to Note 37b.v for the Group’s liquidity risk management.

16.ACCRUED EXPENSES

The breakdown of accrued expenses is as follows:

	2023	2022
Operation, maintenance,
and telecommunication services	5,813	8,183
Salaries and benefits	3,909	4,014
General, administrative, and marketing expenses	3,114	3,067
Interest and bank charges	243	181
Total	13,079	15,445

Refer to Note 32 for details of related party transactions.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

17.	CONTRACT LIABILITIES

a.	Current portion

	2023	2022
Advances from customers for Mobile	3,267	3,577
Advances from customers for Enterprise	1,587	1,126
Advances from customers for WIB	1,291	1,188
Advances from customers for Consumer	244	233
Advances from customers for others	459	171
Total	6,848	6,295

b.	Non-current portion

	2023	2022
Advances from customers for WIB	795	700
Advances from customers for Consumer	705	844
Advances from customers for Enterprise	251	17
Advances from customers for others	840	-
Total	2,591	1,561

Contract liabilities at the beginning of the period which were recognized as revenue in 2023 and 2022 amounted to Rp6,295 billion and Rp6,795 billion, respectively.

Refer to Note 32 for details of related party transactions.

18.	SHORT-TERM BANK LOANS AND CURRENT MATURITIES OF LONG-TERM LOANS AND OTHER BORROWINGS

a.	Short-term bank loans
	Outstanding
Lenders	2023	2022
Related parties
Bank Mandiri	4,013	3,483
BNI	903	979
Sub-total	4,916	4,462
Third parties
PT Bank HSBC Indonesia ("HSBC")	2,547	1,836
MUFG Bank ("MUFG")	1,155	1,349
UOB Indonesia	500	-
PT Bank DBS Indonesia ("DBS")	440	475
Others (each below Rp100 billion)	92	69
Sub-total	4,734	3,729
Total	9,650	8,191

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

18.	SHORT-TERM BANK LOANS AND CURRENT MATURITIES OF LONG-TERM LOANS AND OTHER BORROWINGS (continued)

a.	Short-term bank loans (continued)

Other significant information relating to short-term bank loans as of December 31, 2023 is as follows:

	Borrower	Currency	Total facility (in billions)*	Maturity date	Interest rate	Interest rate per annum	Security**
Mandiri
2020	Finnet	Rp	500	October 31, 2024	Monthly	1 month JIBOR + 1.30%	None
2021 - 2022	Nutech, Mitratel	Rp	3,550	July 26, 2024 – September 27, 2024	Monthly	5.85% - 9.00%	Trade receivables and property and equipment
BNI
2014 - 2017	GSD, Sigma	Rp	350	January 9, 2024 - November 7, 2024	Monthly	7.90% - 8.50%	Trade receivables and property and equipment
2017 - 2021	Metranet, Telkom Infra, Infomedia	Rp	1,135	February 18, 2024 – June 6, 2024	Monthly	1 month JIBOR + 1.75% - 2.50%	Trade receivables
HSBC
2014	Sigma[a]	Rp	400	November 6, 2024	Monthly	Under BLR 7.40%	Trade receivables
2018 - 2023	Sigma, Metra, PINS, Metranet, Telkomsat, GSD, TDE	Rp	2,613	June 4, 2024 – December 31, 2024	Monthly, Quarterly	1 month JIBOR + 0.35% - 0.80% 3 months JIBOR + 2.00%	None
MUFG Bank
2018 - 2019	Infomedia, Metra, GSD, Telkom Infra, Telkomsat	Rp	1,616	October 31, 2024	Monthly, Quarterly	1 month JIBOR + 0.70% - 0.80% 3 months JIBOR + 0.25%	None
UOB Indonesia
2016	Finnet	Rp	500	October 31, 2024	Monthly	1 month JIBOR + 1.75%	None
DBS
2018	Telkom Infra, Infomedia	Rp	475	July 31, 2024	Monthly	1 month JIBOR + 1.20%	None

*In original currency

**Refer to Note 5 and Note 11 for details of trade receivables and property and equipment pledged as collateral.

a  Unsettled loan will be automatically extended.

As stated in the agreements, the Group is required to comply with all covenants or restrictions such as limitation that the Company must have a majority shareholding of at least 51% of the subsidiaries and must maintain certain financial ratios. As of December 31, 2023, the Group has complied with all covenants regarding these financial ratios, except for Sigma which its debt service coverage ratio is still lower than required. As of December 31, 2023, the Group obtained waiver from lenders for the non-fulfillment financial ratios in Sigma. The waivers from BNI, Bank DBS, and HSBC were received on December 11, 2023, December 18, 2023, and December 22, 2023.

The credit facilities were obtained by the Group for working capital purposes.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

18.	SHORT-TERM BANK LOANS AND CURRENT MATURITIES OF LONG-TERM LOANS AND OTHER BORROWINGS (continued)

b.	Current maturities of long-term loans and other borrowings

	Notes	2023	2022
Two-step loans	19a	84	118
Bonds and Medium-term notes ("MTN")	19b	548	-
Bank loans	19c	9,282	7,788
Other borrowings	19d	362	952
Total		10,276	8,858

19.	LONG-TERM LOANS AND OTHER BORROWINGS

	Notes	2023	2022
Two-step loans	19a	-	91
Bonds and MTN	19b	4,795	4,793
Bank loans	19c	22,978	22,085
Other borrowings	19d	-	362
Total		27,773	27,331

Scheduled principal payments as of December 31, 2023 are as follows:

	Year
	Notes	Total	2025	2026	2027	2028	Thereafter
Bonds and MTN	19b	4,795	2,099	-	-	-	2,696
Bank loans	19c	22,978	6,512	5,801	3,858	3,019	3,788
Total		27,773	8,611	5,801	3,858	3,019	6,484

a.	Two-step loans

Two-step loans are unsecured loans obtained by the Government from overseas banks which are then re-loaned to the Company. Loans obtained after July 1994 are payable in their original currencies and any resulting foreign exchange gain or loss is borne by the Company.

		2023		2022
		Outstanding		Outstanding
		Foreign currency	Rupiah	Foreign currency	Rupiah
Lenders	Currency	(in millions)	equivalent	(in millions)	equivalent
Overseas banks	Yen	768	84	1,536	181
	Rp	-	-	-	28
Total			84		209
Current maturities (Note 18b)			(84)		(118)
Long-term portion			-		91

Lenders	Currency	Principal payment schedule	Interest payment period	Interest rate per annum
Overseas banks	Yen	Semi-annually	Semi-annually	2.95%
	Rp	Semi-annually	Semi-annually	7.125%

The loans were intended for the development of telecommunications infrastructure and supporting telecommunications equipment. The loans will be settled semi-annually and due on various dates until 2024.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

19.	LONG-TERM BANK LOANS AND OTHER BORROWINGS (continued)

a.	Two-step loans (continued)

The Company had used all facilities under the two-step loans program since 2008 and the withdrawal period for the two-step loan has ended.

Under the loan covenants, the Company is required to maintain financial ratios as follows:

i.	Projected net revenue to projected debt service ratio should exceed 1.2:1 for the two-step loans originating from Asian Development Bank (“ADB”).
ii.	Internal financing (earnings before depreciation and finance costs) should exceed 20% compared to annual average capital expenditures for loans originating from the ADB.

As of December 31, 2023, the Company has complied with the above-mentioned ratios.

b.	Bonds and Medium-term notes (“MTN”)

	Outstanding
Bonds and MTN	2023	2022
Bonds
2015
Series B	2,100	2,100
Series C	1,200	1,200
Series D	1,500	1,500
MTN
MTN Mitratel 2023	550	-
Total	5,350	4,800
Unamortized debt issuance cost	(7)	(7)
Long-term portion	5,343	4,793
Current maturities (Note 18b)	(548)	-
Long-term portion	4,795	4,793

i.	Bonds

2015

Bonds	Principal	Issuer	Listed on	Issuance date	Maturity date	Interest payment period	Interest rate per annum
Series A	2,200	The Company	IDX	June 23, 2015	June 23, 2022	Quarterly	9.93%
Series B	2,100	The Company	IDX	June 23, 2015	June 23, 2025	Quarterly	10.25%
Series C	1,200	The Company	IDX	June 23, 2015	June 23, 2030	Quarterly	10.60%
Series D	1,500	The Company	IDX	June 23, 2015	June 23, 2045	Quarterly	11.00%
Total	7,000

The bonds are not secured by specific security but by all of the Company’s assets, movable or non-movable, either existing or in the future (Note 11b.xi). The underwriters of the bonds are PT. Bahana TCW Management Investment (“Bahana TCW”), PT BRI Danareksa Sekuritas, PT Mandiri Sekuritas, and PT Trimegah Sekuritas Indonesia Tbk. and the trustee is Bank Permata. The Company received the proceeds from the issuance of bonds on June 23, 2015.

The funds received from the public offering of bonds net of issuance costs, were used to finance capital expenditures which consisted of wave broadband, backbone, metro network, regional metro junction, information technology application and support, and acquisition of some domestic and international entities.

As of December 31, 2023, the rating of the bonds issued by Pefindo is idAAA (Triple A).

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

19.	LONG-TERM BANK LOANS AND OTHER BORROWINGS (continued)

b.	Bonds and Medium-term notes (“MTN”) (continued)

i.	Bonds (continued)

Based on the Indenture Trusts Agreement, the Company is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

(a)	Debt to equity ratio should not exceed 2:1.
(b)	EBITDA to interest ratio should not be less than 4:1.
(c)	Debt service coverage is at least 125%.

As of December 31, 2023, the Company has complied with the above-mentioned ratios.

ii.	Medium-term notes (“MTN”)

On September 26, 2023, Mitratel issued MTN amounting to Rp550 billion which will be used to support the provision of funds for credit refinancing.

MTN Mitratel 2023 with annual interest rate 6.20% will mature on October 26, 2024.

Bank Mandiri was appointed as trustee for the issuance of MTN Mitratel 2023. The rating of the MTN issued by Pefindo is idAAA (Triple A).

c.	Bank loans

		2023		2022
		Outstanding		Outstanding
		Foreign		Foreign
		currency	Rupiah	currency	Rupiah
Lenders	Currency	(in millions)	equivalent	(in millions)	equivalent
Related parties
BNI	Rp	-	6,182	-	5,472
Bank Mandiri	Rp	-	3,453	-	4,381
BRI	Rp	-	955	-	1,409
BSI	Rp	-	509	-	22
Sub-total			11,099		11,284
Third parties
BCA	Rp	-	10,170	-	9,757
Syndication of banks	Rp	-	2,500	-	680
	USD	10	160	17	265
Bank CIMB Niaga	Rp	-	2,110	-	2,221
	USD	4	60	4	61
DBS	Rp	-	1,500	-	1,500
Bank Permata	Rp	-	1,313	-	1,021
Bank of China	Rp	-	1,400	-	1,000
HSBC	Rp	-	625	-	750
BJB	Rp	-	500	-	-
MUFG Bank	Rp	-	500	-	500
Bank Danamon	Rp	-	273	-	455
PT Bank ANZ Indonesia ("Bank ANZ")	Rp	-	110	-	198
UOB Singapore	USD	-	-	13	205
Others (each below Rp100 billion)	Rp	-	13	-	60
	MYR	9	29	10	34
Sub-total			21,263		18,707
Total			32,362		29,991
Unamortized debt issuance cost			(102)		(118)
			32,260		29,873
Current maturities (Note 18b)			(9,282)		(7,788)
Long-term portion			22,978		22,085

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

19.	LONG-TERM BANK LOANS AND OTHER BORROWINGS (continued)

c.	Bank loans (continued)

Other significant information relating to bank loans as of December 31, 2023 is as follows:

	Borrower	Currency	Total facility (in billions)*	Current period payment (in billions)*	Principal payment schedule	Interest payment period	Interest rate per annum	Security**
BNI
2013 - 2022	The Company, GSD, TLT, Sigma, Mitratel	Rp	10,175	1,281	2018 - 2033	Monthly, Quarterly	1 month JIBOR + 2.25%; 3 months JIBOR + 0.50% - 1.85%	Trade receivables and property and equipment
2018	GSD	Rp	182	10	2021 - 2024	Quarterly	8.50%	Trade receivables
Bank Mandiri
2017 - 2023	The Company, GSD, Mitratel, PST	Rp	6,893	1,128	2019 - 2029	Quarterly	3 months JIBOR + 1.00% - 1.85%	None
BRI
2017 - 2019	The Company	Rp	2,500	455	2019 - 2026	Quarterly	3 months JIBOR + 0.75% - 1.35%	None
BSI
2018 - 2021	SSI, Telkomsel	Rp	1,055	509	2019 - 2025	Monthly	5.50% - 7.50%	None
BCA
2020 - 2023	The Company, Mitratel	Rp	4,500	-	2024 - 2030	Quarterly	6.75% - 6.80%	None
2020 - 2023	The Company, PST, GSD	Rp	9,186	1,359	2020 - 2031	Quarterly	3 months JIBOR + 1.00% - 1.50%	None
Syndication of banks
2018	Telin	USD	0	0	2020 - 2025	Semi-annually	6 months SOFR + 1.55%	None
2022	Mitratel	Rp	2,500	0	2024 - 2030	Quarterly	7.68%	None
Bank CIMB
Niaga
2019 - 2022	PINS, Mitratel	Rp	2,300	70	2021 - 2029	Quarterly	3 months JIBOR + 1.30% - 1.95%	None
2021 - 2022	Telin	USD	0	-	2024 - 2030	Semi-annually	6 months SOFR + 1.82%	None
DBS
2021	Mitratel	Rp	3,500	-	2023 - 2028	Quarterly	3 months JIBOR + 1.20%	None
Bank Permata
2020 - 2022	Mitratel	Rp	2,000	208	2021 - 2029	Quarterly	3 months JIBOR + 1.30%	None

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

19.	LONG-TERM BANK LOANS AND OTHER BORROWINGS (continued)

c.	Bank loans (continued)

Other significant information relating to bank loans as of December 31, 2023 is as follows (continued):

	Borrower	Currency	Total facility (in billions)*	Current period payment (in billions)*	Principal payment schedule	Interest payment period	Interest rate per annum	Security**
Bank of China
2019	Telkomsel	Rp	1,400	2,000	2021 - 2025	Monthly	4.90%	None
HSBC
2021	Mitratel	Rp	750	125	2023 - 2028	Quarterly	3 months JIBOR + 1.85%	None
BJB
2023	Telkomsel	Rp	1,000	2,000	2023 - 2025	Monthly	5.85%	None
MUFG Bank
2021	Mitratel	Rp	500	-	2022 - 2028	Quarterly	3 months JIBOR + 1.15%	None
Bank Danamon
2022	Mitratel	Rp	636	181	2022 - 2025	Quarterly	3 months JIBOR + 1.50%	None
ANZ
2015	GSD, PINS	Rp	440	88	2020 - 2025	Quarterly	3 months JIBOR + 1.40% - 2.00%	None

*  In original currency

** Refer to Note 5 and Note 11 for details of trade receivables and property and equipment pledged as collateral.

As stated in the agreements, the Group is required to comply with all covenants or restrictions such as dividend distribution, obtaining new loans, and maintaining financial ratios. As of December 31, 2023, the Group has complied with all covenants regarding these financial ratios, except for Sigma and GSD which its debt service coverage ratio is still lower than required. As of December 31, 2023, the Group obtained waiver from lenders for the non-fulfillment financial ratios in Sigma and GSD. The waivers from BNI, Bank Mandiri, and BCA were received on December 11, 2023, December 13, 2023, and December 22, 2023.

The credit facilities were obtained by the Group for working capital purposes and investment purposes.

As of December 31, 2023, the Group had available Rp28,995 billion and USD96 million of undrawn committed borrowing facilities.

d.	Other borrowings

	Outstanding
Lenders	2023	2022
PT Sarana Multi Infrastruktur (Persero)
("Sarana Multi Infrastruktur")	362	1,315
Unamortized debt issuance cost	0	(1)
Total	362	1,314
Current maturities (Note 18b)	(362)	(952)
Long-term portion	-	362

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

19.	LONG-TERM BANK LOANS AND OTHER BORROWINGS (continued)

d.	Other borrowings (continued)

Other significant information relating to other borrowings as of December 31, 2023, is as follows:

	Borrower	Currency	Total facility (in billions)	Current period payment (in billions)	Principal payment schedule	Interest rate per annum	Security
Sarana Multi
Infrastruktur
March 29, 2019*	The Company	Rp	2,836	700	Semi-annually (2020 - 2024)	3 months JIBOR + 1.75%	None
March 29, 2019*	Telkomsat	Rp	164	24	Semi-annually (2020 - 2024)	3 months JIBOR + 1.75%	None

* Based on the latest amendment on June 15, 2020.

Under the agreement, the Company and Telkomsat are required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

(a)	Debt to equity ratio should not exceed 2:1
(b)	Net debt to EBITDA ratio should not exceed 4:1
(c)	Minimal debt service coverage at least 125%

As of December 31, 2023, the Company and Telkomsat have complied with the above-mentioned ratios.

20.NON-CONTROLLING INTERESTS

The details of non-controlling interests are as follows:

	2023	2022
Non-controlling interests in net assets of subsidiaries:
Telkomsel	11,108	10,535
Mitratel	9,106	9,038
Others	604	431
Total	20,818	20,004

	2023	2022
Non-controlling interests in profit (loss)
in current year of subsidiaries:
Telkomsel	7,104	6,419
Mitratel	566	502
Others	(22)	6
Total	7,648	6,927

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

20.	NON-CONTROLLING INTERESTS (continued)

Material partly-owned subsidiaries

The non-controlling interest which are considered material to the Company are the non-controlling interest in Telkomsel and Mitratel.

On December 31, 2023 and 2022, non-controlling interest ownership in Telkomsel is 30.10% and 35.00%, respectively. The change in ownership of non-controlling interests in Telkomsel is the result of the transfer of the Company's IndiHome business to Telkomsel and capital injection from Singtel to Telkomsel, which became effective from July 1, 2023 (Note 1e).

On December 31, 2023 and 2022, non-controlling interest ownership in Mitratel is 28.16% and 28.15%, respectively. The change in ownership of non-controlling interests in Mitratel is the result of the execution of the Management and Employee Stock Option Program (“MESOP”).

The summarized financial information of Telkomsel and Mitratel are provided below. This information is based on amounts before intercompany eliminations.

Summarized statements of financial position:

	Telkomsel		Mitratel
	2023	2022	2023	2022
Current assets	20,505	16,290	3,420	7,886
Non-current assets	92,461	84,701	53,590	48,185
Current liabilities	(40,009)	(32,241)	(11,071)	(10,200)
Non-current liabilities	(42,308)	(38,708)	(11,901)	(12,064)
Total equity	30,649	30,042	34,038	33,807
Attributable to:
Owners of the parent company	19,541	19,507	24,932	24,769
Non-controlling interests	11,108	10,535	9,106	9,038

Summarized statements of profit or loss and other comprehensive income:

	Telkomsel		Mitratel
	2023	2022	2023	2022
Revenues	102,372	89,039	8,595	7,729
Operation expenses	(72,005)	(59,574)	(4,955)	(4,576)
Other expenses - net	(2,271)	(5,343)	(1,501)	(1,193)
Profit before income tax	28,096	24,122	2,139	1,960
Income tax expense - net	(6,217)	(5,755)	(128)	(175)
Profit for the year	21,879	18,367	2,011	1,785
Other comprehensive income (loss) - net	78	145	2	(1)
Total comprehensive income
for the year	21,957	18,512	2,013	1,784

Attributable to
non-controlling interests	7,104	6,419	566	502
Dividends paid to
non-controlling interests	9,267	9,784	484	272

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

20.	NON-CONTROLLING INTERESTS (continued)

Summarized statements of cash flows:

	Telkomsel		Mitratel
	2023	2022	2023	2022
Operating	41,693	42,970	5,162	6,020
Investing	(14,302)	(8,652)	(6,504)	(10,893)
Financing	(28,601)	(30,783)	(4,118)	(7,921)
Net increase (decrease) in cash and cash equivalents	(1,210)	3,535	(5,460)	(12,794)

21.CAPITAL STOCK

	2023
Description	Number of shares	Percentage of ownership	Total paid-in capital
Series A Dwiwarna share
Government	1	0	0
Series B shares
Government	51,602,353,559	52.09	2,580
The Bank of New York Mellon Corporation*	3,973,451,980	4.02	199
Directors (Note 1b):
Ririek Adriansyah	6,016,355	0	0
Bogi Witjaksono	4,130,400	0	0
Afriwandi	4,172,900	0	0
Heri Supriadi	4,170,400	0	0
F.M. Venusiana R.	7,806,900	0	0
Herlan Wijanarko	4,172,900	0	0
Muhamad Fajrin Rasyid	4,130,400	0	0
Budi Setyawan Wijaya	4,585,400	0	0
Honesti Basyir	370,544	0	0
Commisioner (Note 1b):
Isa Rachmatarwata	1,968,000	0	0
Marcelino Rumambo Pandin	1,968,000	0	0
Ismail	1,968,000	0	0
Arya Mahendra Sinulingga	2,014,800	0	0
Rizal Mallarangeng	1,968,000	0	0
Public (individually less than 5%)	43,436,968,061	43.89	2,174
Total	99,062,216,600	100.00	4,953

	2022
Description	Number of shares	Percentage of ownership	Total paid-in capital
Series A Dwiwarna share
Government	1	0	0
Series B shares
Government	51,602,353,559	52.09	2,580
The Bank of New York Mellon Corporation*	3,889,668,580	3.93	194
Directors (Note 1b):
Ririek Adriansyah	1,156,955	0	0
Budi Setyawan Wijaya	275,000	0	0
Afriwandi	42,500	0	0
Herlan Wijanarko	42,500	0	0
Heri Supriadi	40,000	0	0
Commisioner (Note 1b):
Arya Mahendra Sinulingga	87,500	0	0
Public (individually less than 5%)	43,568,550,005	43.98	2,179
Total	99,062,216,600	100.00	4,953

* The Bank of New York Mellon Corporation serves as the Depositary of the registered ADS holders for the Company’s ADSs.

The Company issued only 1 Series A Dwiwarna share which is held by the Government and cannot be transferred to any party, and has a veto right in the General Meeting of Stockholders of the Company with respect to the election and removal of the Boards of Commissioners and Directors, issuance of new shares, and amendments of the Company’s Articles of Association.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

22.	OTHER EQUITY

	2023	2022
Difference from the acquisition of non-controlling interests
in subsidiaries	8,364	8,358
Exchange rate translation	844	910
Effect of changes in associates' equity	386	386
Unrealized gain on available-for-sale securities	8	6
Other equity components	37	37
Total	9,639	9,697

23.	REVENUES

The Group derives revenues in the following major product lines:

2023	Mobile	Consumer	Enterprise	WIB	Others	Consolidated revenue
Telephone revenues
Cellular	8,022	-	-	172	-	8,194
Fixed lines	-	332	450	117	-	899
Total telephone revenues	8,022	332	450	289	-	9,093
Interconnection revenues	293	-	-	8,774	-	9,067
Data, internet, and information
technology service revenues
Cellular data and internet	73,187	-	-	-	-	73,187
Internet, data communication, and
information technology services	268	85	8,167	2,379	-	10,899
SMS	3,345	-	35	-	-	3,380
Others	34	-	2,010	1,098	212	3,354
Total data, internet, and information
technology service revenues	76,834	85	10,212	3,477	212	90,820
Network revenues	4	-	1,212	1,266	-	2,482
IndiHome revenues	-	27,263	1,522	-	-	28,785
Other services
Call center service	-	-	1,264	-	-	1,264
Manage service and terminal	-	-	908	12	-	920
E-health	-	-	761	-	-	761
E-payment	-	-	496	-	-	496
Others	138	27	1,401	318	858	2,742
Total other services	138	27	4,830	330	858	6,183
Total revenues from
contract with customer	85,291	27,707	18,226	14,136	1,070	146,430
Revenues from lessor transactions	-	-	-	2,786	-	2,786
Total revenues	85,291	27,707	18,226	16,922	1,070	149,216
Adjustments and eliminations	-	6	11	6	(668)
Total external revenues as reported in
note operating segment	85,291	27,713	18,237	16,928	402

2022	Mobile	Consumer	Enterprise	WIB	Others	Consolidated revenue
Telephone revenues
Cellular	11,905	-	-	147	-	12,052
Fixed lines	-	757	604	175	-	1,536
Total telephone revenues	11,905	757	604	322	-	13,588
Interconnection revenues	285	-	-	8,187	-	8,472
Data, internet, and information
technology service revenues
Cellular data and internet	69,006	-	-	-	-	69,006
Internet, data communication, and
information technology services	-	308	7,750	2,228	-	10,286
SMS	4,260	-	49	-	-	4,309
Others	9	-	1,733	860	207	2,809
Total data, internet, and information
technology service revenues	73,275	308	9,532	3,088	207	86,410
Network revenues	3	-	1,438	937	-	2,378
IndiHome revenues	-	25,232	2,788	-	-	28,020
Other services
Call center service	-	-	1,139	25	-	1,164
Manage service and terminal	-	-	1,156	1	-	1,157
E-health	-	-	729	-	-	729
E-payment	20	-	454	-	-	474
Others	5	52	1,309	280	664	2,310
Total other services	25	52	4,787	306	664	5,834
Total revenues from
contract with customer	85,493	26,349	19,149	12,840	871	144,702
Revenues from lessor transactions	-	-	-	2,604	-	2,604
Total revenues	85,493	26,349	19,149	15,444	871	147,306
Adjustments and eliminations	-	5	12	(2)	(632)
Total external revenues as reported in
note operating segment	85,493	26,354	19,161	15,442	239

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

23.	REVENUES (continued)

Management expects that most of the transaction price allocated to the unsatisfied contracts as of December 31, 2023 will be recognized as revenue during the next reporting periods. Unsatisfied performance obligations as of December 31, 2023, which management expect to be realised within one year is Rp9,421 billion, and more than one year is Rp5,441 billion.

The Group entered into non-cancellable lease agreements as a lessor. The lease agreements cover leased lines, telecommunication equipment, and land and building. These leases have terms of between 1 to 10 years. All leases include a clause to enable an upward revision of the rental charge on an annual basis according to the prevailing market conditions. These lessees are also required to provide a residual value guaranted on the properties.

Refer to Note 32 for details of related parties transactions.

24.	PERSONNEL EXPENSES

The breakdown of personnel expenses is as follows:

	2023	2022
Salaries and related benefits	9,674	9,360
Vacation pay, incentives, and other benefits	4,159	3,835
Pension and other post-employment
benefits (Note 30)	1,764	1,585
LSA expense (Note 31)	289	92
Others	41	35
Total	15,927	14,907

Refer to Note 32 for details of related parties transactions.

25.	OPERATION, MAINTENANCE, AND TELECOMMUNICATION SERVICE EXPENSES

The breakdown of operation, maintenance, and telecommunication service expenses is as follows:

	2023	2022
Operation and maintenance	23,057	22,746
Radio frequency usage charges (Note 35c.i)	7,412	6,510
Leased lines and Customer Premise Equipment ("CPE")	3,462	3,530
Concession fees and USO charges (Note 15)	2,836	2,601
Electricity, gas, and water	877	904
Cost of SIM cards, vouchers, and
sales of peripherals (Note 7)	797	747
Project management	489	400
Vehicles rental and supporting facilities	308	343
Insurance	269	230
Others (each below Rp100 billion)	211	173
Total	39,718	38,184

Refer to Note 32 for details of related parties transactions.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

26.GENERAL AND ADMINISTRATIVE EXPENSES

The breakdown of general and administrative expenses is as follows:

	2023	2022
General expenses	2,446	2,259
Professional fees	996	1,097
Allowance for expected credit losses
trade receivables (Note 5)	513	567
Training, education, and recruitment	461	371
Traveling	443	421
Meeting	334	312
Social contribution	232	218
Collection expenses	195	173
Others (each below Rp100 billion)	479	436
Total	6,099	5,854

Refer to Note 32 for details of related parties transactions.

27.TAXATION

a.Prepaid taxes

	2023	2022
The Company:
Income Tax
Article 22 - Withholding tax on goods delivery
and imports	0	1
Article 23 - Withholding tax on service delivery	238	97
Subsidiaries:
Income Tax
Corporate Income Tax	-	3
Article 4(2) - Final tax	1	24
Article 23 - Withholding tax on service delivery	4	16
VAT	1,669	1,323
Total prepaid taxes	1,912	1,464
Current portion	(1,912)	(1,464)
Non-current portion (Note 13)	-	-

b.Claims for tax refund

	2023	2022
The Company
Corporate Income Tax	271	19
Article 21 - Individual income tax	2	3
VAT	164	155
Subsidiaries
Income Tax
Corporate income tax	699	578
Article 23 - Withholding tax on services delivery	10	8
VAT	476	238
Total claims for tax refund	1,622	1,001
Current portion	(16)	(380)
Non-current portion (Note 13)	1,606	621

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

27.TAXATION (continued)

c.	Taxes payable

	2023	2022
The Company:
Income taxes
Article 4(2) - Final tax	33	50
Article 21 - Individual income tax	102	79
Article 22 - Withholding tax on goods delivery
and imports	2	7
Article 23 - Withholding tax on services	24	48
Article 25 - Installment of corporate income tax	122	190
Article 26 - Withholding tax on non-resident
income	0	5
Article 29 - Corporate income tax	-	575
VAT	170	244
VAT - Tax collector	163	286
	616	1,484
Subsidiaries:
Income taxes
Article 4(2) - Final tax	317	287
Article 21 - Individual income tax	182	206
Article 22 - Withholding tax on goods delivery
and imports	9	5
Article 23 - Withholding tax on services	152	68
Article 25 - Installment of corporate income tax	539	260
Article 26 - Withholding tax on non-resident
income	10	262
Article 29 - Corporate income tax	1,672	1,782
VAT	399	493
VAT - Tax collector	629	525
	3,909	3,888
Total taxes payable	4,525	5,372

d. The components of consolidated income tax expense (benefit) are as follows:

	2023	2022
Current
The Company	1,271	2,134
Subsidiaries	7,525	7,125
	8,796	9,259
Deferred
The Company	503	(103)
Subsidiaries	(713)	(497)
	(210)	(600)
Net income tax expense	8,586	8,659

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

27.	TAXATION (continued)

d. The components of consolidated income tax expense (benefit) are as follows (continued):

The reconciliation between the profit before income tax and the estimated taxable income of the Company for the years ended December 31, 2023 and 2022 are as follows:

	2023	2022
Profit before income tax consolidation	40,794	36,339
Add back consolidation eliminations	24,647	28,617
Consolidated profit before income tax and eliminations	65,441	64,956
Less: profit before income tax of the subsidiaries	(38,965)	(38,892)
Profit before income tax attributable to the Company
before deduction of income subject to final tax	26,476	26,064
Less: income subject to final tax	(642)	(414)
Profit before income tax attributable to the Company
after deduction of income subject to final tax	25,834	25,650
Temporary differences:
Allowance for expected credit losses	(284)	(54)
Deferred installation fee	2	104
Leases	8	7
Provision for employee benefits	36	(507)
Land rights, intangible assets, and other	30	7
Net periodic pension and other post-employment
benefits costs	(1,032)	(131)
Difference between book value of accounting
and tax property equipment	(2,006)	209
Accrued expenses and provision for inventory
obsolescence	28	68
Contract cost	63	125
Net temporary differences	(3,155)	(172)
Permanent differences:
Net periodic post-retirement health care benefit costs	204	212
Donations	231	239
Employee benefits	33	169
Expense related to income subject to final tax	217	168
Equity in net income of associates and subsidiaries	(17,062)	(15,304)
Other (income) expense from tax assesment result	1	4
Others	37	73
Net permanent differences	(16,339)	(14,439)
Taxable income of the Company	6,340	11,039
Current corporate income tax expense	1,204	2,098
Final income tax expense	67	36
Total current income tax expense of the Company	1,271	2,134
Current income tax expense of the subsidiaries	7,525	7,125
Total current income tax expense	8,796	9,259

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

27.TAXATION (continued)

d.The components of income tax expense (benefit) are as follows (continued):

The reconciliation between the income tax expense calculated by applying the applicable tax rate of 19% to the profit before income tax less income subject to final tax, and the net income tax expense as shown in the consolidated statements of profit or loss and other comprehensive income is as follows:

	2023	2022
Profit before income tax consolidation	40,794	36,339
Less consolidated income subject to final tax - net	(11,015)	(5,812)
	29,779	30,527

Income tax expense calculated at the Company’s
applicable statutory tax rate	5,658	5,800
Difference in applicable statutory tax rate for
subsidiaries	623	694
Non-deductible expenses	2,016	1,992
Final income tax expense	64	36
Deferred tax adjusment	(203)	(508)
Unrecognized deferred tax	180	(61)
Others	248	706
Net income tax expense	8,586	8,659

In Law no. 7 of 1983 concerning Income Tax as amended several times, most recently by Law no. 6 of 2023 concerning Stipulation of Government Regulations in Lieu of Law no. 2 of 2022 concerning Job Creation becomes Law, Article 17 paragraph (1) letter b which stipulates that the tax rate applied to Taxable Income for domestic corporate taxpayers and permanent establishments is 22%, which comes into force in the 2022 tax year, and in article 17 paragraph (2b) stipulates that for corporate taxpayers in the form of a limited liability company with a total number of paid-up shares is traded on a stock exchange in Indonesia of at least 40% and meeting certain requirements can receive 3% tax rate lower than the expected rate.

The Company has applied the tax rate of 19% for the years ended December 31, 2023 and 2022. The subsidiaries applied the tax rate of 22% for the years ended December 31, 2023 and 2022.

The Company has submitted its Annual Corporate Income Tax Return for the 2022 fiscal year on April 28, 2023 to the Tax Authority in accordance with the applicable tax regulations.

e.Tax assessment

(i)	The Company

Income tax fiscal year 2015

On April 25, 2017, the Tax Authorities issued Tax Overpayment Assessment Letter (“SKPLB”) for corporate income tax amounting to Rp147 billion. The Company accepted tax audit decision amounting to Rp17 billion for corporate income tax, to transfer deductible temporary differences related to provision for incentives to fixed wireless (Flexi) subscribers’ migration amounting to Rp42 billion from Annual Tax Return of corporate income tax fiscal year 2015 to Annual Tax Return of corporate income tax fiscal year 2016. The accepted portion was charged to the 2017 consolidated statements of profit or loss and other comprehensive income. On July 24, 2017, the Company filed Objection Letter to the Tax Authorities for corporate income tax amounting to Rp210.5 billion.

On July 18, 2018, the Tax Authorities issued Decision Letter on Company’s objections for SKPLB of corporate income tax, wherein the Tax Authorities has granted the several Company’s objection and additional amount of overpayment which should be received amounting to Rp76 billion. On October 10, 2018, the Company filed an appeal.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

27.TAXATION (continued)

e.Tax assessments (continued)

(i)	The Company (continued)

Income tax fiscal year 2015 (continued)

On July 8, 2020, the Company received appeal decision from the Tax Court regarding corporate income tax dispute for fiscal year 2015. The Tax Court partially approved the appeal filed by the Company. On September 9, 2020, the Company received tax refund of additional overpayment of corporate income tax amounting to Rp90.9 billion.

On October 26, 2020, the Company received notification letter from Tax Court that Tax Authorities filed a judicial review of corporate income tax dispute for fiscal year 2015. On December 2, 2020, the Company filed a contra memorandum for judicial review as response of Tax Authorities judicial review.

The entire file of the Judicial Review Memorandum submitted by the Judicial Review Applicant (DGT) and the Judicial Review Counter Memorandum file sent by the Respondent (Telkom) have been forwarded by the Secretariat of the Tax Court to the Supreme Court on December 13, 2022, with a letter of introduction number PKMA-1594/XII/ PAN.Wk/2022.

On May 25, 2023, the Supreme Court issued Decision number 1365/B/PK/Pjk/2023 which rejected the DGT's request for review. Thus, all tax obligations for 2015 have permanent legal force through the Issuance of the Supreme Court Decision and have passed the tax determination expiration period as stipulated in the tax law.

Income Tax and VAT fiscal year 2019

On May 12, 2022, the Company received a notice of field audit for overpayment of domestic VAT for period January to December 2019. On November 30, 2022, the Company received SKPKB and STP WAPU VAT for the period January to December 2019 amounting to Rp6.3 billion (including a fine of Rp3.1 billion) and domestic VAT SKPLB for January to December 2019 amounting to Rp 60.8 billion. The Company agrees to accept the auditor's tax correction and has charged fines and audit corrections to the 2022 income statement. Thus, for the 2019 VAT tax type, the Company has received a decision that is final and has permanent legal force.

On April 12, 2023, the Company received a Field Audit Notification Letter to test compliance with tax obligations on Corporate Income Tax and Income Tax Withholding/collection for the 2019 Fiscal Year. As of the issuance date of these financial statements, the tax audit process is still ongoing.

Income Tax and VAT fiscal year 2020

On September 1, 2022, the Company received a notice of field audit for overpayment of domestic VAT for period May 2020. On March 10, 2023, the Company received SKPKB and STP VAT for May 2020 WAPU in the amount of Rp0.6 billion (including a fine of Rp0.3 billion), SKPN and STP VAT JKP from Outside the Customs Area in the amount of Rp0.1 billion, and SKPLB VAT In Country Period May 2020 valued at Rp0.3 billion. The Company agreed to accept the auditor's tax correction and has charged fines and correctional sanctions to the 2023 income statement.

On March 13, 2023, the Company received a Field Audit Notification Letter for Overpayment of VAT Tax Return for January to April, July, September and November to December 2020. On April 6, 2023, the Company received a Field Audit Notification Letter regarding the overpayment of VAT Tax Return for June, August and October 2020. On June 20, 2023, the Company received Audit Notification Letter to test compliance with tax obligations regarding Corporate Income Tax, VAT and Income Tax Withholding/Collection for the 2020 Fiscal Year.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

27.TAXATION (continued)

e.Tax assessments (continued)

(i)	The Company (continued)

Income Tax and VAT fiscal year 2020 (continued)

As of the issuance date of these financial statements, the Company has received Tax Assessment Letters and Tax Collection Letters (STP) for the period of January, February, April and July 2020, consisting of Domestic VAT SKPLB amounting to Rp39.7 billion, VAT SKPKB and STP JKP from outside the Customs Area amounting to Rp0.6 billion and SKPKB and STP VAT WAPU amounting to Rp0.6 billion. Meanwhile, the audit process for Corporate Income Tax and Withholding/Collection Tax is still ongoing.

Income tax and VAT fiscal year 2021

On June 20, 2023, the Company received an Audit Notification Letter for Corporate Income Tax, VAT and Withholding Income Tax for the 2021 Fiscal Year. As of the issuance date of these financial statements, the audit process for all types of taxes is still ongoing.

(ii)Telkomsel

Income tax and VAT fiscal year 2014

In May 2019, Telkomsel received tax underpayment assessment letters for the 2014 CIT, VAT and WHT in total amount of Rp151 billion (including penalty of Rp55 billion). Telkomsel partially accepted the portion of Rp16 billion and charged it as expense in 2019 consolidated statement of profit or loss. Telkomsel also paid a portion of Rp99 billion out of the remaining underpayment and recorded it as claim for tax refund. In August 2019, Telkomsel filed an objection to the Tax Authorities for full amount of Rp134 billion.

In July 2020, Telkomsel received an objection decision letter which accepted Telkomsel’s objection of Rp27 billion and rejected the remaining Rp107 billion. Telkomsel received the tax refund of Rp27 billion in August 2020.

In September 2020, Telkomsel filed an appeal to the Tax Court for the 2014 CIT, WHT and VAT assessments amounting to Rp107 billion.

In April 2022, Telkomsel received the Tax Court’s Verdict for the 2014 underpayment of WHT and VAT, which partially accepted Telkomsel’s appeal amounting to Rp66 billion. Telkomsel received the refund in April, May and June 2022, and charged the rejected portion of Rp4 billion in the 2022 consolidated statement of profit or loss.

In August 2022, Telkomsel received notifications that the Tax Authorities had filed a judicial review to the Supreme Court (“SC”) for the 2014 VAT amounting to Rp8 billion. Telkomsel had since submitted its contra memorandums for the Judicial Review in September 2022.

In February and March 2023, the SC fully rejected the judicial review claimed by the Tax Authorities on tax periods of 2014 VAT amounting to Rp8 billion. Thus, these cases have been legally enforced (in-kracht) and no additional tax payables for fiscal year 2014.

As at the authorization date of these consolidated financial statements, the result of appeal for CIT have not yet been received.

Income tax and VAT fiscal year 2015

In August 2019, Telkomsel received the tax underpayment assessment letters for the 2015 CIT, VAT and WHT in total amount of Rp385 billion (including penalty of Rp129 billion). Telkomsel accepted the portion of Rp35 billion, which was paid and charged as expense in the 2019 consolidated statement of profit or loss. Telkomsel also paid the remaining amount of underpayment and recorded it as claim for tax refund. In September 2019, Telkomsel filed an objection to the Tax Authorities for Rp350 billion.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

27.	TAXATION (continued)

e.Tax assessments (continued)

(ii)Telkomsel (continued)

Income tax and VAT fiscal year 2015 (continued)

In July 2020, Telkomsel received an objection decision letter from Tax Authorities that rejected all Company’s objection.

In September 2020, Telkomsel filed an appeal to the Tax Court for the 2015 CIT, WHT and VAT assessments amounting to Rp350 billion.

In April and May 2022, Telkomsel received the Tax Court’s Verdict for the 2015 underpayment of WHT and VAT which partially accepted the Telkomsel’s appeal amounting to Rp53 billion. Telkomsel received the refund in April and May 2022, and charged the rejected portion of Rp3 billion in the 2022 consolidated statement of profit or loss.

In August 2022, Telkomsel received notifications that the Tax Authorities had filed a judicial review to the SC for the 2015 VAT amounting to Rp24 billion. Telkomsel had since submitted its contra memorandums for the Judicial Review in August 2022.

During February to May 2023, Telkomsel received decision letters from SC, which fully rejected the Judicial Review claimed by the Tax Authorities for the tax periods of 2015 fiscal year VAT amounting to Rp24 billion. Telkomsel has received all final decisions, which are legally enforced (in-kracht) and thus, there are no additional tax payables for 2015 fiscal year VAT.

As at the authorization date of these consolidated financial statements, the results of appeal for CIT has not yet been received.

Income tax and VAT fiscal year 2018

In September 2022, Telkomsel received tax underpayment assessment letters for the 2018 CIT, VAT and WHT amounting to Rp160 billion (including penalty of Rp49 billion) in total. At the same time, Telkomsel also received tax assessment letters for 2018 VAT confirming tax overpayments in the amount of Rp40 billion.

On October 14, 2022, Telkomsel paid and accepted a portion of the CIT tax assessment of Rp0.16 billion, and charged it as expense in the 2022 consolidated statement of profit or loss. Telkomsel also paid the remaining amount of tax assessment for CIT and VAT amounting to Rp57 billion, after netting-off with overpayment of Rp40 billion. Telkomsel recorded it as claim for tax refund in the consolidated statement of financial position.

On December 13, 2022, Telkomsel filed an objection to the Tax Authorities amounting to Rp120 billion for CIT, VAT and WHT.

In October 2023, Telkomsel received objection decision letters from Tax Authorities, which partially accepted Telkomsel’s objection for WHT and VAT as well as rejected the entire Telkomsel’s objection for CIT.

Telkomsel has fully received tax refunds amounting to Rp22 billion for WHT and VAT in October 2023 and charged the rejected portion of WHT and VAT amounting to Rp0.2 billion in total as expense in 2023 consolidated statement of profit or loss. Telkomsel has submitted an appeal for entire portion of CIT in January 2024.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

27.	TAXATION (continued)

f.Deferred tax assets and liabilities

The details of the Group's deferred tax assets and liabilities are as follows:

	Deferred tax asset and liabilities		(Charged) credited to
	in financial position		profit or loss
	2023	2022	2023	2022
The Company
Allowance for expected credit losses	831	885	(54)	(10)
Net periodic pension and other
post-employment benefit costs	822	981	(196)	(25)
Difference between accounting and tax
bases of property and equipment	430	806	(285)	175
Provision for employee benefits	299	292	7	(96)
Deferred installation fee	21	203	1	20
Land rights, intangible assets and others	29	23	6	1
Accrued expenses and provision for
inventory obsolescence	86	85	5	13
Leases	-	(1)	1	1
Contract cost	14	(49)	12	24
Total deferred tax assets - net	2,532	3,225	(503)	103
Telkomsel
Provision for employee benefits	1,385	1,220	168	33
Allowance for expected credit losses	205	144	61	(35)
Leases	554	468	86	(207)
Contract liabilities	400	-	217	-
Fair value measurement of financial
instruments	-	(7)	7	542
Difference between accounting and tax bases of
property and equipment	(1,228)	(1,445)	122	178
License amortization	(171)	(146)	(25)	6
Contract cost	(46)	-	5	-
Other financial instruments	(165)	(119)	(45)	(27)
Deferred tax assets (liabilities) of Telkomsel - net	934	115	596	490
Deferred tax assets of the other subsidiaries - net	704	777	(70)	164
Deferred tax liabilities of the other subsidiaries - net	(841)	(1,023)	187	(157)
Deferred tax expense (income)			210	600
Total deferred tax assets - net	4,170	4,117
Total deferred tax liabilities - net	(841)	(1,023)

As of December 31, 2023 and 2022 the aggregate amounts of temporary differences associated with investments in subsidiaries and associated companies, for which deferred tax liabilities are not recognized were Rp79,794 billion and Rp23,915 billion, respectively.

Realization of the deferred tax assets is dependent upon the Group’s capability in generating future profitable operations. Although realization is not assured, the Group believes that it is probable that these deferred tax assets will be realized through reduction of future taxable income when temporary differences reverse. The amount of deferred tax assets is considered realizable, however it can be reduced if actual future taxable income is lower than estimate.

g.	Administration

In October 2021, the Government also issued Law No.7/2021 on the Harmonization of Tax Regulations, which, among other things, regulates the rates of income tax and VAT. Starting January 1, 2022, the Group applies the income tax rate on employee taxable income in accordance with paragraph (1) letter a of Article 17 Chapter III, and starting April 1, 2022 the VAT rate changes to 11%. The Company ensures the readiness of the surrounding billing system, administrative and legal aspects of transactions, and builds intensive coordination between units, concerned to prepare for the implementation of these rules.

In February 2022, the Government issued Government Regulation No. 9/2022 concerning the Second Amendment to Government Regulation No. 51/2008 concerning Income Tax on Income from Construction Services Business. The Company ensures administrative and legal aspects of transactions and builds solid coordination between related units to prepare for the application of the income tax rate rule for construction service businesses as stipulated in article 3 paragraph (1) of the regulation.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

27.	TAXATION (continued)

g.	Administration (continued)

In June 2023, the Government issued Minister of Finance Regulation No. 66/PMK.03/2023 concerning Income Tax Treatment of Reimbursement or Compensation in Relation to Work or Services Received or Obtained in Kind and/or Enjoyment. The Company ensures administrative and legal aspects of transactions, and builds intensive coordination between related units to implement these rules.

In December 2023, the Government issued Government Regulation No. 58 of 2023 concerning Income Tax Withholding Rates Article 21 on Income in Connection with Work, Services or Activities of Individual Taxpayers as well as Regulation of the Minister of Finance No. 168 of 2023 concerning Guidelines for Implementing Tax Deductions on Income in Connection with Work, Services or Individual Activities which will come into effect from January 1, 2024. With this provision, there is a change in the mechanism for calculating Income Tax Article 21 for Employees which previously used progressive rates in accordance with Article 17 of the Law -The Income Tax Law uses the average effective rate (TER) for Article 21 Income Tax deductions as regulated in the government regulation. The Company ensures that there is intensive coordination between related units to implement these regulations.

28.	BASIC EARNINGS PER SHARE

Basic earnings per share is computed by dividing profit for the year attributable to owners of the parent company amounting to Rp24,560 billion and Rp20,753 billion by the weighted average number of shares outstanding during the period totaling 99,062,216,600 shares for the year ended December 31, 2023 and 2022, respectively. The weighted average number of shares takes into account the weighted average effect of changes in treasury stock transaction during the period.

Basic earnings per share amounting to Rp247.92 and Rp209.49 (in full amount) for the year ended December 31, 2023 and 2022, respectively. The Company does not have potentially dilutive financial investments for the year ended December 31, 2023 and 2022.

29.	CASH DIVIDENDS AND GENERAL RESERVE

Pursuant to the AGM of Stockholders of the Company stated in Notarial Deed No. 29 dated May 27, 2022 of Ashoya Ratam, S.H., M.Kn., the Company’s stockholders approved the distribution of cash dividend for 2021 amounting to Rp14,856 billion (Rp149.97 per share). The Company paid cash dividend on June 30, 2022.

Pursuant to the AGM of Stockholders of the Company stated in Notarial Deed No. 73 dated  May 30, 2023 of Ashoya Ratam, S.H., M.Kn., the Company’s stockholders approved the distribution of cash dividend for 2022 amounting to Rp16,603 billion (Rp167.59 per share). The Company paid cash dividend on July 5, 2023.

Under the Limited Liability Company Law, the Company is required to establish a statutory reserve amounting to at least 20% of its issued and paid-up capital.

The balance of the appropriated retained earnings of the Company as of December 31, 2023 and 2022 is Rp15,337 billion, respectively.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS

The details of pension and other post-employment benefit liabilities are as follows:

	Notes	2023	2022
Pension benefit and other post-employment
benefit obligations
Pension benefit
The Company - funded	30a.i.a
Defined pension benefit obligation	30a.i.a.i	3,666	4,234
Additional pension benefit obligation	30a.i.a.ii	44	44
The Company - unfunded	30a.i.b	258	522
Telkomsel	30a.ii	4,726	4,275
Projected pension benefit obligations		8,694	9,075
Net periodic post-employment health care
benefit	30b	1,470	-
Other post-employment benefit	30c	244	268
Long service employee benefit	30d	1	1
Obligation under the Labor Law	30e	1,005	928
Total		11,414	10,272

The details of net pension benefit expense recognized in the consolidated statements of profit or loss and other comprehensive income is as follows:

	Notes	2023	2022
Pension benefit cost
The Company - funded	30a.i.a
Defined pension benefit obligation	30a.i.a.i	629	577
Additional pension benefit obligation	30a.i.a.ii	3	37
The Company - unfunded	30a.i.b	54	58
Telkomsel	30a.ii	633	596
Total periodic pension benefit cost	24	1,319	1,268
Net periodic post-employment health care
benefit cost	24,30b	205	213
Other post-employment benefit cost	24,30c	22	25
Long service employee benefit cost	24,30d	1	1
Obligation under the Labor Law	24,30e	217	78
Total		1,764	1,585

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

The amounts recognized in OCI are as follows:

	Notes	2023	2022
Defined benefit plan actuarial gain (loss)
The Company - funded	30a.i.a
Defined pension benefit obligation	30a.i.a.i	(524)	467
Additional pension benefit obligation	30a.i.a.ii	1	(7)
The Company - unfunded	30a.i.b	246	55
Telkomsel	30a.ii	91	218
Others		0	1
Post-employment health care benefit cost	30b	(1,265)	851
Other post-employment benefit	30c	(2)	14
Obligation under the Labor Law	30e	41	13
Sub-total		(1,412)	1,612
Deferred tax effect at the applicable tax rates	27f	23	(148)
Defined benefit plan acturial gain (loss) -
net of tax		(1,389)	1,464

The following table presents the changes in projected post-employment health care benefit provision, changes in post-employment health care benefit plan assets, funded status of the post-employment health care benefit plan, and net amount recognized in the Company’s consolidated statement of financial position as of December 31, 2023 and 2022:

	Funded				Post-employment
	Defined pension benefit obligation				health care benefit
	The Company		Telkomsel		The Company
					Projected
	Projected		Projected		post-employment	Post-employment
	pension	Pension	pension	Pension	health care	health care
	benefit	benefit	benefit	benefit	benefit	benefit
	obligations	plan assets	obligations	plan assets	obligation	plan assets	Total
Balance, January 1, 2023	23,136	(18,902)	5,128	(853)	12,878	(12,878)	8,509

Service costs	326	-	331	-	-	-	657
Settlement costs	(2)	2	-	-	-	-	-
Interest costs (income)	1,573	(1,295)	369	(67)	913	(898)	595
Plan administration cost	(126)	126	-	0	-	187	187
Interest expense on effect of asset ceiling	-	-	-	-	-	3	3
Additional welfare benefits	50	-	-	-	-	-	50
Cost recognized in the consolidated
statement of profit or loss	1,821	(1,167)	700	(67)	913	(708)	1,492

Actuarial (gain) loss on:
Experience adjustments	91	-	(76)	-	(907)	-	(892)
Changes in demographic assumptions	-	-	-	-	-	-	-
Changes in financial assumptions	906	-	(40)	-	2,349	-	3,215
Return on plan assets
(excluding amount included in
net interest expense)	-	(473)	-	25	-	(89)	(537)
Changes in asset ceiling	-	-	-	-	-	(88)	(88)
Cost recognized in OCI	997	(473)	(116)	25	1,442	(177)	1,698

Employer’s contributions	-	(1,635)	-	(4)	-	-	(1,639)
Pension plan participants’ contributions	17	(17)	-	-	-	-	-
Benefits paid from plan assets	(1,972)	1,972	(149)	-	(586)	586	(149)
Benefits paid by employer	(50)	-	-	-	-	-	(50)
Benefit obligation from transferred employees	-	-	233	(171)	-	-	62
FMC's transfer program	(231)	170	-	-	(23)	23	(61)
Balance, December 31, 2023	23,718	(20,052)	5,796	(1,070)	14,624	(13,154)	9,862
Projected pension benefit
obligation at end of year	3,666		4,726		1,470		9,862

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

The following table presents the changes in projected post-employment health care benefit provision, changes in post-employment health care benefit plan assets, funded status of the post-employment health care benefit plan, and net amount recognized in the Company’s consolidated statement of financial position as of December 31, 2023 and 2022 (continued):

	Funded				Post-employment
	Defined pension benefit obligation				health care benefit
	The Company		Telkomsel		The Company
					Projected
	Projected		Projected		post-employment	Post-employment
	pension	Pension	pension	Pension	health care	health care
	benefit	benefit	benefit	benefit	benefit	benefit
	obligations	plan assets	obligations	plan assets	obligation	plan assets	Total
Balance, January 1, 2022	23,838	(18,947)	5,020	(832)	13,416	(12,778)	9,717
Service costs	178	-	326	-	-	-	504
Interest costs (income)	1,635	(1,347)	328	(58)	982	(933)	607
Plan administration cost	-	63	-	-	-	164	227
Additional welfare benefits	65	-	-	-	-	-	65
Cost recognized in the consolidated
statement of profit or loss	1,878	(1,284)	654	(58)	982	(769)	1,403

Actuarial (gain) loss on:
Experience adjustments	(737)	-	(1)	-	(730)	-	(1,468)
Changes in demographic assumptions	-	-	(1)	-	-	-	(1)
Changes in financial assumptions	(30)	-	(67)	-	(136)	-	(233)
Return on plan assets
(excluding amount included in
net interest expense)	-	300	(186)	37	-	(69)	82
Changes in asset ceiling	-	-	-	-	-	84	84
Cost recognized in OCI	(767)	300	(255)	37	(866)	15	(1,536)

Employer’s contributions	-	(719)	-	-	-	-	(719)
Pension plan participants’ contributions	19	(19)	-	-	-	-	-
Benefits paid from plan assets	(1,767)	1,767	(291)	-	-	-	(291)
Benefits paid by employer	(65)	-	-	-	(654)	654	(65)
Balance, December 31, 2022	23,136	(18,902)	5,128	(853)	12,878	(12,878)	8,509
Projected pension benefit
obligation at end of year	4,234		4,275		-		8,509

The following table presents the changes in projected post-employment health care benefit provision, changes in post-employment health care benefit plan assets, funded status of the post-employment health care benefit plan, and net amount recognized in the Company’s consolidated statement of financial position as of December 31, 2023 and 2022:

					The Company
	The Company				and its subsidiaries
			Other
		Additional	post-employment	Long service	Obligations
		pension benefit	benefit	employee	under
	Unfunded	obligations	obligations	benefit	the Labor Law	Total
Balance, January 1, 2023	522	44	268	1	928	1,763
Service costs	22	-	7	1	152	182
Interest costs	32	3	15	-	65	115
Cost recognized in the consolidated
statement of profit or loss	54	3	22	1	217	297

Actuarial (gain) loss recognized in OCI	(246)	(1)	2	-	(41)	(286)
Benefits paid by employer	(53)	(2)	(38)	(1)	(102)	(196)
FMC's transfer program	(19)	0	(10)	-	3	(26)
Balance, December 31, 2023	258	44	244	1	1,005	1,552

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

The following table presents the changes in projected post-employment health care benefit provision, changes in post-employment health care benefit plan assets, funded status of the post-employment health care benefit plan, and net amount recognized in the Company’s consolidated statement of financial position as of December 31, 2023 and 2022 (continued):

					The Company
	The Company				and its subsidiaries
			Other
		Additional	post-employment	Long service	Obligations
		pension benefit	benefit	employee	under
	Unfunded	obligations	obligations	benefit	the Labor Law	Total
Balance, January 1, 2022	613	-	300	4	926	1,843

Service costs	24	37	8	1	78	148
Interest costs	34	-	17	-	-	51
Cost recognized in the consolidated
statement of profit or loss	58	37	25	1	78	199

Actuarial gain recognized in OCI	(55)	7	(14)	-	(13)	(75)
Benefits paid by employer	(94)	-	(43)	(4)	(63)	(204)
Balance, December 31, 2022	522	44	268	1	928	1,763

a.	Pension benefit costs

i.	The Company

(a)	Funded pension plan

(i)	Defined pension benefit obligation

The Company sponsors a defined benefit pension plan for employees with permanent status prior to July 1, 2002. The plan is governed by the pension laws in Indonesia and managed by Telkom Pension Fund (“Dana Pensiun Telkom” or “Dapen”). Pension Fund Management in accordance with the Pension Fund and Investment Directives Regulations determined by the Founder is carried out by the Board of Management. The Board of Management is monitored by the Oversight Board consisting of representatives of the Company and participants.

The pension benefits are paid based on the participating employees’ latest basic salary at retirement and the number of years of their service. The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the pension fund. The Company made contributions to the pension fund amounted to Rp1,635 billion and Rp719 billion, for the years ended December 31, 2023 and 2022, respectively.

Risks exposed to defined benefit programs are risks such as asset volatility and changes in bond yields. The project liabilities are calculated using a discount rate that refers to the level of government bond yields, if the return on program assets is lower, it will result in a program deficit. A decrease in the yield of government bonds will increase the program liabilities, although this will be offset in part by an increase in the value of the program bonds held. The Company ensures that the investment position is set within the framework of asset-liability matching ("ALM") that has been formed to achieve long-term results that are in line with the liabilities in the defined benefit pension plan. Within the ALM framework, the Company's objective is to adjust its pension assets and liabilities by investing in a well diversified portfolio to produce an optimal rate of return, taking into account the level of risk. Investment in the program has been well diversified, so that one investment's poor performance will not have a material impact on all asset groups.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.	Pension benefit costs (continued)

i.	The Company (continued)

(a)	Funded pension plan (continued)

(i)	Defined pension benefit obligation (continued)

As of December 31, 2023 and 2022, plan assets consist of:

	2023		2022
	Quoted in		Quoted in
	active market	Unquoted	active market	Unquoted
Cash and cash equivalents	559	-	1,320	-
Equity instruments:
Financials	1,799	-	1,638	-
Consumer non-cyclicals	98	-	505	-
Basic material	276	-	271	-
Infrastructures	741	-	639	-
Energy	161	-	141	-
Technology	41	-	89	-
Industrials	267	-	315	-
Consumer cyclicals	516	-	115	-
Properties and real estate	112	-	98	-
Healthcare	209	-	208	-
Transportation and logistic	7	-	8	-
Equity-based mutual fund	376	-	410	-
Fixed income instruments:
Corporate bonds	-	2,447	-	3,117
Government bonds	10,257	-	7,884	-
Fixed income mutual funds	-	100	-	122
Midterm notes	-	99	-	100
Asset-backed securities	-	13	-	30
Sukuk	-	1,054	-	1,090
Non-public equity:
Direct placement	-	371	-	368
Property	-	186	-	187
Others	-	363	-	247
Total	15,419	4,633	13,641	5,261

Pension plan assets include Series B shares issued by the Company with fair values totalling to Rp457 billion and Rp336 billion, representing 2.28% and 1.78% of total plan assets as of December 31, 2023 and 2022, respectively, and bonds issued by the Company with fair value totalling to Rp345 billion and Rp348 billion representing 1.72% and 1.84% of total plan assets as of December 31, 2023 and 2022, respectively.

The expected return is determined based on market expectation for returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp1,768 billion and Rp984 billion for the years ended December 31, 2023 and 2022, respectively. Based on the Company’s policy issued on January 14, 2014 regarding Dapen’s Funding Policy, the Company will not contribute to Dapen when Dapen’s Funding Sufficiency Ratio (“FSR”) is above 105%. Based on Dapen’s financial statement as of December 31, 2023, Dapen’s FSR is below 105%. Therefore, the Company will contribute to the defined benefit pension plan.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.	Pension benefit costs (continued)

i.	The Company (continued)

(a)	Funded pension plan (continued)

(i)	Defined pension benefit obligation (continued)

Based on the Company Regulations issued on September 30, 2022, regarding the Pension Fund Regulations from the Telkom Pension Fund, the Company stipulates that retirees who quit other than because of Disciplinary Punishment, Early Retirement, and at their own request and receive Pension Benefits of less than Rp1 million per month are given increase in monthly Pension Benefits to Rp1 million. In 2023 and 2022, the Company provided employee welfare benefit to pensioners and pension beneficiaries who entered their retirement period before June 30, 2002 amounting to Rp50 billion and Rp65 billion,respectively.

The actuarial valuation for the defined benefit pension plan was performed based on the measurement date as of December 31, 2023 and 2022, with reports dated March 1, 2024 and March 18, 2023, respectively, by KKA I Gde Eka Sarmaja, FSAI. The principal actuarial assumptions used by the independent actuary for December 31, 2023 and 2022 are as follows:

	2023	2022
Discount rate	6.75%	7.25%
Rate of compensation increases	8.00%	8.00%
Indonesian mortality table	2019	2019

(ii)	Additional pension benefit obligation

Based on the Company Regulations issued on September 30, 2022, regarding the Regulations on Pension Funds from Telkom Pension Funds, the Company organizes a Defined Contribution Other Benefit Program (“PMLIP”) in the form of Additional Benefits. PMLIP participants are entitled to receive Periodic Pension Benefits every month in accordance with the provisions in the Pension Fund Regulations. Additional Benefit Funds are sourced from Employer Additional Benefit contributions and provision for investment development proceeds if the FSR is achieved above 102% and the rate of Return on Investment (“ROI”) is above the actuarial interest rate for funding. The employer's additional benefit contribution for each PMLIP participant is set at Rp120 thousand for annual contribution period which is calculated proportionally according to the amount received.

The actuarial valuation for additional pension benefit plan was performed based on the measurement date as of December 31, 2023 and 2022, with reports dated March 1, 2024 and March 18, 2023, respectively, by KKA I Gde Eka Sarmaja, FSAI. The principal actuarial assumptions used by the independent actuary for December 31, 2023 and 2022 are as follows:

	2023	2022
Discount rate	6.75%	7.25%
Indonesian mortality table	2019	2019

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.	Pension benefit costs (continued)

i.	The Company (continued)

(a)	Funded pension plan (continued)

(ii)	Additional pension benefit obligation (continued)

Additional pension benefit obligation has been set aside since 2018 according to the approval by the Oversight Board. As of December 31, 2023, there is no additional obligations set aside because the requirements for recognizing additional benefits as mentioned above have not been fulfilled.

(b)	Unfunded pension plan

The Company sponsors unfunded defined benefit pension plans and a defined contribution pension plan for its employees. The defined contribution pension plan is provided to employees with permanent status hired on or after July 1, 2002. The plan is managed by Financial Institutions Pension Fund (Dana Pensiun Lembaga Keuangan or “DPLK”). The Company’s contribution to DPLK is determined based on a certain percentage of the participants’ salaries and amounted to Rp50 billion and Rp48 billion, for the years ended December 31, 2023 and 2022, respectively.

Since 2007, the Company has provided pension benefit based on uniformization for both participants prior to and from April 20, 1992 effective for employees retiring beginning February 1, 2009. In 2010, the Company replaced the uniformization with Manfaat Pensiun Sekaligus (“MPS”). MPS is given to those employees reaching retirement age, upon death or upon becoming disabled starting from February 1, 2009.

The Company also provides benefits to employees during a pre-retirement period in which they are inactive for 6 months prior to their normal retirement age of 56 years, known as pre-retirement benefits (Masa Persiapan Pensiun or “MPP”). During the pre-retirement period, the employees still receive benefits provided to active employees, which include, but are not limited to, regular salary, health care, annual leave, bonus, and other benefits. Since April 1, 2012, the employee is required to file a request for MPP and if the employee does not file the request, such employee is required to work until the retirement date.

The actuarial valuation for the unfunded defined benefit pension plan was performed, based on the measurement date as of December 31, 2023 and 2022, with reports dated March 1, 2024 and March 8, 2023, respectively, by KKA I Gde Eka Sarmaja, FSAI. The principal actuarial assumptions used by the independent actuary for December 31, 2023 and 2022 are as follows:

	2023	2022
Discount rate	6.75%	7.00% -7.25%
Rate of compensation increases	6.10%-8.00%	6.10%-8.00%
Indonesian mortality table	2019	2019

ii.	Telkomsel

Telkomsel provides a defined benefit pension plan to its employees. Under this plan, employees are entitled to pension benefits determined based on their latest basic salary or take-home pay (exclusive of functional allowances) and number of service years. The plan is managed by PT Asuransi Jiwasraya (Persero) (“Jiwasraya”), a state-owned life insurance company, through an annuity insurance contract. Until 2004, employees contributed 5% of their monthly salaries to the plan, while Telkomsel contributed the remaining part required under the plan. Beginning in 2005, Telkomsel has been taking responsibility for the full amount of the contributions.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.Pension benefit costs (continued)

ii.	Telkomsel (continued)

On April 23, 2021, Telkomsel and Jiwasraya agreed to terminate the insurance program contract (as mentioned above) and entered into restructuring agreement. The agreement replaced the benefit plan from annuities to lumpsum benefit. Based on this agreement, both parties agreed to determine the Cash Value (“CV”) at the termination date which divided into CV for active participant and passive participant amounting to Rp857 billion and Rp73 billion, respectively. There was a 5% cut from CV for active participant, hence the 95% of Rp857 billion (or equal to Rp814 billion) plus Rp73 billion will be the amount that subsequently taken over by PT Asuransi Jiwa IFG (“IFG Life”) when the agreement with IFG Life become effective and accordingly, the restructuring agreement will be terminated. As of November 30, 2023, the cash fund had been completely taken over by IFG Life with no changes was applied to the terms of the plan and cash value being transferred at the transfer date, and accordingly, the restructuring agreement was terminated.

On June 27, 2023, the Company and Telkomsel signed an agreement regarding Dapen to appoint Telkomsel as a Partner of the Company as the sole Founder, which resulted in rights and obligations to Telkomsel as governed in the Pension Fund Agreement effective from the business transfer of IndiHome consumer business segment to Telkomsel.

Effective from the business transfer of IndiHome consumer business segment to Telkomsel, Telkomsel sponsors a defined benefit pension plan for transferring employees hired prior to July 1, 2002. The plan is governed by the pension laws in Indonesia and managed by Dapen. Dapen is managed in accordance with the Pension Fund and Investment Directives Regulations, which is determined by the Company as the Founder and is carried out by the Board of Management. The Board of Management is monitored by the Oversight Board, appointed by the Founder.

The pension benefits are paid based on the participating employee’s latest basic salary at retirement and the number of years of their service. The participating employees contribute 18% of their basic salaries to the pension fund. Telkomsel’s contribution to the pension fund for the year ended December 31, 2023 was amounting to Rp20.50 billion.

The actuarial valuation for the defined benefit pension plan was performed based on the measurement date as of December 31, 2023 and 2022 with reports dated March 5, 2024 and February 28, 2023, respectively, by KKA Halim and Partner, an independent actuary in association with Milliman. The principal actuarial assumptions used by the independent actuary as of December 31, 2023 and 2022, are as follows:

	2023	2022
Discount rate	6.70%	6.75% - 7.25%
Rate of compensation increases	7.50% - 8.00%	6.10% - 8.00%
Indonesian mortality table	2019	2019

b.	Post-employment health care benefit cost

The Company provides post-employment health care benefits to all its employees hired before November 1, 1995 who have worked for the Company for 20 years or more when they retire, and to their eligible dependents. The requirement to work for 20 years does not apply to employees who retired prior to June 3, 1995. The employees hired by the Company starting from November 1, 1995 are no longer entitled to this plan. The plan is managed by Yayasan Kesehatan Telkom (“Yakes Telkom”).

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

b.	Post-employment health care benefit cost (continued)

The defined contribution post-employment health care benefit plan is provided to employees with permanent status hired on or after November 1, 1995 or employees with terms of service less than 20 years at the time of retirement. The Company did not make contributions to Yakes Telkom for the years ended December 31, 2023 and 2022. As of December 31, 2023 and 2022, plan assets consists of:

	2023		2022
	Quoted in		Quoted in
	active market	Unquoted	active market	Unquoted
Cash and cash equivalents	391	-	1,085	-
Equity instruments:
Financials	1,465	-	1,368	-
Consumer non-cyclicals	115	-	114	-
Basic material	260	-	264	-
Infrastructures	617	-	598	-
Energy	156	-	221	-
Technology	24	-	63	-
Industrials	261	-	185	-
Consumer cyclicals	394	-	457	-
Properties and real estate	110	-	95	-
Healthcare	147	-	233	-
Transportation and logistic	5	-	3	-
Equity-based mutual funds	434	-	1,035	-
Fixed income instruments:
Government obligations	1,269	-	82	-
Corporate obligations	6	-	-	-
Fixed income mutual funds	7,053	-	6,761	-
Unlisted shares:
Private placement	-	447	-	398
Total	12,707	447	12,564	398

Yakes Telkom plan assets also include Series B shares issued by the Company with fair value totalling Rp321 billion and Rp228 billion, representing 2.45% and 1.76% of total plan assets as of December 31, 2023 and 2022, respectively. Bonds issued by The Company with a fair value of Rp6 billion each represent 0.04% of total assets as of December 31, 2023. The expected return is determined based on market expectation for the returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp987 billion and Rp839 billion for the years ended December 31, 2023 and 2022, respectively.

The actuarial valuation for the post-employment health care benefits plan was performed based on the measurement date as of December 31, 2023 and 2022, with reports dated March 1, 2024 and March 8, 2023, respectively, by KKA I Gde Eka Sarmaja, FSAI. The principal actuarial assumptions used by the independent actuary for December 31, 2023 and 2022 are as follows:

	2023	2022
Discount rate	6.75%	7.25%
Health care costs trend rate assumed for next year	7.00%	7.00%
Ultimate health care costs trend rate	7.00%	7.00%
Year that the rate reaches the ultimate trend rate	2023	2022
Indonesian mortality table	2019	2019

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

c.Other post-employment benefits cost

The Company provides other post-employment benefits in the form of cash paid to employees on their retirement or termination. These benefits consist of final housing allowance (Biaya Fasilitas Perumahan Terakhir or “BFPT”) and home passage leave (Biaya Perjalanan Pensiun dan Purnabhakti or “BPP”) and death allowance (Meninggal Dunia or “MD” allowance) is given to employees who have passed away with an amount of 12 times from the last salary.

The actuarial valuation for the other post-employment benefits plan was performed based on measurement date as of December 31, 2023 and 2022, with reports dated March 1, 2024 and March 8, 2023, respectively, by KKA I Gde Eka Sarmaja, FSAI. The principal actuarial assumptions used by the independent actuary for December 31, 2023 and 2022 are as follows:

	2023	2022
Discount rate	6.50%	6.75%
Indonesian mortality table	2019	2019

d.	Long service employee benefits

The company provides long service employee benefits to employee hired before July 1, 2002 and have a service period of more than 30 years and retired after September 19, 2019. Total obligation recognized as of December 31, 2023 and 2022 amounted to Rp1 billion, respectively. The related long service employee benefits cost charged to expense amounted to Rp1 billion for the years ended December 31, 2023 and 2022, respectively.

e.	Obligation under the Labor Law

Under Law No. 11 Year 2020, the Group is required to provide minimum pension benefits, if not covered yet by the sponsored pension plans, to its employees upon retirement. Total obligation recognized as of December 31, 2023 and 2022 amounted to Rp1,005 billion and Rp928 billion, respectively. The related pension employee benefits cost charged to expense amounted to Rp217 billion and Rp78 billion for the years ended December 31, 2023 and 2022, respectively. The actuarial gain in OCI amounted to Rp41 billion and Rp13 billion for the years ended December 31, 2023 and 2022, respectively.

f.	Maturity Profile of Defined Benefit Obligation (“DBO”)

The timing of benefits payments and weighted average duration of DBO for 2023 and 2022 are as follows:

	Expected Benefits Payment
	The Company
	Funded
	Defined	Additional			Post-employment	Other post-	Post-employment
	pension benefit	pension benefit			health care	employment	benefits
Time Period	obligation	obligation	Unfunded	Telkomsel	benefits	benefits	UUCK (Telkom)

2023
Within next 10 years	21,044	39	340	8,833	8,929	281	83
Within 10-20 years	15,850	30	79	13,778	13,651	116	426
Within 20-30 years	9,623	16	139	9,184	12,128	70	485
Within 30-40 years	3,630	5	21	439	5,114	3	49
Within 40-50 years	693	1	-	-	819	-	-
Within 50-60 years	53	-	-	-	48	-	-
Within 60-70 years	1	-	-	-	5	-	-
Within 70-80 years	-	-	-	-	1	-	-

Weighted average
duration of DBO	8.42 years	8.42 years	5.54 years	9.18 years	12.39 years	4.51 years	11.18 years

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

30.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

g.	Maturity Profile of Defined Benefit Obligation (“DBO”) (continued)

The timing of benefits payments and weighted average duration of DBO for 2023 and 2022 are as follows (continued):

	Expected Benefits Payment
	The Company
	Funded
	Defined	Additional			Post-employment	Other post-	Post-employment
	pension benefit	pension benefit			health care	employment	benefits
Time Period	obligation	obligation	Unfunded	Telkomsel	benefits	benefits	UUCK (Telkom)

2022
Within next 10 years	21,232	40	705	5,111	8,092	324	59
Within 10-20 years	16,485	31	229	11,178	12,746	123	414
Within 20-30 years	10,414	18	430	7,827	12,019	83	497
Within 30-40 years	4,209	6	96	473	5,491	6	80
Within 40-50 years	882	1	-	-	970	-	-
Within 50-60 years	77	-	-	-	59	-	-
Within 60-70 years	2	-	-	-	6	-	-
Within 70-80 years	-	-	-	-	1	-	-

Weighted average
duration of DBO	8.48 years	8.48 years	5.52 years	9.45 years	12.40 years	4.62 years	11.69 years

g.	Sensitivity Analysis

As of December 31, 2023 and 2022, 1% change in discount rate and rate of compensation would have effect on DBO, are as follows:

	Discount Rate		Rate of Compensation
	1% Increase	1% Decrease	1% Increase	1% Decrease

	Increase (decrease) in amounts		Increase (decrease) in amounts
Sensitivity
2023
Funded:
Defined pension benefit obligation	(2,030)	2,387	235	(224)
Unfunded	(10)	12	13	(12)
Telkomsel	(529)	602	651	(582)
Post-employment health care benefits	(1,609)	1,939	1,845	(1,565)
Other post-employment benefits	(11)	12	3	(3)
Post-employment benefits UUCK (Telkom)	(10)	12	33	(28)

2022
Funded:
Defined pension benefit obligation	(1,948)	2,291	268	255
Unfunded	(24)	27	29	(27)
Telkomsel	(430)	491	536	(477)
Post-employment health care benefits	(1,413)	1,703	1,629	1,380
Other post-employment benefits	(12)	13	-	-
Post-employment benefits UUCK (Telkom)	(8)	10	27	(24)

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

30.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

g.	Sensitivity Analysis (continued)

The sensitivity analysis was determined based on a method that extrapolates the impact on DBO as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

The sensitivity results above determine the individual impact on the Plan’s DBO at the end of the year. In reality, the Plan is subject to multiple external experience items which may move the DBO in similar or opposite directions, and the Plan’s sensitivity to such changes can vary over time.

There are no changes in the methods and assumptions used in preparing the sensitivity analysis from the previous period.

31.	LONG SERVICE AWARDS (“LSA”) PROVISIONS

Telkomsel and Telkomsat provide certain cash awards or certain number of days leave benefits to their employees based on the employees’ length of service requirements, including LSA and Long Service Leaves (“LSL”). LSA are either paid at the time the employees reach certain years of employment, or at the time of termination. LSL are either certain number of days leave benefit or cash, subject to approval by management, provided to employees who meet the requisite number of years of service and reach a certain minimum age.

The obligation with respect to these awards which was determined based on an actuarial valuation using the Projected Unit Credit method amounted to Rp1,153 billion and Rp1,031 billion as of December 31, 2023 and 2022, respectively. The related benefit costs charged to expense amounted Rp289 billion and Rp92 billion for the years ended December 31, 2023 and 2022, respectively (Note 24).

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

32.	RELATED PARTIES TRANSACTIONS

a.	Nature of relationships and accounts/transactions with related parties

Details of the nature of relationships and accounts/transactions with significant related parties are as follows:

Related parties	Nature of relationships parties	Nature of accounts/transactions
The Government Ministry of Finance	Majority stockholder	Internet and data service revenues, other telecommunication service revenues, finance costs, and investment in financial instruments
State-owned enterprises
Indosat	Entity under common control

Interconnection revenues, leased lines revenues, satellite transponder usage revenues, interconnection expenses, telecommunication facilities usage expenses, operating and maintenance expenses, and usage of data communication network system expenses

PT Pertamina (Persero) (“Pertamina”)	Entity under common control	Internet and data service revenues and other telecommunication service revenues
State-owned banks	Entity under common control	Finance income and finance costs
BNI	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, and finance costs
BRI	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, and finance costs
Bank Mandiri	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, and finance costs
PT Taspen (Persero) (“Taspen”)	Entity under common control	Internet and data service revenues and other telecommunication service revenues
PT Perusahaan Listrik Negara (“PLN”)	Entity under common control	Internet and data service revenues, other telecommunication service revenues, and electricity expenses
PT Asuransi Jasa Indonesia (“Jasindo”)	Entity under common control	Fixed assets insurance expenses and personal insurance expenses
PT BNI Life Insurance (“BNI Life Insurance”)	Entity under common control	Medical expenses
PT Mandiri Sekuritas (“Mandiri Sekuritas”)	Entity under common control	Consultant expenses
Bahana TCW	Entity under common control	Mutual funds
BTN	Entity under common control	Cash in bank and time deposits
BSI	Entity under common control	Cash in bank and time deposits
Sarana Multi Infrastruktur	Entity under common control	Other borrowing and finance costs
Other state-owned enterprises	Entity under common control	Internet and data service revenues, other telecommunication services revenues, operating expenses, and purchase of property and equipments
PT Omni Inovasi Indonesia Tbk. (“Omni Inovasi Indonesia”)	Associated company	Distribution of SIM cards and pulse reload voucher
PT Fintek Karya Nusantara (“Finarya”)	Associated company	Marketing expenses and distribution of SIM cards and pulse reload voucher
Indonusa	Associated company	Internet and data service revenues and other telecommunication service revenues
PT Kereta Cepat Indonesia China (“KCIC”)	Other related entities	Other telecommunication service revenue
Padi UMKM	Other related entities

Operational and maintenance expenses, collection fees, training expenses, internal security expenses, research and development expenses, printing expenses, meeting expenses, general and other administrative expenses, promotion expenses, advertising expenses, sales fees, customer education expenses, and marketing expenses

Directors	Key management personnel	Honorarium and facilities
Commissioners	Supervisory personnel	Honorarium and facilities

The outstanding balances of trade receivables and payables as of December 31, 2023 and 2022 are unsecured and interest-free and the settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. As of December 31, 2023 and 2022, the Group recorded an increase (decrease) of impairment loss from trade receivables of related party amounted to Rp47 billion and Rp(57) billion, respectively.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

32.	RELATED PARTIES TRANSACTIONS (continued)

b.	Significant transactions with related parties

	2023		2022
		% of total		% of total
	Amount	revenues	Amount	revenues
Revenues
Majority Stockholder
Ministry of Finance	174	0.12	199	0.14
Entities under common control
Indosat	2,195	1.47	1,923	1.31
Pertamina	755	0.51	752	0.51
BNI	509	0.34	493	0.33
BRI	190	0.13	104	0.07
Bank Mandiri	156	0.10	180	0.12
Taspen	106	0.07	56	0.04
Others (each below Rp100 billion)	900	0.60	1,369	0.93
Sub-total	4,811	3.22	4,877	3.31
Other related entities	130	0.09	52	0.04
Associated companies	8	0.01	6	0.00
Total	5,123	3.44	5,134	3.49

	2023		2022
		% of total		% of total
	Amount	expenses	Amount	expenses
Expenses
Entities under common control
PLN	2,602	2.49	2,473	2.43
Indosat	566	0.54	537	0.53
Jasindo	198	0.19	296	0.29
BNI Life Insurance	143	0.14	-	-
Mandiri Sekuritas	109	0.10	-	-
Others (each below Rp100 billion)	272	0.26	228	0.22
Sub-total	3,890	3.72	3,534	3.47
Other related entities
Padi UMKM	561	0.54	626	0.62
Others (each below Rp100 billion)	94	0.09	98	0.10
Sub-total	655	0.63	724	0.72
Associated companies
Finarya	126	0.12	110	0.11
Others (each below Rp100 billion)	0	0.00	37	0.04
Sub-total	126	0.12	147	0.15
Total	4,671	4.47	4,405	4.34

	2023		2022
		% of total		% of total
	Amount	finance income	Amount	finance income
Finance income
Entities under common control
State-owned banks	312	29.41	459	52.28
Total	312	29.41	459	52.28

	2023		2022
		% of total		% of total
	Amount	finance cost	Amount	finance cost
Finance cost
Majority stockholder
Ministry of Finance	5	0.11	10	0.25
Entities under common control
State-owned banks	1,111	23.88	1,004	24.89
Sarana Multi Infrastruktur	74	1.59	109	2.70
Total	1,190	25.58	1,123	27.84

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

32.	RELATED PARTIES TRANSACTIONS (continued)

b.	Significant transactions with related parties (continued)

	2023		2022
		% of total		% of total
	Amount	purchases	Amount	purchases
Purchase of property
and equipments
Entities under common control	64	0.19	121	0.35
Total	64	0.19	121	0.35

	2023		2022
		% of total		% of total
	Amount	revenues	Amount	revenue
Distribution of SIM
card and voucher
Associated companies
Omni Inovasi Indonesia	467	0.31	981	0.67
Finarya	159	0.11	141	0.10
Total	626	0.42	1,122	0.77

c.	Balance of accounts with related parties

	2023		2022
		% of total		% of total
	Amount	assets	Amount	assets
Cash and cash equivalents
(Note 3)	19,024	6.63	23,328	8.48
Other current financial
asset (Note 4)	800	0.28	400	0.15
Trade receivables
(Note 5)	1,918	0.67	1,620	0.59

Contract assets
Majority stockholder
Ministry of Finance	36	0.01	24	0.01
Entities under common control	252	0.09	248	0.09
Associated companies	1	0.00	1	0.00
Other related entities	1	0.00	1	0.00
Total	290	0.10	274	0.10

Other current asset	53	0.02	98	0.04
Other non-current asset	5	0.00	15	0.01

	2023		2022
		% of total		% of total
	Amount	liabilities	Amount	liabilities
Trade payables (Note 15)
Majority stockholder
Ministry of Finance	18	0.01	0	0.00
Entities under common control
State-owned enterprises	302	0.23	197	0.16
Indosat	129	0.10	140	0.11
Others	12	0.01	37	0.03
Sub-total	443	0.34	374	0.30
Associated companies	40	0.03	-	-
Other related entities	84	0.06	57	0.05
Total	585	0.44	431	0.35

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

32.	RELATED PARTIES TRANSACTIONS (continued)

c.	Balance of accounts with related parties (continued)

	2023		2022
		% of total		% of total
	Amount	liabilities	Amount	liabilities
Accrued expenses
Majority stockholder
Ministry of Finance	1	0.00	1	0.00
Entities under common control
State-owned enterprises	137	0.10	57	0.05
State-owned banks	39	0.03	74	0.06
Others	0	0.00	2	0.00
Sub-total	176	0.13	133	0.11
Total	177	0.13	134	0.11

Contract liabilities
Majority stockholder
Ministry of Finance	18	0.01	34	0.03
Entities under common control
State-owned enterprises	312	0.24	170	0.13
Others	1	0.00	0	0.00
Sub-total	313	0.24	170	0.13
Associated companies	13	0.01	2	0.00
Other related entities
KCIC	1,133	0.87	-	-
Others	2	0.00	3	0.00
Sub-total	1,135	0.87	3	0.00
Total	1,479	1.13	209	0.16

Customer deposits	19	0.01	19	0.02
Short-term bank loans (Note 18)	4,916	3.77	4,462	3.54
Two-step loans (Note 19a)	84	0.06	209	0.17
Long-term bank loans (Note 19c)	11,099	8.51	11,284	8.96
Other borrowings (Note 19d)	362	0.28	1,314	1.04

d.	Significant agreements with related parties

i.	The Government

The Company obtained two-step loans from the Government (Note 19a).

ii.	Indosat

The Company has an agreement with Indosat to provide international telecommunications services to the public.

The Company has also entered into an interconnection agreement between the Company’s fixed line network (Public Switched Telephone Network or “PSTN”) and Indosat’s Global System for Mobile (“GSM”) cellular telecommunications network in connection with the implementation of Indosat Multimedia Mobile services and the settlement of related interconnection rights and obligations.

The Company also has an agreement with Indosat for the interconnection of Indosat's GSM mobile cellular telecommunications network with the Company's PSTN, which enable each party’s customers to make domestic calls between Indosat’s GSM mobile network and the Company’s fixed line network, as well as allowing Indosat’s mobile customers to access the Company’s IDD service by dialing “007”.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

32.RELATED PARTIES TRANSACTIONS (continued)

d.	Significant agreements with related parties (continued)

ii.	Indosat (continued)

The Company has been handling customer billings and collections for Indosat. Indosat is gradually taking over the activities and performing its own direct billing and collection. The Company has received compensation from Indosat computed at 1% of the collections made by the Company starting from January 1, 1995, as well as the billing process expenses which are fixed at a certain amount per record. On December 11, 2008, the Company and Indosat agreed to implement IDD service charge tariff which already took into account the compensation for billing and collection. The agreement is valid and effective in the current year and can be applied until a new agreement becomes available.

On December 18, 2017, the Company and Indosat signed amendments to the interconnection agreements for the fixed line networks (local, long distance direct connection and international) and mobile network for the implementation of the cost-based tariff obligations under the MoCI Regulation No.8/Year 2006. These amendments took effect starting on January 1, 2018.

Telkomsel also entered into an agreement with Indosat for the provision of international telecommunications services to its GSM mobile cellular customers.

The Company provides leased lines to Indosat and its subsidiaries, namely PT Indosat Mega Media and PT Aplikanusa Lintasarta (“Lintasarta”). The leased lines can be used by these companies for telephone, telegraph, data, telex, facsimile, or other telecommunication services.

iii.	Others

The Company entered into an agreement with Lintasarta for the use of satellite transponders or the Company's subscribed circuit telecommunication satellite frequency channels.

e.Remuneration of key management and supervisory personnel

Key management personnel consists of the Directors of the Company and supervisory personnel consists of Board of Commissioners.

The Company provides remuneration in the form of salaries/honorarium and facilities to support the governance and oversight duties of the Board of Commissioners and the leadership and management duties of the Directors. The total of such remuneration is as follow:

	2023		2022
		% of total		% of total
	Amount	expenses	Amount	expenses
Board of Directors	475	0.46%	401	0.39%
Board of Commissioners	179	0.17%	164	0.16%

The amounts disclosed in the table are the amounts recognized as an expense during the reporting periods.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

33.	OPERATING SEGMENTS

The Group has four primary reportable segments, namely mobile, consumer, enterprise, and WIB. The mobile segment provides mobile voice, SMS, value added services, and mobile broadband. The consumer segment provides IndiHome services (bundled service of fixed wireline, pay TV, and internet) and other telecommunication services to residential customers. The enterprise segment provides end-to-end solution to corporate and institutional customers. The WIB segment provides interconnection services, broadband access, information technology services, data, and internet services to other licensed telecommunication operator and international customers. Other segment provides digital content products (music and game), big data, Business to Business (“B2B”) Commerce, and financial services to individual and corporate customers. There are no operating segments that have been aggregated to form the reportable segments.

Management monitors the operating results of the business units separately for the purpose of decision-making about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated financial statements. However, the financing activities and income taxes are managed on a group basis and are not separately monitored and allocated to operating segments.

Segment revenues dan expenses include transactions between operating segments and are accounted at prices that management believes represent market prices.

	2023
							Adjustment
						Total	and	Total
	Mobile	Consumer	Enterprise	WIB	Others	segment	elimination	consolidated
Segment result
Revenues
External revenues	85,291	27,713	18,237	16,928	402	148,571	645	149,216
Inter-segment revenues	3,628	(1,106)	26,505	20,333	2,014	51,374	(51,374)	-
Total segment revenues	88,919	26,607	44,742	37,261	2,416	199,945	(50,729)	149,216

Segment results	28,693	7,971	602	9,386	(1,188)	45,464	(4,670)	40,794
Other information
Capital expenditures	(12,370)	(6,434)	(5,073)	(8,964)	(11)	(32,852)	(116)	(32,968)
Depreciation and amortization	(21,248)	(5,828)	(3,884)	(6,135)	(18)	(37,113)	4,450	(32,663)
Provision recognized in
current year	(231)	(463)	173	(11)	(5)	(537)	24	(513)

	2022
							Adjustment
						Total	and	Total
	Mobile	Consumer	Enterprise	WIB	Others	segmen	elimination	consolidated
Segment result
Revenues
External revenues	85,493	26,354	19,161	15,442	239	146,689	617	147,306
Inter-segment revenues	3,344	195	24,646	19,658	2,486	50,329	(50,329)	-
Total segment revenues	88,837	26,549	43,807	35,100	2,725	197,018	(49,712)	147,306

Segment results	26,122	7,579	831	8,925	(1,063)	42,394	(6,055)	36,339
Other information
Capital expenditures	(12,343)	(9,038)	(5,983)	(6,612)	(5)	(33,981)	(175)	(34,156)
Depreciation and amortization	(21,028)	(6,738)	(3,999)	(5,805)	(19)	(37,589)	4,334	(33,255)
Provision recognized in
current year	(128)	(434)	(45)	34	(5)	(578)	11	(567)

Adjustments and eliminations:

a.Revenue reconciliation

	2023	2022
Total segment revenues	199,945	197,018
Revenue from other non-operating segments	645	617
Adjustment and inter-segment elimination	(51,374)	(50,329)
Consolidated revenues	149,216	147,306

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

33.	OPERATING SEGMENTS (continued)

b.Segment results reconciliation

	2023	2022
Total segment results	45,464	42,394
Loss from other non-operating segments	(2,679)	(1,772)
Adjustment and inter-segment elimination	1,599	(1,041)
Finance income	1,061	878
Finance cost	(4,652)	(4,033)
Share of profit (loss) of long-term investment in associates	1	(87)
Consolidated profit before income tax	40,794	36,339

c.Capital expenditure reconciliation

	2023	2022
Total segment capital expenditure	(32,852)	(33,981)
Capital expenditure from
other non-operating segments	(116)	(175)
Consolidated capital expenditure	(32,968)	(34,156)

d.Depreciation and amortization reconciliation

	2023	2022
Total segment depreciation and amortization	(37,113)	(37,589)
Depreciation and amortization from
other non-operating segments	(250)	(263)
Adjustment and inter-segment elimination	4,700	4,597
Consolidated depreciation and amortization	(32,663)	(33,255)

e.Provision recognized in current year reconciliation

	2023	2022
Total segment provision	(537)	(578)
Provision recognized from other
non-operating segments	(5)	(7)
Adjustment and inter-segment elimination	29	18
Consolidated provision recognized
in current year	(513)	(567)

Geographic information:

	2023	2022
External revenues
Indonesia	141,157	139,983
Abroad	8,059	7,323
Total	149,216	147,306

The revenue information above is based on the location of the customers.

There are no revenue from major customer which exceeds 10% of total revenues for the year ended December 31, 2023 and 2022.

	2023	2022
Non-current operating assets
Indonesia	186,554	178,424
Abroad	2,932	3,207
Total	189,486	181,631

Non-current operating assets for segmen reporting purpose consist of property and equipment and intangible assets.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

34.	TELECOMMUNICATIONS SERVICE TARIFFS

Under Law No. 36 Year 1999 and Government Regulation No. 52 Year 2000, tariffs for operating telecommunications network and/or services are determined by providers based on the tariff type, structure, and with respect to the price cap formula set by the Government.

a.	Fixed line telephone tariffs

The Government has issued a new adjustment tariff formula which is stipulated in MoCI Regulation No. 5/2021 dated March 31, 2021 concerning “Telecommunication Operation”. This Decree replaced the previous Decree No. 15/PER/M.KOMINFO/4/2008 dated April 30, 2008.

Under the Decree, tariff structure for basic telephony services connected through fixed line network consists of the following:

i. Activation fee

ii. Monthly subscription charges

iii. Usage charges, and

iv. Additional facilities fee.

b.	Mobile cellular telephone tariffs

On March 31, 2021, MoCI issued MoCI Regulation No. 5/2021, which provides guidelines to determine cellular tariffs with a formula consisting of network element cost and retail services activity cost.

Under MoCI Regulation No. 5/2021, cellular tariffs for the operation of telecommunication services connected through mobile cellular network consist of the following:

(i)	Basic telephony services tariff
(ii)Roaming tariff, and/or
(iii)Multimedia services tariff

with the following traffic structure:

(i)	Activation fee
(ii)Monthly subscription charges, and/or
(iii)Usage charges

c.Interconnection tariffs

The Indonesian Telecommunication Regulatory Body (“ITRB”), in its letter No. 262/BRTI/XII/2011 dated December 12, 2011, decided to change the basis for SMS interconnection tariff to cost basis with a maximum tariff of Rp23 per SMS effective from June 1, 2012, for all telecommunication provider operators.

Based on letter No.118/KOMINFO/DJPPI/PI.02.04/01/2014 dated January 30, 2014 of the Director General of Post and Informatics, the Director General of Post and Informatics decided to implement new interconnection tariff effective from February 1, 2014 until December 31, 2016, subject to evaluation on an annual basis. Pursuant to the Director General of Post and Informatics letter, the Company and Telkomsel are required to submit the Reference Interconnection Offer (“RIO”) proposal to ITRB to be evaluated.

Subsequently, ITRB in its letters No. 60/BRTI/III/2014 dated March 10, 2014 and No. 125/BRTI/IV/2014 dated April 24, 2014 approved Telkomsel and the Company’s revision of RIO regarding the interconnection tariff. Based on the letter, ITRB also approved the changes to the SMS interconnection tariff to Rp24 per SMS.

On January 18, 2017, ITRB in its letters No. 20/BRTI/DPI/I/2017 and No. 21/BRTI/DPI/I/2017, decided to use the interconnection tariff based on the Company and Telkomsel’s RIO in 2014 until the new interconnection tariff is set.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

34.	TELECOMMUNICATIONS SERVICE TARIFFS (continued)

d.Network lease tariffs

In 2008, the Director General of Post and Telecommunication issued Decree No. 115 of 2008 which stated its agreement on Agreement on Network Lease Service Type Document, Network Lease Service Tariff, Available Capacity of Network Lease Service, Quality of Network Lease Service, and Provision Procedure of Network Lease Service Owned by Dominant Network Lease Service Provider in conformity with the Company’s proposal. Through MoCI Regulation No. 5/2021, the Government regulated the form, type, tariff structure, and tariff formula for services of network lease.

e.Tariff for other services

The tariffs for satellite lease, telephony services, and other multimedia are determined by the service provider by taking into account the expenditures and market price. The Government only determines the tariff formula for basic telephony services. There is no stipulation for the tariff of other services.

35.SIGNIFICANT COMMITMENTS AND AGREEMENTS

a.	Capital expenditures

As of December 31, 2023, capital expenditures committed under the contractual arrangements are Rp8,596 billion, US$235 million, and CNY33 million.

The above balance includes the following significant agreements:

Contracting parties	Date of agreement	Significant part of the agreement
Telkomsel and PT Phincon	September 12, 2019 - September 12, 2024	Development and Rollout Agreement ("DRA") and Technical Support Agreement ("TSA") Customer Relationship Management ("CRM") Solution System Integrator
Telkomsel, PT Ericsson Indonesia, PT Huawei Tech Investment, and PT ZTE Indonesia	February 1, 2021 - January 31, 2024	Procurement Agreement for Radio Ultimate Solution ("ROA") and TSA
Telkomsel, PT Sempurna Global Pratama, PT Lintas Teknologi Indonesia, and PT Ericsson Indonesia	September 1, 2021 - September 1, 2024	Procurement Agreement of Next Generation of Gateway GPRS Support Node ("GGSN") (Virtualized EPC)
Telkomsel, Amdocs Software Solutions Limited Liability Company, and PT Application Solutions	October 8, 2021 - October 8, 2024	Agreement Online Charging System (“OCS”) and Service Control Points (“SCP”) System Solution Development
Telkomsel and PT Application Solutions	October 8, 2021 - October 8, 2024	TSA for OCS and SCP
Telkomsat and Thales Alenia Space France ("TAS")	October 28, 2021 - October 27, 2037	Procurement and Installation Agreement of HTS 113BT Satellite System
Telkomsel and PT Ericsson Indonesia	February 13, 2022 - February 12, 2025	Procurement Agreement for CS Core Solution ROA and TSA
Telkomsel and PT Lintas Teknologi Indonesia	February 13, 2022 - February 12, 2025	Procurement Agreement for CS Core Solution ROA and TSA
Telkomsel and PT Huawei Tech Investment	March 24, 2022 - March 24, 2025	Procurement Agreement for GGSN
Telkomsat and Space Exploration Technologies Corporation ("SpaceX")	April 19, 2022 - June 30, 2025	Procurement Agreement for Launch Service of HTS 113BT Satellite

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

35.	SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

b.	Borrowings and other credit facilities

(i)	As of December 31, 2023, the Company has bank guarantee facilities for tender bonds, performance bonds, maintenance bonds, deposit guarantee, and advance payment bonds for various projects of the Company, as follows:

Lenders	Total facility	Maturity	Currency	Facility utilized
BRI	500	March 14, 2024	Rp	23
BNI	500	March 31, 2024	Rp	105
Bank Mandiri	500	June 21, 2025	Rp	127
Total	1,500			255

(ii)	As of December 31, 2023, Telkomsel has bank guarantee facilities for various projects, as follows:

Lenders	Total facility	Maturity	Currency	Facility utilized
BRI	1,000	September 25, 2028	Rp	621
BNI	2,100	December 11, 2024	Rp	1,453
Total	3,100			2,074

Bank guarantee facility with BRI and BNI are mainly for performance bond and surely bond of radio frequency (Note 35c.i).

(iii)	Telin has a bank guarantee facilities from Bank Mandiri with a maximum credit limit of US$25 million or equal to Rp385 billion will expire on December 23, 2024. As of December 31, 2023, there is no bank guarantee facility used.

c.	Others

(i)	Radio frequency usage

With reference to Law No. 36 of 1999, the use of radio frequency spectrum and the cost of using radio frequency are determined by the government. With reference to the Decision Letter No. 025/TEL.01.02/2022 Year 2022 dated January 28, 2022 of the MoCI, the MoCI granted Telkomsel the rights to provide mobile telecommunication services with radio frequency bandwidth in the 800 MHz, 900 MHz, 1,800 MHz, 2.1 GHz and 2.3 GHz; and basic telecommunication services.

With reference to Decision Letters No.509 Year 2016, No. 1896 year 2017, No. 806 Year 2019, No.620 Year 2020, No. 178 Year 2021, No. 479 Year 2022, No. 90 Year 2023, and No. 188 Year 2023 of the MoCI, Telkomsel is required, among other things, to:

1.	Issue a surety bond each year amounting Rp1.03 trillion for spectrum 2.3 GHz.
2.	Issue a surety bond each year amounting Rp360 billion for both spectrum 2.3 GHz Block A and C.
3.	Issue a surety bond amounting Rp617.15 billion for spectrum 2.1 GHz.
4.	Pay an annual right of usage (“BHP”) as set forth in the decision letters. The BHP is payable upon receipt of Surat Pemberitahuan Pembayaran (notification letter) from the DGPI. The BHP fee is payable annually up to the expiry period of the license.

The following are radio frequency band licenses owned by Telkomsel along with the BHP fees paid during current year:

1.	Radio frequency for band 800 MHz, 900 MHz, and 1,800 MHz

Based on Decree No. 620 Year 2020 of the MoCI, concerning the extension of the determination of radio frequency bands 800 MHz, 900 MHz and 1,800 MHz, Telkomsel should pay annual frequency usage fees from 2020 to 2030.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

35.	SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.	Others (continued)

(i)	Radio frequency usage (continued)

2.	Radio frequency for band up to 2.1 GHz

License No.	Description
Decree No. 90 Year 2023 of the MoCI amd. Decree No. 76 Year 2023 of the MoCI	On February 27, 2023, Telkomsel granted to utilize the annual radio frequency license for band 1,975-1,980 MHz paired with 2,165-2,170 MHz until March 18, 2033.
Decree No. 509 Year 2016 of the MoCI amd. Decree No. 76 Year 2023 of the MoCI	MoCI granted the extension of the radio frequency license for band 1,970-1,975 MHz paired with 2,160-2,165 MHz until March 28, 2026.
Decree No. 806 Year 2019 of the MoCI amd. Decree No. 76 Year 2023 of the MoCI	MoCI granted the extension of the radio frequency license for band 1,965-1,970 MHz paired with 2,155-2,160 MHz until September 30, 2029.
Decree No. 479 Year 2022 of the MoCI amd. Decree No. 76 Year 2023 of the MoCI	Telkomsel as the winner of auction and granted to utilize the radio frequency license for band 1,960-1,965 MHz paired with 2,150-2,155 MHz effective from January 11, 2023.

3.	Radio frequency for band up to 2.3 GHz

License No.	Description
Decree No. 1896 Year 2017 of the MoCI	Telkomsel was appointed to use the radio frequency license for band 2,300-2,330 Mhz until 2026.
Decree No. 178 Year 2021 of the MoCI	Telkomsel as the winner to utilize the radio frequency license for band 2,330-2,340 MHz paired with 2,340-2,350 MHz for Block A and Block C, respectively until 2030.
Decree No. 487 Year 2022 of the MoCI amd. Decree No. 92 Year 2023 of the MoCI	On November 18, 2022, Telkomsel received a right to use reallocated radio frequency license for band 2,340-2,355 MHz paired with 2,330-2,360 MHz.
Decree No. 188 Year 2023 of the MoCI	On April, 2023, Telkomsel granted an approval to allocate part of the rights-of-use of 2.3 GHz radio frequency spectrum to PT Smart Telecom.

(ii)	Radio frequency spectrum cooperation agreement

The MoCI has given approval to Telkomsel for a cooperation on the use of radio frequency spectrum with KCIC through a letter No. B-171/M.KOMINFO/SP.01.01/03/2023 dated March 17, 2023, regarding the Cooperation Agreement on the Use of Radio Frequency Spectrum in the range of 891-895 MHz paired with 936-940 MHz, with a period up to December 14, 2030.

As result from this agreement, KCIC shall pay to the Company several compensations, which are annual utilization fees totaling Rp878 billion, network recovery fee of Rp1,250 billion, as well as incremental operational and maintenance costs.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

35.	SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.	Others (continued)

(iii)	Supplier of Google product cooperation agreement

On November 10, 2022, Sigma and PT Google Cloud Indonesia (“Google”) signed a cooperation agreement authorizing Sigma as a supplier of Google products. This Agreement requires Sigma to meet the minimum commitment to purchase Google products and is obligated to pay the difference between the realized value of the purchase of Google products and the minimum commitment. The minimum commitment values from November 2023 up to November 2024 and November 2024 up to November 2025 are US$4,500 million and US$9,000 million, respectively.

(iv)USO

On December 27, 2011, Telkomsel (on behalf of Konsorsium Telkomsel, a consortium which was established with Mitratel on December 9, 2011) was selected by Balai Penyedia dan Pengelola Pembiayaan Telekomunikasi dan Informatika (“BPPPTI”), now has been renamed as Badan Aksesibilitas Telekomunikasi dan Informasi (“BAKTI”) as a provider of the USO Program in the border areas with a total price of Rp261 billion.

In 2015, the Program was ceased. In January 2016, Telkomsel filed an arbitration claim to BANI for the settlement of the outstanding receivables of USO Programs.

On June 22, 2017, Telkomsel received a decision letter from BANI No. 792/1/ARB-BANI/2016 requesting BAKTI to pay compensation to Telkomsel amounting to Rp218 billion, and as of the date of the issuance of these consolidated financial statements Telkomsel has received the payment from BAKTI amounting to Rp91 billion (before tax) and no additional payment.

The MoCI issued Regulation No. 5 Year 2021 dated March 31, 2021 which replaced previous regulations regarding policies underlying the USO program. The regulation requires telecommunications operators in Indonesia to contribute 1.25% of gross revenues (with due consideration for bad debts and/or interconnection charges and/or connection charges and/or the exclusion of certain revenues that are not considered as part of gross revenues as a basis to calculate the USO charged) for USO development.

Based on Decree No. 827/KOMINFO/BAKTI.31/KS.1/10/2021 dated October 4, 2021 of BAKTI granted Telkomsel as operating cooperation partners (“KSO”) for eight packages KSO, which cover Nusa Tenggara, Kalimantan, Sulawesi, Maluku, West Papua, West Central Papua, North Central Papua and South East Papua for period from 2021 until 2031.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

36.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

Assets and liabilities denominated in foreign currencies are as follows:

	2023
	U.S Dollar	Japanese Yen	Others*	Rupiah equivalent
	(in millions)	(in millions)	(in millions)	(in billions)
Assets
Cash and cash equivalents	263.35	5.66	16.23	4,271
Other current financial assets	27.15	-	-	419
Trade receivables
Related parties	0.14	-	0.03	2
Third parties	152.98	-	11.71	2,525
Contract assets	6.90	-	-	107
Other receivables	0.51	-	1.10	25
Other current assets	1.40	-	2.61	34
Long-term investment in financial instruments	376.76	-	5.90	5,902
Other non-current assets	0.35	-	0.49	14
Total assets	829.54	5.66	38.07	13,299
Liabilities
Trade payables
Related parties	(0.14)	-	-	(2)
Third parties	(164.46)	(26.73)	(10.42)	(2,677)
Other payables	2.32	-	(7.73)	(55)
Accrued expenses	(32.26)	(2.61)	(4.53)	(549)
Customer deposits	(2.93)	-	(0.14)	(47)
Current maturities of long-term borrowings	(11.29)	(767.90)	(0.25)	(262)
Long-term borrowings - net of current maturities	(31.89)	-	(1.62)	(516)
Other liabilities	(0.09)	-	-	(1)
Total liabilities	(240.74)	(797.24)	(24.69)	(4,109)
Assets (liabilities) - net	588.80	(791.58)	13.38	9,190

	2022
	U.S Dollar	Japanese Yen	Others*	Rupiah equivalent
	(in millions)	(in millions)	(in millions)	(in billions)
Assets
Cash and cash equivalents	261.09	5.74	13.60	4,298
Other current financial assets	27.06	-	0.02	427
Trade receivables
Related parties	0.47	-	-	7
Third parties	86.06	-	8.24	1,481
Contract assets	30.91	-	-	486
Other receivables	0.92	-	1.11	32
Other current assets	0.30	-	0.46	13
Long-term investment in financial instruments	372.84	-	6.22	5,907
Other non-current assets	0.43	-	0.55	17
Total assets	780.08	5.74	30.20	12,668
Liabilities
Trade payables
Related parties	(0.13)	-	-	(2)
Third parties	(104.25)	(25.34)	(5.82)	(1,728)
Other payables	(1.58)	-	(2.93)	(70)
Accrued expenses	(39.41)	(5.21)	(2.31)	(657)
Customer deposits	(2.39)	-	(0.11)	(38)
Current maturities of long-term borrowings	(15.78)	(767.90)	(4.72)	(413)
Long-term borrowings – net of current maturities	(24.75)	(767.90)	(30.60)	(958)
Other liabilities	(2.00)	-	-	(33)
Total liabilities	(190.29)	(1,566.35)	(46.49)	(3,899)
Assets (liabilities) - net	589.79	(1,560.61)	(16.29)	8,769

*Assets and liabilities denominated in other foreign currencies are presented as U.S. Dollar equivalents using the buy and sell rates quoted by Reuters prevailing at the end of the reporting period.

The Group’s activities expose them to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates, and interest rates.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

37.	FINANCIAL INSTRUMENTS

a.	Fair value of financial assets and financial liabilities

i.	Classification

(a)	Financial asset
		2023	2022
	Amortized cost
	Cash and cash equivalents	29,007	31,947
	Other current financial assets	1,359	1,268
	Trade receivables	10,667	8,634
	Other receivables	266	245
	Other non-current assets	155	186
	FVTPL
	Long-term investment in financial instruments	8,028	8,508
	Other current financial assets	302	81
	FVTOCI
	Long-term investment in financial instruments	25	22
	Total financial assets	49,809	50,891

(b)	Financial liabilities
		2023	2022
	Financial liabilities measured at amortized cost
	Trade payables	18,608	18,457
	Other payables	441	463
	Accrued expenses	13,079	15,445
	Customers deposits	42	44
	Short-term bank loans	9,650	8,191
	Two-step loans	84	209
	Bonds and MTN	5,343	4,793
	Long-term bank loans	32,260	29,873
	Other borrowings	362	1,314
	Lease liabilities	20,425	18,661
	Other liabilities	141	170
	Total financial liabilities	100,435	97,620

ii.	Fair values

The following table presents comparison of the carrying amounts and fair values of the Company’s financial instruments, other than those the fair values are considered to approximate their carrying amounts as the impact of discounting is not significant:

			Fair value measurement at reporting date using
			Quoted prices in
			active markets	Significant
			for identical	other	Significant
			assets or	observable	unobservable
	Carrying		liabilities	inputs	inputs
2023	value	Fair value	(level 1)	(level 2)	(level 3)
FVTPL
Other current financial assets	302	302	302	-	-
Long-term investment in financial instruments	8,028	8,028	2,056	-	5,972
FVTOCI
Long-term investment in financial instruments	25	25	-	-	25
Financial liabilities at amortized cost
Interest-bearing loans and other borrowings:
Two-step loans	84	83	-	-	83
Bonds and MTN	5,343	6,120	5,586	-	534
Long-term bank loans	32,260	31,473	-	-	31,473
Other borrowings	362	362	-	-	362
Lease liabilities	20,425	20,425	-	-	20,425
Other liabilities	141	141	-	-	141
Total	66,970	66,959	7,944	-	59,015

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

37.	FINANCIAL INSTRUMENTS (continued)

a.	Fair value of financial assets and financial liabilities (continued)

ii.	Fair values (continued)

The following table presents comparison of the carrying amounts and fair values of the Company’s financial instruments, other than those the fair values are considered to approximate their carrying amounts as the impact of discounting is not significant (continued):

			Fair value measurement at reporting date using
			Quoted prices in
			active markets	Significant
			for identical	other	Significant
			assets or	observable	unobservable
	Carrying		liabilities	inputs	inputs
2022	value	Fair value	(level 1)	(level 2)	(level 3)
FVTPL
Other current financial assets	81	81	81	-	-
Long-term investment in financial instruments	8,508	8,508	2,172	-	6,336
FVTOCI
Long-term investment in financial instruments	22	22	-	-	22
Financial liabilities at amortized cost
Interest-bearing loans and other borrowings:
Two-step loans	209	207	-	-	207
Bonds and MTN	4,793	5,614	5,614	-	-
Long-term bank loans	29,873	29,860	-	-	29,860
Other borrowings	1,314	1,311	-	-	1,311
Lease liabilities	18,661	18,661	-	-	18,661
Other liabilities	170	170	-	-	170
Total	63,631	64,434	7,867	-	56,567

As of December 31, 2022, there was a transfer of the fair value hierarchy of financial assets from level 2 and level 3 to level 1 with the consideration that there was a quoted price in an active market condition for identical assets that could be accessed on the measurement date. Therefore, these financial assets can be categorized as level 1. These financial assets are long-term investments in shares in GOTO of Rp2,159 billion and in PT Global Sukses Solusi Tbk. of Rp13 billion.

Loss on fair value measurement recognized in consolidated statements of profit or loss and other comprehensive income for the years ended December 31, 2023 amounting to Rp687 billion.

Reconciliations of the beginning and ending balances for items measured at fair value using significant unobservable inputs (level 3) for the years ended December 31, 2023 and 2022 are as follows:

	2023	2022
Beginning balance	6,358	4,762
Gain (loss) recognized in consolidated statement
of profit or loss and other comprehensive income	(687)	282
Purchase	330	1,338
Settlement	(4)	(24)
Ending balance	5,997	6,358

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

37.	FINANCIAL INSTRUMENTS (continued)

a.	Fair value of financial assets and financial liabilities (continued)

ii.	Fair values (continued)

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

Industry	Valuation technique	Significant unobservable input	Range (weighted average)	Sensitivity of the input of fair value
Investment in equity
Non-listed equity investment - technology	OPM Backsolve method	Volatility	40% - 70%	10% increase (decrease) in the percentage of volatility would result in an increase (decrease) Rp36 billion of the Investment value

		Exit timing	1 - 4 Years	Increase (decrease) in 1 year exit timing would result in an increase (decrease) Rp54 billion of the Investment value

		Probability of IPO	50%	50% increase (decrease) in IPO probability would result in an increase (decrease) Rp0 billion of the Investment value

	CoCos Equity	Volatility	20% - 100%	10% increase (decrease) in the percentage of volatility would result in an increase (decrease) Rp36 billion of the Investment value

		Exit timing	1 - 6 Years	Increase (decrease) in 1 year exit timing would result in an increase (decrease) Rp61 billion of the Investment value

	Probability-weighted Method	Volatility	60% - 80%	10% increase (decrease) in the percentage of volatility would result in an increase (decrease) Rp15 billion of the Investment value

		Exit timing	1.25 - 3.25 Years	Increase (decrease) in 1 year exit timing would result in an increase (decrease) Rp34 billion of the Investment value

	Recent Transaction	Volatility	53.66% - 73.66%	10% increase (decrease) in the percentage of volatility would result in an increase (decrease) Rp1 billion of the Investment value

		Exit timing	2 - 4 Years	Increase (decrease) in 1 year exit timing would result in an increase (decrease) Rp0 billion of the Investment value

	Market movement	Volatility	45% - 68%	10% increase (decrease) in the percentage of volatility would result in an increase (decrease) Rp1 billion of the Investment value

		Time to liquidity	2.3 - 3.3 Years	Increase (decrease) in 1 year time to liquidity would result in an increase (decrease) Rp2 billion of the Investment value

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

37.	FINANCIAL INSTRUMENTS (continued)

a.	Fair value of financial assets and financial liabilities (continued)

ii.	Fair values (continued)

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements (continued):

Industry	Valuation technique	Significant unobservable input	Range (weighted average)	Sensitivity of the input of fair value
Investment in equity
Non-listed equity investment - credit rating agency	Discounted cash flow	Weighted Average Cost of Capital ("WACC")	11% - 22%	1% increase (decrease) in the percentage of WACC would result in an increase (decrease) Rp10 billion of the Investment value

		Terminal growth rate	1% - 5%	1% increase (decrease) in terminal growth rate would result in an increase (decrease) Rp7 billion of the Investment value

Non-listed equity investment - telecommunication	Discounted cash flow	WACC	3.85% - 16.5%	0.5% increase (decrease) in WACC would result in an increase (decrease) Rp0 billion of the Investment value

		Terminal growth rate	2% - 3.2%	1% increase (decrease) in terminal growth rate would result in an increase (decrease) Rp0 billion of the Investment value

Convertible bonds
Non-listed equity investment - technology	OPM Backsolve method	Volatility	10%	10% increase (decrease) in the percentage of volatility would result in an increase (decrease) Rp0 billion of the Investment value

		Exit timing	1 Year	Increase (decrease) in 1 year exit timing would result in an increase (decrease) Rp0 billion of the Investment value

	Market movement	Volatility	50.80%	10% increase (decrease) in the percentage of volatility would result in an increase (decrease) Rp0 billion of the Investment value

		Time to liquidity	3.3 Years	Increase (decrease) in 1 year time to liquidity would result in an increase (decrease) Rp0 billion of the Investment value

	Conversion discount	Probability of qualified financing	50%	50% increase (decrease) in probability of qualified financing would result in an increase (decrease) Rp1 billion of the Investment value

iii.	Fair value measurement

Fair value is the amount for which an asset could be exchanged, or a liability settled, between parties in an arm's length transaction.

The fair values of short-term financial assets and financial liabilities with maturities of one year or less (cash and cash equivalents, trade and other receivables, other current financial assets, trade and other payables, accrued expenses, and short-term bank loans) and other non-current assets are considered to approximate their carrying amounts as the impact of discounting is not significant.

The fair values of long-term financial assets (other non-current assets (long-term trade receivables and restricted cash) approximate their carrying amounts as the impact of discounting is not significant.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

37.	FINANCIAL INSTRUMENTS (continued)

a.	Fair value of financial assets and financial liabilities (continued)

iii.	Fair value measurement (continued)

The Group determined the fair value measurement for disclosure purposes of each class of financial assets and financial liabilities based on the following methods and assumptions:

(a)	Fair value through profit or loss, primarily consist of stocks, mutual funds, corporate and government bonds, and convertible bonds. Stocks and mutual funds actively traded in an established market are stated at fair value using quoted market price or, if unquoted, determined using a valuation technique. The fair value of convertible bonds are determined using valuation technique. Corporate and government bonds are stated at fair value by reference to prices of similar at the reporting date.
(b)	The fair values of long-term financial liabilities are estimated by discounting the future contractual cash flows of each liability at rates offered to the Group for similar liabilities of comparable maturities by the bankers of the Group, except for bonds which are based on market price.

The fair value estimates are inherently judgemental and involve various limitations, including:

(a)	Fair values presented do not take into consideration the effect of future currency fluctuations.
(b)	Estimated fair values are not necessarily indicative of the amounts that the Group would record upon disposal/termination of the financial assets and liabilities.

b.	Financial risk management objectives and policies

The Group’s activities expose it to a variety of financial risks such as market risks (including foreign exchange risk, market price risk, and interest rate risk), credit risk, and liquidity risk. Overall, the Group’s financial risk management program is intended to minimize losses on the financial assets and financial liabilities arising from fluctuation of foreign currency exchange rates and the fluctuation of interest rates. Management has a written policy on foreign currency risk management mainly on time deposit placements and hedging to cover foreign currency risk exposures for periods ranging from 3 up to 12 months.

Financial risk management is carried out by the Corporate Finance unit under policies approved by the Board of Directors. The Corporate Finance unit identifies, evaluates and hedges financial risks.

i.	Foreign exchange risk

The Group is exposed to foreign exchange risk on sales, purchases and borrowings that are denominated in foreign currencies. The foreign currency denominated transactions are primarily in U.S. Dollars and Japanese Yen. The Group’s exposures to other foreign exchange rates are not material.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

37.	FINANCIAL INSTRUMENTS (continued)

b.	Financial risk management objectives and policies (continued)

i.	Foreign exchange risk (continued)

Increasing risks of foreign currency exchange rates on the obligations of the Group are expected to be partly offset by the effects of the exchange rates on time deposits and receivables in foreign currencies that are equal to at least 25% of the outstanding current foreign currency liabilities.

The following table presents the Group’s financial assets and financial liabilities exposure to foreign currency risk:

	2023		2022
	U.S. Dollar	Japanese Yen	U.S. Dollar	Japanese Yen
	(in billions)	(in billions)	(in billions)	(in billions)
Financial assets	0.83	0.01	0.78	0.01
Financial liabilities	(0.24)	(0.80)	(0.19)	(1.57)
Net exposure	0.59	(0.79)	0.59	(1.56)

Sensitivity analysis

A strengthening of the U.S. Dollar and Japanese Yen, as indicated below, against the Rupiah at December 31, 2023 would have decreased equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the reporting date. The analysis assumes that all other variables, in particular interest rates, remain constant.

Equity/profit (loss)
December 31, 2023
U.S. Dollar (1% strengthening)	91
Japanese Yen (5% strengthening)	(4)

A weakening of the U.S. Dollar and Japanese Yen against the Rupiah at December 31, 2023, would have had an equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

ii.	Market price risk

The Group is exposed to changes in debt and equity market prices related to financial assets measured at FVTPL carried at fair value. Gains and losses arising from changes in the fair value of financial assets measured at FVTPL are recognized in the consolidated statements of profit or loss and other comprehensive income.

The performance of the Group’s financial assets measured at FVTPL is monitored periodically, together with a regular assessment of their relevance to the Group’s long-term strategic plans.

As of December 31, 2023, management considered the price risk for the Group’s financial assets measured at FVTPL to be immaterial in terms of the possible impact on profit or loss and total equity from a reasonably possible change in fair value.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

37.	FINANCIAL INSTRUMENTS (continued)

b.	Financial risk management objectives and policies (continued)

iii.	Interest rate risk

Interest rate fluctuation is monitored to minimize any negative impact to financial performance. Borrowings at variable interest rates expose the Group to interest rate risk (Notes 18 and 19). To measure market risk pertaining to fluctuations in interest rates, the Group primarily uses interest margin and maturity profile of the financial assets and liabilities based on changing schedule of the interest rate.

At reporting date, the interest rate profile of the Group’s interest-bearing borrowings was as follows:

	2023	2022
Fixed rate borrowings	38,386	27,767
Variable rate borrowings	29,738	35,274

Sensitivity analysis for variable rate borrowings

As of December 31, 2023, a decrease (increase) by 25 basis points in interest rates of variable rate borrowings would have increased (decreased) equity and profit or loss by Rp74 billion, respectively. The analysis assumes that all other variables, in particular foreign currency rates, remain constant.

iv.Credit risk

The following table presents the maximum exposure to credit risk of the Group’s financial assets:

	2023	2022
Cash and cash equivalents	29,007	31,947
Other current financial assets	1,661	1,349
Trade receivable	10,667	8,634
Other receivable	266	245
Other non-current assets	155	186
Total	41,756	42,361

The Group is exposed to credit risk primarily from cash and cash equivalents and trade and other receivables. The credit risk is controlled by continuous monitoring of outstanding balance and collection. Credit risk from balances with banks and financial institutions is managed by the Group’s Corporate Finance Unit in accordance with the Group’s written policy.

The Group placed the majority of its cash and cash equivalents in state-owned banks because they have the most extensive branch networks in Indonesia and are considered to be financially sound banks. Therefore, it is intended to minimize financial loss through banks and financial institutions’ potential failure to make payments.

The customer credit risk is managed by continuous monitoring of outstanding balances and collection. Trade and other receivables do not have any major concentration of risk whereas no customer receivable balance exceeds 3.53% of trade receivables as of December 31, 2023. (December 31, 2022: 4.33%)

Management is confident in its ability to continue to control and sustain minimal exposure to the customer credit risk given that the Group has recognized sufficient provision for impairment of receivables to cover incurred loss arising from uncollectible receivables based on existing historical data on credit losses.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

37.	FINANCIAL INSTRUMENTS (continued)

b.	Financial risk management objectives and policies (continued)

v.	Liquidity risk

Liquidity risk arises in situations where the Group has difficulties in fulfilling financial liabilities when they become due.

Prudent liquidity risk management implies maintaining sufficient cash in order to meet the Group’s financial obligations. The Group continuously performs an analysis to monitor financial position ratios, such as liquidity ratios and debt-to-equity ratios, against debt covenant requirements.

The following is the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	Carrying	Contractual					2028 and
	amount	cash flows	2024	2025	2026	2027	thereafter
2023
Trade payables	18,608	(18,608)	(18,608)	-	-	-	-
Other payables	441	(441)	(441)	-	-	-	-
Accrued expenses	13,079	(13,079)	(13,079)	-	-	-	-
Customer deposits	42	(42)	(42)	-	-	-	-
Interest bearing loans and
other borrowings:
Short-term bank loans	9,650	(9,650)	(9,650)	-	-	-	-
Two-step loans	84	(85)	(85)	-	-	-	-
Bonds and MTN	5,343	(10,163)	(1,086)	(2,574)	(293)	(293)	(5,917)
Long-term bank loans	32,260	(38,386)	(11,194)	(8,090)	(6,901)	(4,569)	(7,632)
Other borrowings	362	(370)	(370)	-	-	-	-
Lease liabilities	20,425	(24,498)	(6,614)	(3,564)	(3,073)	(2,573)	(8,674)
Other liabilities	141	(146)	(4)	(36)	(36)	(35)	(35)
Total	100,435	(115,468)	(61,173)	(14,264)	(10,303)	(7,470)	(22,258)

	Carrying	Contractual					2027 and
	amount	cash flows	2023	2024	2025	2026	thereafter
2022
Trade payables	18,457	(18,457)	(18,457)	-	-	-	-
Other payables	463	(463)	(463)	-	-	-	-
Accrued expenses	15,445	(15,445)	(15,445)	-	-	-	-
Customer deposits	44	(44)	(44)	-	-	-	-
Interest bearing loans and
other borrowings:
Short-term bank loans	8,191	(8,191)	(8,191)	-	-	-	-
Two-step loans	209	(216)	(123)	(93)	-	-	-
Bonds and MTN	4,793	(10,096)	(509)	(510)	(2,574)	(293)	(6,210)
Long-term bank loans	29,873	(36,301)	(10,020)	(8,346)	(6,871)	(4,874)	(6,190)
Other borrowings	1,314	(1,394)	(1,027)	(367)	-	-	-
Lease liabilities	18,661	(22,053)	(5,893)	(4,545)	(2,766)	(2,258)	(6,591)
Other liabilities	170	(196)	(20)	(44)	(44)	(44)	(44)
Total	97,620	(112,856)	(60,192)	(13,905)	(12,255)	(7,469)	(19,035)

The difference between the carrying amount and the contractual cash flows is interest value. The interest value of variable-rate borrowings are determined based on the effective interest rates as of reporting date.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

38.	CAPITAL MANAGEMENT

The capital structure of the Group is as follows:

	2023		2022
	Amount	Portion	Amount	Portion
Short-term debts	9,650	4.73%	8,191	4.26%
Long-term debts	58,474	28.68%	54,850	28.52%
Total debts	68,124	33.41%	63,041	32.78%
Equity attributable to owners
of the parent company	135,744	66.59%	129,258	67.22%
Total	203,868	100.00%	192,299	100.00%

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for stockholders and benefits to other stakeholders and to maintain an optimum capital structure to minimize the cost of capital.

Periodically, the Group conducts debt valuation to assess possibilities of refinancing existing debts with new ones with have more efficient cost that will lead to more optimized cost-of-debt. In case of idle cash with limited investment opportunities, the Group will consider buying back its shares of stock or paying dividend to its stockholders.

In addition to complying with loan covenants, the Group also maintains its capital structure at the level it believes will not risk its credit rating and which is comparable with its competitors.

Debt-to-equity ratio (comparing net interest-bearing debt to total equity) is a ratio which is monitored by management to evaluate the Group’s capital structure and review the effectiveness of the Group’s debts. The Group monitors its debt levels to ensure the debt-to-equity ratio complies with or is below the ratio set out in its contractual borrowings arrangements and that such ratio is comparable or better than that of regional area entities in the telecommunications industry.

The Group’s debt-to-equity ratio as of December 31, 2023 and 2022, respectively were as follows:

	2023	2022
Total interest-bearing debts	68,124	63,041
Less: cash and cash equivalents	(29,007)	(31,947)
Net debts	39,117	31,094
Total equity attributable to owners of the parent company	135,744	129,258
Net debt-to-equity ratio	28.82%	24.06%

As stated in Note 19, the Group is required to maintain a certain debt-to-equity ratio and debt service coverage ratio by the lenders. For the year ended December 31, 2023 and 2022, the Group has complied with externally imposed capital requirements.

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

39.	SUPPLEMENTAL CASH FLOWS INFORMATION

a.	The non-cash investing activities for the years ended December 31, 2023 and 2022 are as follows:

	2023	2022
Acquisition of property and equipment:
Credited to trade payables	3,905	4,662
Borrowing cost capitalization	124	79

Addition of right of uses assets credited
to leases (Note 12)	10,390	10,006

Acquisition of intangible assets:
Credited to trade payables	479	258

b.	The changes in liabilities arising from financing activities is as follows:

			Non-cash changes
			Foreign exchange		Other
	January 1, 2023	Cash flows	movement	New leases	Changes	December 31, 2023
Short-term bank loans	8,191	1,459	-	-	-	9,650
Two step loans	209	(128)	3	-	-	84
Bonds	4,793	550	-	-	-	5,343
Long-term bank loans	29,873	2,584	(213)	-	16	32,260
Other borrowings	1,314	(954)	-	-	2	362
Lease liabilities	18,661	(6,602)	(15)	10,390	(2,009)	20,425
Total liabilities from
financing activities	63,041	(3,091)	(225)	10,390	(1,991)	68,124

40.	SUBSEQUENT EVENT

In January 2024, Telkomsel has paid the entire outstanding loans to BSI, Bank of China, and BJB amounting to Rp500 billion, Rp1,400 billion, and Rp500 billion, respectively.

41.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN PSAK AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

These are summary of significant differences between PSAK and IFRS for the year 2023.

Impact of significant differences between PSAK and IFRS on items in consolidated statements of financial position as of December 31, 2023 were as follows:

	Reference	PSAK	Reconciliation	IFRS
ASSETS

Trade receivables - net allowance for
expected credit losses
Related parties	b	1,918	439	2,357
Third parties	b	8,749	(439)	8,310
Other current assets	d	7,996	15	8,011
Total Current Assets		55,613	15	55,628

Property and equipment - net of accumulated depreciation	a	180,755	(1,955)	178,800
Right-of-use asset	a,d	22,584	1,440	24,024
Deferred tax assets - net	d	4,170	50	4,220
Total Non-current Assets		231,429	(465)	230,964

TOTAL ASSETS		287,042	(450)	286,592

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

41.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN PSAK AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (continued)

	Reference	PSAK	Reconciliation	IFRS
LIABILITIES AND EQUITY

Trade payables
Related parties	b	585	2,405	2,990
Third parties	b	18,023	(2,405)	15,618
Current maturities of lease liabilities	d	5,575	(117)	5,458
Total Current Liabilities		71,568	(117)	71,451

Lease liabilities	d	14,850	(6)	14,844
Total Non-current Liabilites		58,912	(6)	58,906

TOTAL LIABILITIES		130,480	(123)	130,357

EQUITY
Additional paid-in capital	c	2,711	(734)	1,977
Other equity	c	9,639	(9,139)	500
Retained earnings	c	118,441	9,705	128,146
Net equity attributable to owners of the parent company	d	135,744	(168)	135,576
Non-controlling interest	d	20,818	(159)	20,659
TOTAL EQUITY		156,562	(327)	156,235

TOTAL LIABILITIES AND EQUITY		287,042	(450)	286,592

Impact of significant differences between PSAK and IFRS on items in consolidated statements of profit or loss and other comprehensive income for the year ended December 31, 2023 were as follows:

	Reference	PSAK	Reconciliation	IFRS

Depreciation and amortization expenses	a,d	(32,663)	94	(32,569)
Other income - net	d	252	7	259

OPERATING PROFIT		44,384	101	44,485

Finance cost	d	(4,652)	(40)	(4,692)

PROFIT BEFORE INCOME TAX		40,794	61	40,855

INCOME TAX (EXPENSE) BENEFIT		(8,586)	(201)	(8,787)

PROFIT FOR THE YEAR		32,208	(140)	32,068

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		30,754	(140)	30,614

Profit for the year attributable to:
Owners of the parent company		24,560	(133)	24,427
Non-controlling interests		7,648	(7)	7,641
		32,208	(140)	32,068
Total comprehensive income for the year attributable to:
Owners of the parent company		23,083	(134)	22,949
Non-controlling interests		7,671	(6)	7,665
		30,754	(140)	30,614
BASIC EARNING PER SHARE
(in full amount)
Net income per share		247.92	(1.34)	246.58
Net income per ADS (100 Series B shares per ADS)		24,792.50	(134.26)	24,658.24

This report is originally issued in the Indonesian language	Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and For the Year Then Ended

(Amounts in the tables expressed in billions of Rupiah, unless otherwise stated)

41.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN PSAK AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (continued)

a.	Land rights

Under PSAK, land rights are recorded as part of property and equipment and are not amortized, unless there is indication that the extension or renewal of land rights is not expected to be or will  not be received. Costs incurred to process the extension or renewal of land legal rights are recognized as intangible assets and amortized over the shorter of the term of the land rights or the economic life of the land.

Under IFRS, land rights are accounted and presented as part of right-of-use assets. Land rights amortized over the lease period.

b.	Related party transactions

Under Bapepam-LK Regulation No. VIII.G.7 regarding the Presentation and Disclosures of  Financial Statements of Issuers or Public Companies, a government-related entity is an entity that is controlled, jointly controlled, or significantly influenced by a government. Government in this context is the Ministry of Finance or the Local Government, as the shareholder of the entity.

Under IFRS, a government-related entity is an entity that is controlled, jointly controlled, or significantly influenced by a government. Government in this context refers to the Government of Indonesia, Government agencies, and similar bodies whether local, national, or international.

c.	Differences in entities under common control restructuring transactions

According to PSAK, the difference between restructuring transactions between entities under common control is included in the grouping of additional paid-in capital in equity. Meanwhile, according to IFRS, the difference in restructuring transactions between entities under common control is included in the grouping of retained earnings.

d.	Timing difference in applying accounting standards

The Group applied PSAK 73 Leases starting from January 1, 2020. It is equivalent with accounting standards in IFRS 16 Leases which was implemented in the beginning January 1, 2019. Timing difference in applying accounting standard results in differences in some of accounts in the consolidated financial statements.